Form 20-F
period 2000-03-31
QUINTALINUX LTD
filed 2000-09-29
CIK 1110870

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 20-F

         [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2000

                                      OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _____________ to _______________


Commission file number 0-30830

                               QUINTALINUX LIMITED
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                               QUINTALINUX LIMITED
                -----------------------------------------------
                (Translation of Registrant's name into English)

                              British Virgin Islands
                -----------------------------------------------
                (Jurisdiction of incorporation or organization)

                     Suite 2209-2217, 22/F Metro Centre II
                              21 Lam Hing Street
                            Kowloon Bay, Hong Kong
                   ----------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                Title of each               Name of each exchange
                    class                    on which registered
                -------------               ---------------------
                    None                             N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                 $.01 Par Value Common Stock ("Common Stock")
                 --------------------------------------------
                               (Title of Class)

                Warrants to Purchase Common Stock ("Warrants")
              --------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
                              ------------------
                               (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of September 22, 2000:

                    9,500,000 Common Stock
                    1,500,000 Warrants

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes           No   X
         -----        -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18   X
        -----              -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Not Applicable.

                                EXCHANGE RATES


     We have prepared our financial statements in accordance with U.S. generally accepted accounting principles consistently applied and publish such statements in Hong Kong dollars, which is the functional currency of our subsidiaries and the legal tender currency of Hong Kong. All references to "Hong Kong dollars" or "HK$" are to Hong Kong dollars. All references to "U.S. Dollars," "dollars" or "$" are to United States dollars. Conversion of amounts from Hong Kong dollars into United States dollars for the convenience of the reader has been made at the exchange rate of US$1.00 = HK$7.75.

     The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods indicated. It represents the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average noon buying rate is determined by averaging the rates on the last business day of each month during the relevant period.

     Calendar Year                      Period End  Average    High     Low
     -------------                      ----------  -------    ----     ---
                                                    Noon Buying Rate
                                                    ----------------
                                                      (HK$per US$)
     1995...........................      7.7323    7.7357    7.7665  7.7300
     1996...........................      7.7347    7.7345    7.7440  7.7310
     1997...........................      7.7495    7.7431    7.7550  7.7275
     1998...........................      7.7476    7.7467    7.7595  7.7355
     1999...........................      7.7740    7.7594    7.7814  7.7457
     2000 (through March 31, 2000)..      7.7867    7.7818    7.7867  7.7765



                          FORWARD-LOOKING STATEMENTS


     This annual report contains certain forward-looking statements that are based on beliefs and assumptions of our management. Often, you can recognize these statements because we use words such as "believe", "anticipate", "intend", "estimate" and "expect" in the statements. Our actual performance after March 31, 2000 could differ materially from the forward-looking statements contained in this annual report. However, we are not obligated to release publicly any revisions to the forward-looking statements contained in this annual report except as otherwise required by the securities laws of the United States.

                                    PART I


ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

     We provide technological services designed to address broad technological needs in Hong Kong and China. Currently, our focus is in three principal businesses:

  . We offer a wide variety of commercial construction products and services in connection with electrical network, air-conditioning, flooring, lighting and information display systems.
  . We believe that we are also one of the leading construction and contracting service companies in Hong Kong specialized in interior fitting out works and other related contracting businesses, including:
     .    interior design;
     .    renovation and decoration;
     .    electrical engineering;
     .    fire control systems;
     .    carpentry; and
     . installation of information and telecommunication network and structured cabling for commercial and residential properties.
  . Our information technology services business is operated through our 72.5%- owned subsidiary, Linux System Solution Limited, which was established in April 1999. Linux System Solution is a Linux specialist which offers comprehensive professional consulting and support services, systems integration and application development for Linux operating systems. We also intend to develop Linux applications designed to improve our businesses.

Background and Organization

     We were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 8, 1997. We own all of the issued share capital in each of the companies listed below, but only 72.5% of the issued share capital in Linux System Solution.

     The following diagram illustrates our corporate structure. The respective country of organization/incorporation is shown in brackets.

                              QUINTALINUX LIMITED
                                   (B.V.I.)
________________________________________________________________________________

100%                                                               72.5%
----                                                               -----
  - Interact Contracting Company Limited                  Linux System Solution
      (H.K.)                                                      Limited
                                                                   (H.K.)
  - Interact (China) Design and Contracting Company Limited
      (H.K.)
  - Pado (Holdings) Limited
      (H.K.)
      - Pado Contracting Company Limited
          (H.K.)
      - Good Prominent Engineering Company Limited
          (H.K.)
  - Uni-Zone Holdings Limited
      (H.K.)
  - Good Prominent Technology Company Limited
      (H.K.)
  - Good Prominent Trading Limited
      (H.K.)

Our Technological Products Marketing and Engineering, and Construction and Contracting Services Businesses
Industry Overview

     Despite the slow down of the economic development in Hong Kong and China, we anticipate continuous growth for the construction-related services market. We believe the future growth in this industry is being positively affected by the following trends:

     .    Hong Kong--Large Projects to be Developed

          The Hong Kong SAR Government has recently confirmed the development and construction of the Cyber Port project in Hong Kong. This project would include the development of 26 hectares of land into residential, manufacturing, office and research facilities. It is anticipated that about 5.78 million square feet of floor area will be built. In addition, the development of the 126-hectare Disneyland in Hong Kong will also create a large demand for contracting and engineering works for both the theme park itself and its supporting infrastructure and facilities.

     Moreover, along the route corridor of the West Railway, which is now under construction, over 40,000 new flats of residential, retail, office and hotel facilities will be built. These projects would create good opportunities for construction and contracting companies in Hong Kong.

 .    Hong Kong and China--Demand for Quality Buildings

     Due to various market and economic factors, the property market in Hong Kong and China has slumped since the mid 1990's. There is keen competition for property tenants and buyers. In order to strengthen their competitive advantage, many real estate developers improve the quality of their buildings by adding various high-technology features such as computerized control systems, flexible floor configuration, interior and exterior lighting system and information and telecommunication networks. Also, older buildings need to be upgraded to maintain their existing tenants. This creates a vast market potential for high-technology construction services such as ours.

 .    Concern for Quality of Environment

     In the Second Review of the 1989 White Paper on Pollution issued in November 1993, the Hong Kong Government recognized the existence of potential health risks and problems associated with indoor air pollution. The Hong Kong Environmental Protection Department has launched an Indoor Air Quality Program in Hong Kong, aiming at categorizing building indoor air quality into three levels under a self-regulatory approach. There is a possibility for more stringent regulation on monitoring indoor air quality in commercial buildings after the review is completed in 2003. Maintaining a good indoor air quality in buildings is an asset to a company since it can improve the productivity of employees and build up a good image for the company. Our subsidiary, Uni-ZoneHoldings, is currently working together with Hong Kong University of Science and Technology on newly developed advanced ventilation systems such as displacement type ventilation system and integration of demand control algorithm, to improve indoor air quality as well as save energy and running costs in the long run. We believe this would be a good business opportunity for us as we have much experience in supplying and installing under-floor air conditioning systems which improve the air quality.

 .    Growing Market for Information Display Systems

     There are a number of market factors which enhance the growth of the market for LED displays. These factors include the increasing popularity of LED display signage as a result of the advancement in information technology, as well as the increasing availability of information and visual content of electronic formats as advertising and informational purposes. Particularly for the public transportation sector, the bus and mass transportation operators are introducing new buses and trains with LED signage boards which provide news or route information for the passengers.


Strategy

     We plan to continue to maintain our position as one of the leading providers of high quality construction related services in Hong Kong and China. The principal elements of our strategy are:

     . Technology Leadership and Innovation--Linux based applications and solutions

          Our contracting services integrate contemporary interior design and contracting services as well as advanced technology in flooring and air-conditioning systems to maximize the capacity and flexibility of property space. We seek to extend our technological leadership by innovative deployment of Linux based applications and solutions. Using Linux as the main technology platform, we seek to incorporate and integrate information technology, automation technology and products into the design processes. It will significantly enhance our portfolio of product offerings and value-add our services to our clients. These services will include design, integrate, install and maintain the internal information system and telecommunication network for commercial and residential buildings. These could assist the real estate owners, managers and occupants in cost and energy savings.

     .    Comprehensive Product Offering

          Unlike traditional contracting companies, we offer a wide range of construction related services, including interior design, fitting out, electrical engineering and installation, fire control systems, cabling, and maintenance work.

          We plan to continue to expand our services through both internal development and possible future acquisitions of complimentary businesses, products and technologies. Our comprehensive service offering enables us to meet a broad range of customer needs and provide an integrated source of contracting services for the architects and project managers as they seek to consolidate their contractor relationships to a smaller select group.

 .    Close Working Relationship With Customers

     Since our establishment, we have focused on satisfying the needs of real estate developers and architects and have developed long-term relationships with many of our customers. We work with our customers at the initial design stage to identify and respond to their needs. These close working relationships allow us to understand and address the cost and performance expectations of our customers. We plan to enhance our relationships with our major customers and to develop similar relationships with new customers mainly through referral by our current customers and clients.

 .    Active Participation in Government Projects

     We have been actively providing contracting services for small-scale government projects since our establishment. In view of the vast potential demand for contracting works in respect of the forthcoming Hong Kong Government infrastructure projects for the Cyberport, Disneyland and West Railway, we plan to participate more aggressively in the Government sector. We intend to acquire a Class C Contractor License in order to bid for large-scale government contracting and engineering projects in Hong Kong. We believe that our ability, expertise and experience resulting from our involvement in information technology will enhance our success rate in bidding for these projects.


Products and Services

Technological Products Marketing and Engineering

     We are specialized in a wide variety of state of the art high-technology construction products and services in connection with electrical, air-conditioning, flooring, lighting and information display systems. These services generated 44% of our combined revenues for the fiscal year ended March 31, 1999 and approximately 22% of our proforma combined revenues for the fiscal year ended March 31, 2000. Our major products and services include:

     .    Raised floor system and under-floor air-conditioning systems

          We are specialized in intelligent office design and installation turnkey projects. This sector of our business is performed by one of our subsidiaries, Uni-Zone Holdings Limited. We are the distributor of various types of raised floor systems, under-floor air conditioning, clean room systems, uninterruptible power systems, under-floor cable management systems and computer related peripherals.

     The under-floor air-conditioning system has revolutionized the concept of ventilation in modern offices and commercial buildings. Raised modular flooring allows greater flexibility in the installation of various electrical and mechanical components, including different kinds of wiring and cable network. This system can provide significant cost advantages to the user in the long run and will become an important element of the so-called "intelligent building" that stresses high flexibility in space and facility usage.

     We believe that these systems can offer the following benefits:

     .    flexible, adaptable and re-usable
     .    maximize the capacity of the building
     .    low costs for maintaining and re-configuring
     .    easy relocation in a matter of minutes
     .    minimize total long term running costs
     .    reduce energy costs
     .    reduce construction time and material cost
     .    healthy working environment with cleaner air
     .    computerized temperature control
     .    computerized smart control system
     .    environmental protection
     .    freedom to move, design and integrate services

     During the fiscal years ended March 31, 1999 and 2000, we completed approximately HK$62 million (US$8 million) and HK$3 million (US$390,000) of design and installation contracts for the under-floor air-conditioning systems. One of the most important projects is the supply and installation of the raised floor and under-floor air-conditioning system for "The Center", one of the tallest buildings in Hong Kong. The contract value was HK$84 million (US$10.8 million) for this 77-story building and "practical completion" was received in March 1999.

     .    Architectural Lighting Systems

          This sector of our business is conducted by Good Prominent Engineering Company Limited. We design, install and maintain various architectural lighting systems which are commonly used for highlighting architectural details, as well as advertising signage and outdoor decoration application. Cold cathode and fibre-optics lighting systems are innovative high-technology products for both interior and exterior building decoration and are widely used in shopping malls and hotels.

          At present, we are offering three main categories of architectural lighting products: fibre optic lighting, light pipe systems and cold cathode neon lighting systems. We have developed our proprietary fibre optic lighting system named "Brite Lite." Cold cathode neon lighting systems are mainly for architectural and signage applications. We have developed our own "Elite" brand name of cold cathode lighting systems. We believe that we are the market leader in this field, controlling 60% of the fibre-optics market and 30% of the cold cathode lighting market in Hong Kong.

     .    Display System

          Our subsidiary, Good Prominent Technology Company Limited, focuses mainly on the design and installation of various light emitting diode
          (LED) display, LCD display and multimedia information systems for the government, commercial and industrial customers.

          We are the exclusive distributor for the "Litedot" Display Systems from Lite Vision. Lite Vision integrates modular technology with advanced digital systems. The products are controlled by regular computer terminals with video and graphic software which opens up a vast spectrum of display possibilities.

          LED and Litedot are two of our most important products, which accounted for 17% and 13% of our total sales of high-technology products during the fiscal years ended March 31, 1999 and 2000. The LED and Litedot systems are widely used for advertising, stadium displays and passenger information signage for airports, buses, trains and highways, subway and train stations.

          Our recent projects include design and supply for the Mass Transit Railway Corporation of Hong Kong (MTRC) mid-life renovation for its train fleet, which consists of 762 trains. Another major project is a joint venture project with Lite Vision Corporation for the MTRC Phase 2B Electronic Display System for its 37 subway stations.

          The total revenue for our architectural lighting systems and display systems was approximately HK$28 million (US$3.6 million) and HK$16 million (US$2.1 million) for the fiscal years ended March 31, 1999 and 2000.

Construction and Contracting Services

     We are also specialized in the interior fitting out works and other related contracting businesses, including:

     .    interior design;
     .    renovation and decoration;
     .    electrical engineering;
     .    fire control systems;
     .    carpentry; and
     . installation of information systems and telecommunication networks and cabling within commercial buildings.

We are mainly engaged in the interior design and contracting business with special focus on offices, shopping malls, department stores, hotels, banks and universities. A majority of our clients are blue-chip and multi-national companies.

     Three of our subsidiaries, Interact Contracting Company Limited, Interact (China) Design and Contracting Company Limited and Pado Contracting Company Limited, are specialized in providing a series of constructing and contracting services. Interact Contracting Company Limited has been awarded ISO 9002 qualification in 1997 in respect of our quality assurance systems, reflecting our reputation as a quality contracting service provider.

     In 1996, we expanded into the China market. For the fiscal years ended March 31, 1999 and 2000, approximately 36% and 56% of our gross revenue from construction and contracting services was generated from our projects in China. We completed the American Insurance Assurance Building located in the Bund, the Huangpu rivershore in Shanghai. The total contract sum for this project was HK$64 million (US$8.2 million) and the building is regarded as one of the most artistic historic buildings in Shanghai. We were also the main contractor for the HK$30 million (US$3.9 million) renovation project for the Hongkong Bank's Head Office in Shanghai. We intend to use our experience and good relationship with many Chinese government authorities to expand our client base in the China market.


Customers

     We have developed a diversified customer base for our high-technology products and construction related business sectors:

     . Technological products--Our customers include general contractors, real estate developers, architects, government entities and public transportation companies.

     . Construction and contracting services--Our customers include general contractors, real estate developers, property managers, and owners and operators of commercial and industrial properties in both Hong Kong and China.


Sales and Marketing

     For both of our technological products and contracting services sectors, we have developed and maintained successful long-term relationships with our key customers by focusing on customer satisfaction and high quality service and by providing value-added services such as information technology services. Many of our customers or prospective customers have a qualification procedure for becoming an approved bidder or vendor based upon the satisfaction of particular performance and safety standards set by the customer. These customers often maintain a list of vendors or subcontractors meeting such standards and award contracts for individual jobs only to such vendors. We strive to maintain our status as a preferred or qualified vendor to such customers.

     Furthermore, our sales and marketing personnel maintain a careful watch on new developments, utilizing information from advertisements and attending relevant exhibitions and events, in order to introduce us to any new prospective customer. We also rely on both the written and verbal referrals of our satisfied customers to help generate new business.


Competition

Technological Products

     The technological products industry in Hong Kong and China is highly fragmented and competitive. There are relatively few, if any, barriers to entry into these markets in which we operate. As a result, any organization that has adequate financial resources and access to the technological products and expertise may become a competitor to us. Most of our competitors are small, private-owned companies. We believe the major competitive factors in the technological products sector include:

     .    the expertise in design and integration of the technological products;
     .    cost structure;
     .    relationship with customers;
     .    access to technology; and
     .    experience in specific markets.

     We own proprietary rights for some of the products that we are currently distributing, and we intend to continue to develop our proprietary products. Therefore, we believe that we have competitive advantages over our competitors.


Construction and Contracting Services

     The market in which we operate is highly competitive, requiring substantial resources as well as skilled and experienced personnel. We compete with other independent contractors in most of the markets in which we operate, some of which are large domestic companies that have greater financial, technical and marketing resources. In addition, there are few barriers to entry into the industry in which we operate. A significant portion of our revenues is currently derived from contracts granted on a private bidding or public tender basis. Price is often an important factor in the award of such contracts. Accordingly, our competitors could underbid us in an effort to procure such business. On the other hand, bidding for large scale projects may require a large amount of working capital since most of these projects have progressive payment terms and pay no or a small amount of deposit upfront. These projects always have higher profit margins but will involve more cashflow for procuring material and paying our subcontractors.


Our Software Support and System Integration Services

     We are developing and expanding our operations in information technology, software support and system integration business. Currently, our core services cover technical support and system integration for Linux operating systems and the application development of TurboLinux products. TurboLinux is one of the leading Linux products that supports major Asian character sets. This part of our business is operated through our subsidiary, Linux System Solution.


Internet and Open Source Software Industry Background

     In the software industry, the internet has accelerated the development of open source software, which has its origins in the academic and research environments and is based on an open, collaborative approach to the development and distribution of software.

     The growth of the internet has greatly increased the scale and efficiency of open source development through the availability of collaborative technologies such as e-mail lists, news groups and web sites. These technologies have enabled increasingly large communities of independent developers to collaborate on more complex open source projects.

     Through free downloading from the internet, users are able to acquire the open source software at little or no cost, install the software on as many computers as they wish, and customize the software to suit their particular needs.


Linux

     Linux is one of the most popular open source softwares. Linux is a UNIX-like operating system originally developed by a young Finnish, Linus Torvalds. An operating system is the software that allows a computer and its various hardware and software components to interact. The central nervous system of Linux is the kernel, the operating system code that runs the whole computer. The kernel is under constant development and is always available in both the latest stable release and the latest experimental release.

     The use of Linux-based operating systems has rapidly grown. According to industry sources, we estimate that there are about 10 to 15 million Linux users worldwide, of which several million are in Asia, including China. As compared with other operating systems, we believe Linux-based operating systems have the following competitive advantages:

     . stability and high performance--The Linux operating system has long been praised for its stability with little chance of crashing, freezing or having to be rebooted.
     . hardware compatibility--Almost all major technology companies in the world are supporting Linux, including IBM, Dell, Compaq, Hewlett Packard, NEC and Computer Associates.
     . reduced licensing costs--Nearly all development software for Linux is free and the source code for nearly any Linux program is freely available.

     We believe that Linux System Solution has business opportunities in the following aspects:

     . offering technical support, training, custom development and related services to customers
     . development of custom applications of Linux for our other core businesses

     Linux System Solution was established in April 1999. Mr. and Mrs. Miller, the founders of TurboLinux, Inc., have a 25% equity interest in Linux System Solution and Mrs. Miller is a director of Linux System Solution. Linux System Solution resells, services and supports Linux products, such as TurboLinux, in Hong Kong and Asia.

Strategy

     Our objective is to become a leading Linux total solution provider and system integrator in Hong Kong, China and other ASEAN countries. We intend to continue to deliver the best business solutions on Linux to warrant the adoption of Linux for our corporate and enterprise customers. We also intend to develop and design custom applications of Linux for use in our other core businesses. Our infrastructure and technical expertise will enable us to:

     .    Expand Our Strategic Alliances

          We are actively seeking new strategic alliances with other major Linux companies to improve our access to new customers and geographic markets.

     .    Expand Our Core Competence Relating to Linux Technologies and
          Applications

          We are expanding our professional teams to enhance our ability and better serve our clients by offering them the most cost-effective internet, intranet and E-commerce solutions based on Linux.

     .    Expand Our Domestic and International Market

          We intend to continue to focus on expanding our sales effort by establishing resource and support service centres in Hong Kong, China and other ASEAN countries.

     .    Develop and Design Custom Applications for Our Other Core Businesses

     We intend to develop Linux applications for our use by our subsidiaries in the development of their businesses, such as:

     .    construction technology
          -    design and installation of intelligent buildings
          -    office and residential automation
          -    telecommunication infrastructure
     .    architectural lighting, electrical and electronics system integration
          -    process control
          -    process monitoring and automation
          -    animation

     .    visual and information display systems
          -    process control
          -    animation
          -    database technology
     .    raised floor systems and under-floor air-conditioning systems
          -    process control
          -    environment monitoring
          -    process monitoring and automation
          -    control and distributed systems


Products and Services

     We specialize in offering Linux products and related services, which can be broadly categorized into two main focuses:

     . Trading and re-selling of Linux based products such as TurboLinux, and providing the necessary services to fully support and maintain these products; and
     .    Linux application solutions and the related services, including:
          -    internet and E-commerce solutions
          -    network management services
          -    turnkey or existing hardware solutions
          - service and consulting, such as technical support and on-going maintenance
          -    on-site Linux installation and training
          -    application development
          -    system integration services
          -    project management

     We expect to derive our revenue from our information technology services business mainly from:

     . system integration services--System integration services are usually charged on a project basis. The scale of a project varies considerably, usually with a gross margin of 35%. We estimate an average project size of HK$35,000 (US$4,500) to HK$45,000 (US$5,800) for small to medium enterprises.
     . consulting services--Consulting services on computer and software application are charged on a man-day basis, currently at HK$3,500-- HK$4,500 (US$450--US$580) per man-day
     . application development--The development is charged on a man-day basis, currently at HK$3,500 (US$450) to HK$4,000 (US$510) per man-day. There will be a premium charged per project in the range of 20% to 60% of the project cost to cover potential project risks and proprietary technology.
     . training courses--According to our arrangements with Kenfil Training Centre, Welkin Computer Training and Mango Training Centre, we are entitled to a 30% share of the course fee received. Currently, each course is charged at prices ranging from HK$2,400 (US$310) to HK$3,440 (US$444) per student, depending on market demand.
     . direct sales of Linux products such as TurboLinux--Our package of TurboLinux products sells for about HK$350 per box, yielding gross margins of up to 35%.
     . major government and educational institution projects--We intend to actively bid for major government and educational institution projects for computer network, internet services and other software applications.


Customers

     With our wide range of professional products and well-designed services, we target customers ranging from individuals to large corporate users in Hong Kong, China and other ASEAN countries.

                      Services                                        Customer Base
                      --------                                        -------------
Internet and Internet solution using Linux as a        Individual users and enterprises
launching platform

Support and maintenance services of Linux system       Enterprises

Training                                               Small to medium enterprises Individual users

Enterprise Solution                                    Medium to large enterprises Oracle customer
                                                       base
                                                       IBM DB2


Sales and distribution of TurboLinux based products    Enterprises and individual users

Publication of Linux material                          Individual users

     We market our products and services through direct sales personnel and retail distributors. We operate a head office in Hong Kong and we intend to expand our activities into China and other ASEAN countries.

     We actively participate in large-scale marketing programs, such as Linux exhibitions and conferences. We also maintain marketing programs to support the sales and distribution of our products and services to communicate corporate direction. Our marketing programs include public relations campaigns, seminars, industry conferences and trade shows.


Competition

     In the market for computer operating systems, Linux competes with a limited number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. These competitors include Microsoft, Novell, IBM, Sun Microsystems and The Santa Cruz Operation, all of which offer hardware-independent multi-user operating systems for Intel platforms, and AT&T, Compaq, Hewlett-Packard, Olivetti and Unisys, each of which, together with IBM and Sun Microsystems, offers its own version of the UNIX operating system. Many of these competitors bundle competitive operating systems with their own hardware offerings, making it more difficult for us to penetrate their customer bases.

     The Linux-based operating systems market is not characterized by the traditional barriers to entry that are found in most other markets, due to the open source nature of the products. For example, anyone can download, copy, modify and redistribute Linux. Consequently, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     Linux System Solution also competes with a number of companies that provide technical support and other professional services to users of Linux-based operating systems.

     Despite the existing and potential competition, we believe that we will benefit from several competitive advantages:

     . having a strategic relationship with leading Asian Linux vendors such as TurboLinux, Inc.;
     . being the first company in Hong Kong offering a full range of supporting and technical services for Linux-based products; and

     . having the technical capabilities of integrating Linux products to provide various system support and internet services for our clients.

     An integral part of our strategy to develop a leading position in Hong Kong, China and other ASEAN countries is to:
     . build up our brand name by investing in marketing and promotional efforts; and
     . build up and expand our asset base of talented scientists and engineers.


Employees

     As of March 31, 2000, we had a total of 67 full time employees, as well as a network of consultants and hourly workers available on an as-required basis. Of the 67 full time employee, ten are key management staff, 31 are engaged in project management, six in sales and marketing and 20 in finance and administration. None of our employees is represented by a labor union and we believe that our employees' relations are good.


Enforceability of Civil Liabilities and Certain Foreign Issuer Considerations

     We are a British Virgin Islands holding company, and all of our assets are located in Hong Kong. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may be unable to effect service of process within the United States upon these non-residents or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state. There is uncertainty as to whether the courts of the British Virgin Islands or Hong Kong would enforce:

     . judgments of United States courts obtained against us or these non-residents based on the civil liability provisions of the securities laws of the United States or any state; or
     . in original actions brought in the British Virgin Islands or Hong Kong, liabilities against us or these non-residents based on the securities laws of the United States or any state.

     We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States with respect to this offering.

     There are no treaties between the British Virgin Islands and the United States nor between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the British Virgin Islands and Hong Kong may accept a foreign judgment as evidence of a debt due. An action may be commenced in the British Virgin Islands or Hong Kong for recovery of this debt. However, a British Virgin Islands or Hong Kong court will only accept a foreign judgment as evidence of a debt due, if:

     .    the judgment is for a liquidated amount in a civil matter;
     . the judgment is final and conclusive and has not been stayed or satisfied in full;
     . the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature. In this regard, a British Virgin Islands or Hong Kong court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment is given;
     . the judgment was not obtained by actual or constructive fraud or duress;
     . the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in the British Virgin Islands or Hong Kong;
     . the proceedings in which the judgment was obtained were not contrary to the concept of fair adjudication;
     . the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the British Virgin Islands or Hong Kong;
     . the person against whom the judgment is given is subject to the jurisdiction of the British Virgin Islands or the Hong Kong courts; and
     . the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the above requirements.

     Enforcement of a foreign judgment in the British Virgin Islands or Hong Kong also may be limited or otherwise affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. While we believe there are no material differences between the protection afforded to minority shareholders of a company organized as an international business company under the law of the British Virgin Islands from those generally available to shareholders of corporations organized in the United States, there may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company organized as an international business company under the laws of the British Virgin Islands may bring an action against a company, even if other shareholders do not wish to bring an action and even though no wrong has been done to the shareholder personally.

This is a representative action, that is, an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated. Instances where representative actions may be brought include to:

     . compel a company to act in a manner consistent with its Memorandum of Association and Articles of Association;
     . restrain directors from acting on resolutions, where notice of a shareholders' meeting failed adequately to inform shareholders of a resolution proposed at the meeting;
     . restrain a company, where it proposes to perform an act not authorized by the Memorandum of Association and the Articles of Association or to seek damages from a director to compensate a company from the consequences of such an unauthorized act, or to recover property of a company disposed of due to such unauthorized act;
     . restrain a company from acting upon a resolution that was not made in good faith and for the benefit of shareholders as a whole;
     . redress where a resolution passed at a shareholders' meeting was not properly passed, for instance, if it was not passed with the necessary majority;
     .    restrain a company from performing an act which is contrary to law;
          and
     . restrain a company from taking any action in the name and for the benefit of a company.

     Such an action also may be brought against directors and promoters who have breached their fiduciary duties to a company, although acts amounting to a breach of a fiduciary duty can be ratified by a general meeting of shareholders, in the absence of fraud. Such actions against directors and promoters only may be taken, however, if such directors and promoters have power to influence the action taken by a general meeting by means of, for instance, their votes as shareholders, which would prevent a company from suing them in the company's name. Although British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors representatively or derivatively, the circumstances in which any such action may be brought as set forth above may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders in a United States company.

ITEM 2.  DESCRIPTION OF PROPERTY.
---------------------------------

     Our principal executive offices are located at Suite 2209-2217, 22/F Metro Centre II, 21 Lam Hing Street, Kowloon Bay, Hong Kong. We lease approximately 5,000 square feet of office space at this location. We also lease an additional 3,000 square feet on the same floor of that building and 1,400 square feet at Unit A, 21/F, Pico Tower, 64-66 Gloucester Road, Wanchai, Hong Kong as additional offices for Li Group and Linux System Solution.

     We own two commercial and one industrial units in Hong Kong. The two commercial units are leased to non-affiliated third parties, and the industrial unit is currently used as our warehouse. We also own a Class A residential property of 1,962 square feet in Hong Kong which is occupied by the Chairman as director's quarters. Our banking facilities are collateralized by all of these properties.


ITEM 3.  LEGAL PROCEEDINGS.
---------------------------

     On April 29, 1999, an action was brought against the Tat Group in the PRC by an entity claimant which performed certain construction works for our subcontractor for HK$14,019,000 (US$1,809,000). In the initial litigation filed in a provincial court in the PRC, the court ruled that the claimant has no merit to the case and accordingly, the claimant withdrew its legal proceeding on June 18, 1999. The claimant subsequently pursued the claim in another litigation and, on October 20, 1999, received a favorable trial ruling against the Tat Group, resulting in a judgment of HK$15,731,000 (US$2,030,000). On December 23, 1999, the Tat Group appealed against this latest ruling and judgment. The Tat Group's attorney, The Shenzhen Yatai Law Office, Shenzhen, PRC, having perused and considered all the legal documents and the evidence used at the trial, has advised the Tat Group that there has not been any legal binding subcontracting/sub-subcontracting obligations between the claimant and Tat Group and, accordingly, the Tat Group could never be a defendant.

     On January 15, 1999, the Tat Group received a claim for liquidated damages amounting to HK$21,832,000 (US$2,817,000) regarding a delay in completion of a PRC contract. As of the date of this annual report, no formal court action has been filed nor has any further demand or notice been made by the claimant. Our work on the contract has been completed and the developer took possession of the property. Since the delay in completion was caused by changes in job specifications, the Tat Group would be entitled to an extension of time for completion. Accordingly, we believe that the Tat Group will not suffer any losses in respect of this claim.

     Except as described above, we are not a party to any material legal proceedings and there are no material legal proceedings pending with respect to our property. We are not aware of any legal proceedings contemplated by any governmental authorities involving either us or our property. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving us or our subsidiaries, or has an interest in any proceeding which is adverse to us or our subsidiaries.


ITEM 4.  CONTROL OF REGISTRANT.
-------------------------------

     (a) Except as set forth in (b) below, as far as is known to our management, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

     (b) The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of September 1, 2000 by:

     . each person who is known by us to own beneficially more than 10% of the outstanding common stock,
     .    each of our executive officers and directors, and
     .    all directors and executive officers as a group.

Except as set forth below, to our knowledge, we are not directly or indirectly owned or controlled by any other corporation or by any foreign government.

                                                                   Shares Beneficially
                                                                          Owned
                                                                   -------------------
Name of Shareholder                                                  Number    Percent
-------------------                                                ----------  -------

CHU Tat .........................................................   4,824,000     50.8
Perick LI Wai Ho ................................................   3,054,000     32.1
David LEE Chai Ve ...............................................           0        0
CHIU Wai Ching ..................................................           0        0
CHAN Kin Hang ...................................................      60,000        *
Frank BLEACKLEY .................................................           0        0
CHEUNG Kwok Ho, Richard .........................................           0        0
Ryoji SHIKIBA ...................................................           0        0
CHAN Sai Keung ..................................................           0        0
Samuel YUNG Wing Ki .............................................           0        0
Fernando MARCHITELLI ............................................           0        0
All directors and executive officers as a group (11 persons) ....   7,938,000     83.6

_________
*    Represents less than 1% of the outstanding common stock

     Mr. Chu's 4,824,000 shares are held as follows: 2,000,000 shares are owned of record by Asian Progress Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Chu. Mr. Chu is also deemed to own 2,824,000 shares of the 3,878,000 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 73% owned by Mr. Chu.

     Mr. Li's 3,054,000 shares are held as follows: 2,000,000 shares are owned of record by Oceanic Land Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Li. Mr. Li is also deemed to own 1,054,000 shares of the 3,878,000 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 27% owned by Mr. Li.

     (c) To our knowledge, there are no arrangements known to us which may at a subsequent date result in a change of our control.

ITEM 5.  NATURE OF TRADING MARKET.
----------------------------------

     Our common stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "QLNX." The following table sets forth, on a quarterly basis, the high and low sales prices for the common stock since its listing on The Nasdaq National Market on August 10, 2000:


          Quarter ended:                       High    Low
          --------------                       -----  ------

          September 30, 2000.................  $8.00  $6.125


     The warrants are traded in the over-the-counter market and are quoted on The Nasdaq National Market under the symbol "QLNXW". The following table sets forth, on a quarterly basis, the high and low sales prices for the warrants since their listing on The Nasdaq National Market on August 10, 2000:


          Quarter ended:                        High   Low
          --------------                       -----  ------

          September 30, 2000.................  $1.50  $ 0.50

     We do not believe that there is any principal non-United States trading market for the common stock or the warrants. We believe that Cede & Co. holds a substantial majority of the outstanding common stock and warrants in the United States as record holder.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
----------------------------------------------------------
SECURITY HOLDERS.
-----------------

     There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to nonresident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the common stock.

ITEM 7.  TAXATION.
------------------

     The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in the common stock. The summary does not deal with all possible tax consequences relating to an investment in the common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

  . a court within the United States is able to exercise primary supervision over its administration; and
  . one or more United States persons have the authority to control all of its substantial decisions.

     In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of the common stock, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the common stock.

     A U.S. investor receiving a distribution of the common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in the common stock, and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the

U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the common stock.

     Gain or loss on the sale or exchange of the common stock will be treated as capital gain or loss if the common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held the common stock for more than one year at the time of the sale or exchange.

     A holder of common stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder:

  . is a corporation or comes within other exempt categories; or . provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

     In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 8.  SELECTED FINANCIAL DATA.
---------------------------------

                 SELECTED CONSOLIDATED/COMBINED AND UNAUDITED
                           PRO FORMA FINANCIAL DATA
               (Dollars in thousands, except per share amounts)

     The following selected consolidated/combined financial data with respect to each of the years in periods ended March 31, 2000 have been derived from our audited financial statements. The following selected consolidated/combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated/Combined Financial Statements and Notes included elsewhere in this annual report.

     The following selected unaudited pro forma consolidated financial data have been derived from the application of pro forma adjustments to the historical audited financial statements of Tat and Li Group and Linux System Solution which are included elsewhere in this annual report. The unaudited pro forma consolidated statement of operations financial data reflects the acquisitions as if it had occurred on April 1, 1999. These unaudited pro form consolidated financial data have been prepared for comparative purposes only and do not purport to be indicative of what the operating results would have been had the acquisition of the Tat and Li Group and Linux System Solution actually taken place as of and for the period indicated, nor does it purport to be indicative of results of operations that may be achieved in the future.

Quintalinux Limited

                                                         Actual                              Pro Forma (1)
                                                         ------                              -------------
                                                             Years ended March 31,
                                                             ---------------------
                                  1997      1998        1999        2000        2000        2000        2000
                                 ------  ---------   ---------   ---------   ---------   ---------   ---------
                                  HK$       HK$         HK$         HK$         US$         HK$         US$
                                                                                              (Unaudited)
Consolidated Statements of
 Operations Data:
Operating revenues.............      --    208,679     171,495     188,103      24,271     201,343      25,980
                                 ------  ---------   ---------   ---------   ---------   ---------   ---------
Operating income before
 interest and income taxes ....      --     13,979      19,025      24,321       3,138      25,681       3,314
                                 ------
Net interest expense ..........      --     (1,185)       (798)     (1,388)       (179)     (2,143)       (277)
                                 ------  ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes ....      --     12,794      18,227      22,933       2,959      23,538       3,037
                                 ------
Income taxes ..................      --         --      (1,200)       (893)       (115)       (893)       (115)
                                 ------  ---------   ---------   ---------   ---------   ---------   ---------
Net income ....................      --     12,794      17,027      22,040       2,844      22,645       2,922
                                 ------  ---------   ---------   ---------   ---------   ---------   ---------


Dividends per share ............        --         --          --          --          --          --          --
Net income per share ...........        --       2.65        3.52        3.68        0.48        2.83        0.37
Weighted average number of
 shares outstanding ............    10,000  4,825,000   4,831,932   5,985,808   5,985,808   8,000,000   8,000,000


                                                         As of March 31,
                                                         ---------------
                                              1997      1998        1999        2000        2000
                                             ------  ---------   ---------   ---------   ---------
                                              HK$        HK$         HK$         HK$         US$

Consolidated Balance Sheet Data:
Working capital ....................             1       6,367      20,248       9,625       1,243
Total assets .......................             1      77,368      78,362     188,123      24,274
Long-term obligations ..............            --          21          38       6,084         785
Total stockholders' equity .........             1       7,206      24,234      63,185       8,153

____________
(1) The Company has entered into an employment contract with each of Mr. Chu, Mr. Li and Mr. David Lee effective upon the closing of this offering, pursuant to which each of Mr. Chu, Mr. Li and Mr. David Lee serves as Chairman, Vice-Chairman and Chief Executive Officer respectively of the Company for a period of three years at an annual salary of HK$2,730 (US$350), HK$2,730 (US$350) and HK$1,080 (US$139) respectively and together with an annual bonus at the discretion of Board of directors, based on their performances.

     In respect of Mr. David Lee, his new employment contract will supersede his existing employment contract paying him an annual salary of HK$715 (US$92). No such salaries were paid in any of the prior periods to Mr. Chu and Mr. Li.

     Accordingly, the supplemental pro forma presentation below is shown solely as a result of changed circumstances that will exist following the offering.

                                                           Unaudited Pro Forma
                                                          ----------------------
                                                               Year  ended
                                                              March 31, 2000
                                                          ----------------------
                                                             HK$         US$
                                                          ----------  ----------
  Pro forma net income before contractual increase ......    22,645       2,922
  Adjustment to compensation expenses:
  Contractual increase to be made in officer salary .....    (5,825)       (752)
  Related income taxes ..................................       893         115
                                                          ---------   ---------
  Pro forma net income after contractual increase .......    17,713       2,285
                                                          =========   =========
  Net income per share ..................................   HK$2.21     US$0.29
                                                          =========   =========
  Shares used in computing net income per share ......... 8,000,000   8,000,000

Tat Group

                                                                              Years ended March 31,
                                                        ------------------------------------------------------------------
                                                          1995     1996      1997      1998      1999      2000     2000
                                                        -------   ------   -------   -------   -------   -------   ------
                                                          HK$      HK$       HK$       HK$       HK$       HK$      US$
Combined Statements of Operations Data:
Operating revenues .................................    141,599   59,919   173,281   208,679   171,495   171,197   22,090
                                                        -------   ------   -------   -------   -------   -------   ------
Operating income before interest and income taxes ..      3,102   (9,531)   (1,161)   13,979    19,178    19,248    2,483
Net interest expense ...............................        (28)    (368)     (668)   (1,185)     (798)     (924)    (119)
                                                        -------   ------   -------   -------   -------   -------   ------
Income (loss) before income taxes ..................      3,074   (9,899)   (1,829)   12,794    18,380    18,324    2,364
Income taxes .......................................       (490)       -         2         -    (1,200)        -        -
                                                        -------   ------   -------   -------   -------   -------   ------
Net income (loss) ..................................      2,584   (9,899)   (1,827)   12,794    17,180    18,324    2,364
                                                        =======   ======   =======   =======   =======   =======   ======


                                                                                 As of March 31
                                                        -----------------------------------------------------------------
                                                          1995     1996      1997      1998      1999      2000     2000
                                                        -------   ------   -------   -------   -------   -------   ------
                                                          HK$      HK$       HK$       HK$       HK$       HK$      US$

Combined Balance Sheet data:
Working capital .....................................     5,894   (4,682)   (6,467)    6,366    21,864    16,786    2,164
Total assets ........................................    48,158   86,630    62,207    77,367    76,816   137,437   17,734
Long-term obligations ...............................         -       76       104        21        38     4,317      557
Total stockholders' equity ..........................     6,137   (3,762)   (5,589)    7,205    24,385    42,709    5,510

Li Group

                                                                           Years ended March 31,
                                                        -----------------------------------------------------------
                                                         1995     1996     1997     1998     1999     2000     2000
                                                        ------   ------   ------   ------   ------   ------   -----
                                                         HK$      HK$      HK$      HK$      HK$      HK$      US$

Combined Statements of Operations Data:
Operating revenues .................................    64,976   35,276   33,331   59,147   44,064   69,363   8,950
                                                        ------   ------   ------   ------   ------   ------   -----
Operating income before interest and income taxes ..     2,002    1,104    2,719      895    2,691    7,859   1,014
Net interest expense ...............................      (852)    (423)    (596)  (1,179)  (1,913)  (1,219)   (157)
                                                        ------   ------   ------   ------   ------   ------   -----
Income (loss) before income taxes ..................     1,150      681    2,123     (284)     778    6,640     857
Income taxes .......................................         -     (119)    (152)    (261)    (350)    (893)   (115)
                                                        ------   ------   ------   ------   ------   ------   -----
Net income (loss) ..................................     1,150      562    1,971     (545)     428    5,747     742
                                                        ======   ======   ======   ======   ======   ======   =====


                                                                              As of March 31,
                                                        -----------------------------------------------------------
                                                         1995     1996     1997     1998     1999     2000     2000
                                                        ------   ------   ------   ------   ------   ------   -----
                                                         HK$      HK$      HK$      HK$      HK$      HK$      US$

Combined Balance Sheet Data:
Working capital ....................................     4,479    2,819    5,352    4,924    5,340   11,491   1,482
Total assets .......................................    59,018   42,385   41,380   45,192   45,670   65,069   8,396
Long-term obligations ..............................     2,704    2,510    2,016    2,137    1,755    1,767     228
Total stockholders' equity .........................    10,640   11,202   13,173   12,628   13,056   18,803   2,426


ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS.
--------------

     The following discussion should be read in conjunction with the consolidated financial statements of Quintalinux and its subsidiaries and the related notes and the other financial information included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results might differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risk Factors" and elsewhere in this annual report. This Management's Discussion and Analysis of Financial Condition and Results of Operations Sections also describes separately the operations of Tat Group and Li Group. Figures are expressed in Hong Kong dollars and translated into United States dollar at an exchange rate of HK$7.75 = US$1.

                             Results of Operations

QUINTALINUX LIMITED

     Quintalinux Limited, a company incorporated in the British Virgin Islands on January 8, 1997 has been an investment holding company since incorporation until we entered into Share Exchange Agreements with the stockholders of Tat Group and Li Group on November 5, 1999, to acquire 100% of the stock of these two groups of companies. The acquisitions were completed on November 19, 1999. Prior to the acquisition, we had not generated any revenue and only incurred certain expenses in relation to incorporation, company secretarial services and general office expenses. On November 11, 1999, we entered into a Share Exchange Agreement to acquire 72.5% equity interest in Linux System Solution Limited, which had substantially no operations prior to March 31, 2000. The acquisitions were completed on November 24, 1999.

     Pursuant to the Share Exchange Agreement between our Company and the stockholders of Linux System Solution Limited, our Company has issued 180,000 shares, representing 2.25% of the enlarged outstanding shares of common stock of our Company, to certain shareholders of Linux System Solution Limited. We expect to allocate approximately US$3.5 million of the proceeds from this offering to develop the business of Linux System Solution Limited, including recruitment and training of Linux specialists, marketing expenses, and set up costs for an office in China. As Linux System Solution Limited is a development stage company, we anticipate that it may incur operating losses and negative cash flows from operations for the next two or three years. We believe that the operating profit and cash flows from our other subsidiaries would be sufficient to cover the operating loss and negative cash flows of Linux System Solution Limited.

     For fiscal 2000, we have a consolidated net income of HK$22,040,000 (US$2,844,000).


          Quintalinux Limited--Unaudited Pro Forma Condensed Consolidated Statement Of Operations

     The following discussion is based on our unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2000 as if we had acquired the Tat Group, Li Group and Linux System Solution Limited on April 1, 1999.

Fiscal Year Ended March 31, 2000

     For the year ended March 31, 2000, pro forma consolidated total revenue were HK$201,343,000 (US$25,980,000) while pro forma consolidated gross profit for the period was HK$53,973,000 (US$6,965,000), or a gross profit margin of 26.8%. Pro forma consolidated selling and administrative expenses for the period were HK$28,967,000 (US$3,738,000), or 14.4% of consolidated total revenue. As a consequence, pro forma consolidated net income for fiscal 2000 was HK$22,645,000 (US$2,922,000), or 11.2% of consolidated total revenue.

     We have entered into employment agreements with Mr. Chu Tat, Mr. Perick Li and Mr. David Lee, who are key management of our Company, effective upon the closing of this offering for a period of three years at annual salaries of HK$2,730,000 (US$350,000), HK$2,730,000 (US$350,000) and HK$1,080,000
(US$139,000) respectively. Should the effects of these employment agreements be included in the proforma consolidated statement of operations, our consolidated pro forma net income will become US$17,713,000 (US$2,285,000) for fiscal year ended March 31, 2000.


TAT GROUP

     Overview

     Mr. CHU Tat owns 100% of the equity interest of Interact Contracting Company Limited, Interact (China) Design & Contracting Company Limited and Uni-Zone Holdings Limited. Collectively, these entities are referred to as the "Tat Group". On November 19, 1999, Mr. Chu completed the transaction to transfer all the equity of Tat Group to us.

     The Tat Group derives most of its revenue from various professional construction contracting services, including interior design, alternations and additions, fit-outs, project design and management, and trading of high-technology building materials.

     Costs of revenue include labor, non-reimbursable subcontract costs, materials and various direct and indirect overhead costs. Direct labor employees basically work at our offices, and in some cases at the clients' job site. The number of direct labor employees assigned to a contract will vary according to the size, complexity, duration and demands of the project. Depending on the nature of the projects, gross profit margins may vary significantly.

     Selling, general, and administrative expenses consist primarily of corporate costs related to finance and accounting, information technology, contract proposal, executive salaries, rent, utilities and other indirect overhead costs.

Results of Operation

     The following table presents, for the periods indicated, selected items in the combined statements of operations as a percentage of total revenue.

                                                            Year Ended March 31
                                                   --------------------------------------
                                                     1997      1998      1999      2000
                                                   ------    ------    ------    ------
Contract Revenue ................................  100.00%   100.00%   100.00%   100.00%

Contract Costs ..................................   89.26%    80.30%    74.58%    76.55%
                                                   ------    ------    ------    ------
Gross Profit ....................................   10.74%    19.70%    25.42%    23.45%
                                                   ------    ------    ------    ------
Depreciation ....................................    0.15%     0.11%     0.38%     0.32%
Selling, general and Administrative expenses ....   11.41%    12.99%    13.99%    11.99%
                                                   ------    ------    ------    ------
                                                    11.56%    13.10%    14.37%    12.31%
Other operating income ..........................    0.03%     0.04%     0.03%     0.00%
                                                   ------    ------    ------    ------
Operating income (loss) .........................   (0.79%)    6.64%    11.08%    11.14%
Non-operating income, net .......................   (0.26%)   (0.51%)   (0.37%)   (0.44%)
                                                   ------    ------    ------    ------
Income before tax ...............................   (1.05%)    6.13%    10.71%    10.70%
Tax expenses ....................................    0.00%     0.00%    (0.70%)   (0.00%)
                                                   ------    ------    ------    ------
Net income (loss after tax) .....................   (1.05%)    6.13%    10.01%    10.70%
                                                   ======    ======    ======    ======

     Fiscal Years Ended March 31, 1999 and 2000


Total Revenue

     For fiscal 2000, the Tat Group had total revenue of HK$171,197,000 (US$22,090,000), a slight decrease of HK$298,000 (US$38,000), or 0.2%, compared to HK$171,495,000 (US$22,128,000) for fiscal 1999.

     The following table illustrates the geographical and sector breakdown of operating revenue:

                                               For years ended March 31,
                                              ---------------------------
                                              1997    1998    1999   2000
                                              ----    ----    ----   ----
  Hong Kong .............................       68%     40%     55%    51%
  China .................................       32%     60%     45%    49%
  Contracting business ..................       92%     85%     61%    97%
  High-technology products and systems ..        8%     15%     39%     3%

     Revenues from contracting business in fiscal 2000 were HK$166,576,000 (US$21,494,000), an increase of HK$61,242,000 (US$7,903,000), or 58%, compared to HK$105,334,000 (US$13,591,000) for fiscal 1999. The increase in revenues from contracting business is mainly due to the design and fitting out contract for the Maxdo Center in Shanghai, China. This US$16 million project is expected to be completed in November 2000.

     Revenue from the supply and installation of high-technology products and systems for fiscal 2000 were HK$4,621,000 (US$596,000), a decrease of HK$61,540,000 (US$7,941,000), or 93%, for fiscal 1999. This substantial decrease was mainly attributable to the completion of the raised floor and under floor air-conditioning system for the "Center", one of the tallest buildings in Hong Kong. This HK$84 million project received "practical completion" in March 1999.


Gross Profit

     Gross profit for the Tat Group amounted to HK$40,148,000 (US$5,180,000) for fiscal 2000, a decrease of HK$3,442,000 (US$445,000), or 7.9%, compared to HK$43,590,000 (US$5,625,000) for fiscal 1999. Gross profit margin, as a percentage of total revenue, decreased from 25.4% to 23.5%. The decrease is principally a result of increased revenue from contracting services which normally has a lower gross profit margin than high-technology business.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses were HK$20,520,000 (US$2,648,000) for fiscal 2000, decreased by HK$3,477,000 (US$448,000) or 14.5%, as compared with HK$23,997,000 (US$3,096,000) for fiscal 1999. As a percentage of total revenues, selling, general and administrative expenses decreased from 14% to 12%. The decrease is primarily due to the reduction in overhead expenses caused by the restructuring of the our Company that has merged certain administrative functions of the Li Group and Tat Group.

Net Income

     As a result of the forgoing, the Tat Group had net income of HK$18,324,000 (US$2,364,000) for fiscal 2000, an increase of HK$1,144,000 (US$148,000), or
6.7% as compared to HK$17,180,000 (US$2,216,000) for fiscal 1999.

     Net income from contracting business in fiscal 2000 was HK$19,193,000 (US$2,477,000), an increase of HK$9,112,000 (US$1,176,000) or 90.4% as compared to HK$10,081,000 (US$1,301,000) for fiscal 1999. This is mainly due to the profit attributable to the Maxdo Center project.

     For fiscal 2000, the net loss from the sales and installation of high-technology products and systems was HK$869,000 (US$112,000) compared to a net profit of HK$7,099,000 (US$916,000) for fiscal 1999. The loss was because no large projects which normally yield higher profit margins were entered during the period.


     Fiscal Years Ended March 31, 1999 and March 31, 1998

Total Revenue

     Total revenue for the Tat Group in fiscal 1999 was HK$171,495,000 (US$22,128,000), compared to HK$208,679,000 (US$26,926,000) in fiscal 1998, a decrease of HK$37,184,000 (US$4,798,000) or 17.8%.

     Revenue from contracting business in fiscal 1999 was HK$105,334,000 (US$13,591,000) decreased by HK$71,732,000 (US$9,256,000), or 40.5% from
HK$177,066,000 (US$22,847,000) in fiscal 1998. The decrease was mainly due to the Asian financial crisis in October 1997 which has adversely affected both residential and commercial property markets in Hong Kong and China.

     Revenue from high-technology products and systems in fiscal 1999 was HK$66,161,000 (US$8,537,000), increased by HK$34,548,000 (US$4,458,000), or 109%
as compared to HK$31,613,000 (US$4,079,000) in fiscal 1998. The increase is primarily because of the revenue recognized for the "Center" project during the year.


Gross Profit

     Gross profit of the Tat Group increased by HK$2,468,000 (US$319,000), or 6% from HK$41,122,000 (US$5,306,000) in fiscal 1998 to HK$43,590,000 (US$5,625,000)
in fiscal 1999. Gross profit margin, as a percentage of revenue, increased from 19.7% in fiscal 1998 to

25.4% in fiscal 1999. The increase in gross profit margin is mainly because of the increased revenue from high-technology products and systems that have higher profit margins than contracting.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by HK$3,115,000 (US$402,000) to HK$23,997,000 (US$3,096,000) in fiscal 1999 from HK$27,112,000
(US$3,498,000) in fiscal 1998. As a percentage of contract revenue, selling, general and administrative expenses increased from 13% in fiscal 1998 to 14% in fiscal 1999.


Net Income

     For fiscal 1999, the Tat Group had net income of HK$17,180,000 (US$2,216,000), an increase of HK$4,386,000 (US$565,000), or 34.3%, as compared to HK$12,794,000 (US$1,651,000) for fiscal 1998.

     Net income from contracting business increased slightly from HK$9,932,000 (US$1,282,000) in fiscal 1998 to HK$10,081,000 (US$1,301,000) in fiscal 1999, with net profit margin increased from 5.6% to 9.6%; whereas net income from high-technology business increased from HK$2,862,000 (US$369,000) in fiscal 1998 to HK$7,099,000 (US$916,000) in fiscal 1999, with net income margin increased from 9% to 10.7%.

     Fiscal Years Ended March 31, 1998 and March 31, 1997

     The Tat Group had a total revenue of HK$208,679,000 (US$26,926,000) for fiscal 1998, an increase of HK$35,398,000 (US$4,567,000), or 20.4%, as compared with HK$173,281,000 (US$22,359,000) for fiscal 1997.

     Revenue from contracting business in fiscal 1998 was HK$177,066,000 (US$22,847,000), an increase of HK$17,359,000 (US$2,240,000) as compared to
HK$159,707,000 (US$20,607,000) in fiscal 1997. The 10.9% increase in revenue from contracting business is mainly because of the Changchun Times Square project starting in September 1997.

     Revenue from high-technology business in fiscal 1998 was HK$31,613,000 (US$4,079,000), an increase of HK$18,039,000 (US$2,328,000) as compared to
HK$13,574,000 (US$1,751,000) in fiscal 1997. The 132.9% increase in revenue from high-technology business is principally resulted from the contract revenue recognized for the "Center" project during the year.

Gross profit

     Gross profit increased by HK$22,537,000 (US$2,908,000), or 121.3% from HK$18,585,000 (US$2,398,000) for fiscal 1997 to HK$41,122,000 (US$5,306,000) for fiscal 1998. Gross profit margin, as a percentage of revenue, increased from 10.7% for fiscal 1997 to 19.7% for fiscal 1998. The increase in gross profit margin is primarily due to a contract in 1997 performed in Vietnam that resulted in a gross loss of HK$12 million.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased from HK$19,757,000 (US$2,549,000) in fiscal 1997 to HK$27,112,000 (US$3,498,000) in fiscal 1998. As a percentage of total revenues, selling, general and administrative expenses increased from 11.4% to 13%.


Net Income

     For fiscal 1998, the Tat Group had net income of HK$12,794,000 (US$1,651,000), as compared with a net loss of HK$1,827,000 (US$236,000) for fiscal 1997.

     During fiscal 1998, net income from contracting business was HK$9,932,000 (US$1,282,000) as compared with a loss of HK$280,000 (US$36,000) in fiscal 1997 whereas net income from high-technology business in fiscal 1998 was HK$2,862,000 (US$369,000), as compared with a loss of HK$1,547,000 (US$200,000) in fiscal 1997. The improvement on the net income on both businesses is basically due to the loss on a contract performed in Vietnam in 1997 and from increased revenue from high-technology products and systems in 1998.


LI GROUP

     Overview

     Mr. Perick LI owns 100% of the equity of Pado (Holdings) Limited, Good Prominent Technology Company Limited and Good Prominent Trading Limited. Pado Contracting Company Limited and Good Prominent Engineering Company Limited are the wholly owned subsidiaries of Pado (Holdings) Limited (collectively referred to as "Li Group"). On November 19, 1999, Mr Li completed the transaction to transfer all of the equity of the Li Group to us.

     Li Group derives its revenue mainly from interior contracting business and installation and engineering of high-technology lighting systems and LED display board systems. It is the exclusive agent in Hong Kong for the "Litedot" Display Systems from Lite Vision. These systems are mainly sold to public transport companies such as the MTRC, KCRC and City Bus. All of its revenue was derived from Hong Kong, except for the fiscal year 2000 where 46.4% of revenue was derived from outside Hong Kong, mainly from the PRC.


Results of Operations

     The following table presents, for the periods indicated, selected items in the combined statements of operations as a percentage of total revenue for the Li Group.

                                                            Year Ended March 31
                                                   ------------------------------------
                                                     1997      1998      1999      2000
                                                   ------    ------    ------    ------
Contract Revenue ................................. 100.00%   100.00%   100.00%   100.00%
Contract Costs ...................................  59.84%    79.57%    74.43%    80.45%
                                                   ------    ------    ------    ------
Gross Profit .....................................  40.16%    20.43%    25.57%    19.55%
                                                   ------    ------    ------    ------
Depreciation .....................................   1.65%     1.05%     1.18%     0.60%
Selling, general and administrative expenses .....  33.46%    22.55%    21.31%     9.81%
                                                   ------    ------    ------    ------
                                                    35.11%    23.60%    22.49%    10.41%
Other operating income ...........................   1.83%     3.70%     2.40%     1.80%
                                                   ------    ------    ------    ------
Operating income (loss) ..........................   6.88%     0.53%     5.48%    10.94%
Non-operating income, net ........................  (0.51%)   (1.01%)   (3.71%)   (1.37%)
                                                   ------    ------    ------    ------
Income before tax ................................   6.37%    (0.48%)    1.77%     9.57%
Tax expenses .....................................   0.46%    (0.44%)   (0.79%)   (1.29%)
                                                   ------    ------    ------    ------
Net income (loss after tax) ......................   5.91%    (0.92%)    0.98%     8.28%
                                                   ======    ======    ======    ======

     Fiscal Years Ended March 31, 1999 and 2000

     For fiscal 2000, total revenue for the Li Group increased by 57.4% to HK$69,363,000 (US$8,950,000) from HK$44,064,000 (US$5,686,000) in fiscal 1999.

     The following table illustrates the sector breakdown of operating revenue for the Li Group.

                                                  For years ended March 31
                                                 --------------------------
                                                 1997    1998   1999   2000
                                                 ----    ----   ----   ----
  Design and contracting .......................  60%     52%    36%    30%
  High-technology Products .....................  40%     48%    64%    70%

     Revenue from design and contracting business for the Li Group during fiscal 2000 were HK$20,921,000 (US$2,699,000), an increase of HK$5,215,000
(US$672,000), or 33.2%, compared to HK$15,706,000 (US$2,027,000) for fiscal
1999. The increase resulted primarily from certain fitting-out projects subcontracted by the Tat Group.

     Revenue from high-technology products business during fiscal 2000 were HK$48,442,000 (US$6,251,000), an increase of HK$20,084,000 (US$2,592,000) or
70.8%, from HK$28,358,000 (US$3,659,000) in fiscal 1999. The increase is principally because of a lighting system project for the Maxdo Center in Shanghai which was subcontracted by the Tat Group.


Gross Profit

     Gross profit for the Li Group during fiscal 2000 was HK$13,560,000 (US$1,750,000), an increase of HK$2,295,000 (US$296,000), or 20.4% as compared with HK$11,265,000 (US$1,454,000) for fiscal 1999. Gross profit margin, as a percentage of total revenue, decreased from 25.6% to 19.6%. The decrease in gross profit margin was mainly because certain lighting installation projects had lower gross profit margin.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased from HK$9,390,000 (US$1,212,000) for fiscal 1999 to HK$6,804,000 (US$878,000) for fiscal 2000. As a percentage of total revenue, selling, general and administrative expenses decreased from 21.3% to 9.8%. This reflected the reduction in overhead expenses due to the restructuring of our Company that has merged certain administrative functions of the Li Group and Tat Group.


Net Income

     The combined net income for the Li Group was HK$5,747,000 (US$742,000) for fiscal 2000, compared with a net income of HK$428,000 (US$55,000) for fiscal 1999. Net income from contracting business was HK$152,000 (US$20,000), as compared with a net loss of HK$1,172,000 (US$151,000) for fiscal 1999. Net income from high-technology business was HK$5,595,000 (US$722,000) for fiscal 2000, a 250% increase as compared with a net income of HK$1,600,000 (US$206,000) for fiscal 1999.

     Fiscal Years Ended March 31, 1999 and March 31, 1998

Revenue

     Total revenue for fiscal 1999 was HK$44,064,000 (US$5,686,000) compared to HK$59,147,000 (US$7,632,000) for fiscal 1998, a decrease of HK$15,083,000
(US$1,946,000), or 25.5%.

     Revenue from design and contracting business decreased by HK$14,867,000 (US$1,918,000), or 48.6% from HK$30,573,000 (US$3,945,000) in fiscal 1998 to
HK$15,706,000 (US$2,027,000) in fiscal 1999. The decrease of revenue in interior contracting business is due to adverse effects of the Asian financial crisis.

     Revenue from high-technology products slightly decreased from HK$28,574,000 (US$3,687,000) in fiscal 1998 to HK$28,358,000 (US$3,659,000) in fiscal 1999.
Despite the unfavourable economic conditions, the Li Group was able to secure a large project providing LED display units for a major Hong Kong public transport operator amounting to HK$9 million (US$1.2 million).

Gross Profit

     Gross profit for the year ended March 31, 1999 decreased by HK$820,000 (US$105,000) to HK$11,265,000 (US$1,454,000) from HK$12,085,000 (US$1,559,000)
for the year ended March 31, 1998. As a percentage of net revenue, gross profit increased to 25.6% in fiscal 1999 from 20.4% in fiscal 1998. The increase in the gross profit margin was due to a higher proportion of total revenue being derived from high-technology and lighting products that have a higher gross profit margin than interior contracting.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses for fiscal 1999 were HK$9,390,000 (US$1,212,000) compared to HK$13,335,000 (US$1,721,000) for fiscal
1998, a decrease of HK$3,945,000 (US$509,000), or 29.6%. As a percentage of net revenue, selling, general and administrative expenses decreased to 21.3% for fiscal 1999 from 22.6% for fiscal 1998.


Net Income

     The combined net profit for the Li Group was HK$428,000 (US$55,000) for fiscal 1999, as compared with a net loss of HK$545,000 (US$70,000) in fiscal 1998, as a result of a profit of

HK$1,600,000 (US$206,000) from high-technology products, offset by a net loss of HK$1,172,000 (US$151,000) from design and contracting business.


     Fiscal Years Ended March 31, 1998 and March 31, 1997

Revenue

     Revenue increased by HK$25,816,000 (US$3,331,000) or 77.5% from HK$33,331,000 (US$4,301,000) for the year ended March 31, 1997 to HK$59,147,000
(US$7,632,000) for the year ended March 31, 1998, primarily as a result of increased business activity in both high-technology products and contracting business.

     Revenue from design and contracting business increased by HK$10,632,000 (US$1,372,000), or 53.3%, from HK$19,941,000 (US$2,573,000) in fiscal 1997 to
HK30,573,000 (US$3,945,000) in fiscal 1998. The increase is principally because of large projects for fitting out Hong Kong Shanghai Banking Corporation branches and Kowloon Canton Railway Corporation train stations.

     Revenue from high-technology business increased by HK$15,184,000 (US$1,959,000), or 113% from HK$13,390,000 (US$1,728,000) for fiscal 1997 to
HK$28,574,000 (US$3,687,000) for fiscal 1998. The increase mainly resulted from the Group's expansion in LED and lighting system market.

Gross Profit

     Gross Profit decreased by HK$1,302,000 (US$168,000), or 9.7%, from HK$13,387,000 (US$1,727,000) for the year ended March 31, 1997 to HK$12,085,000
(US$1,559,000) for the year ended March 31, 1998. As a percentage of revenue, gross profit margin has decreased from 40.2% to 20.4%. In order to increase revenue and attract new projects lower contract prices were charged, thus lowering gross profit margin.


Selling General and Administrative Expenses

     Selling, general and administrative expenses increased by HK$2,181,000 (US$282,000), or 19.6% from HK$11,154,000 (US$1,439,000) in fiscal 1997 to
HK$13,335,000 (US$1,721,000) in fiscal 1998. As a percentage of revenue, selling, general and administrative expenses to revenue decreased from 33.5% in fiscal 1997 to 22.6% in fiscal 1998. The increase in expenses were due to increase business activity. However, as many expenses were shared between the subsidiaries, as a percentage of revenue there was an actual decrease.

Net Income

     The combined net loss for the Li Group was HK$545,000 (US$70,000) for fiscal 1998, compared with a net income of HK$1,971,000 (US$254,000) in fiscal 1997, as a result of a profit of HK$125,000 (US$16,000) from design and contracting business, offset by a net loss of HK$670,000 (US$86,000) from the high-technology business. The loss in 1998 was due to lower profit margins and higher expenses incurred to attract new customers.


Liquidity and Capital Resources

QUINTALINUX LIMITED

     As at March 31, 2000, we had a consolidated working capital of HK$9,625,000 (US$1,243,000). Consolidated accounts receivable for our Company was HK$76,026,000 (US$9,810,000) and amount due from customers for contract work was HK$24,219,000 (US$3,125,000) as at March 31, 2000, reflecting increased contract revenue for the year. A portion of the net proceeds of this offering will be used for expanding Linux System Solution Limited's operations and as working capital for our existing business. We anticipate that we will be able to meet our ongoing cash requirements with cash generated from operations, proceeds from this offering and borrowings, as required, from existing banking relationship.


TAT GROUP

     The sources of the Tat Group's cash for working capital and capital expenditure has been net positive cash flows from operating activities, capital lease financing and bank borrowings. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

     The present practice of the Tat Group for both Hong Kong and PRC projects is to finance the projects in preliminary stages. Payments to the Group are made according to payment schedules from the relevant architects and approved by clients and are usually based upon certification by the architects of the contracting work done. A sum of approximately 5% to 15% of the total contract sum is normally retained by clients, which will be released when all defects have been rectified and completion confirmed by the architects. The duration of this defect liability period is usually between 6 to 12 months.

     For trading of the building material, the Group will usually request clients to pay an initial deposit of 50% upon confirmation; 30% second payment upon materials delivered on site; remaining balance of 20% to be released upon completion of installation.

     Pursuant to a guarantee provided by Mr. Chu and the Group to Hong Kong Bank, Belgian Bank, Nanyang Commercial Bank and Bank of America for granting of banking facilities to Tat Group, Tat Group has been granted a banking facility of HK$31 million, including a HK$18 million facility for letters of credit and trust receipt, of which HK$18.3 million was utilized as of March 31, 2000.

     All sub-contractors and suppliers are paid in accordance with the credit terms, ensuring a good working relationship with reliable sub-contractors and suppliers.

     As at March 31, 2000, Tat Group had combined cash and cash equivalents of approximately HK$4,976,000 (US$642,000), working capital of HK$16,786,000 (US$2,165,000) and HK$4,317,000 (US$557,000) of non-current portion of long-term debt.

     There was a positive net cash flow of HK$13,740,000 (US$1,772,000) consumed by operations in fiscal 2000. This mainly reflects the increase in net income during the year.

     The net positive cash flow from operating activities for fiscal 1999 was HK$1,237,000 (US$160,000). This reflects the increase in net income and proceeds being received from completion of projects awarded in 1998.

     The accounts receivable as at March 31, 2000 was HK$61,289,000 (US$7,908,000). It included receivable of about HK$40 million due April 2000 for the Maxdo Center project. This amount has been paid by the client on schedule.

     The amount due from customer for contracting work as at March 31, 2000 was HK$24,184,000 (US$3,121,000). This reflects a significant proportion of contracting projects awarded to the Company during the period that would be completed in the next fiscal year.

     Accounts payable as at March 31, 2000 was HK$61,509,000 (US$7,937,000), reflecting the subcontracting works and materials purchased for our increased activities in contracting business during the period.

     The level of the amount due from customers for contract work and advance contract receipts carried in the balance sheet at any one point in time will often reflect the stage of completion of certain contracts at that time rather the amount of contracts on hand.

     It is a common practice of most of the clients in Hong Kong to withhold the last payment which is normally 5% to 15% of the total contract sum, to the main contractor until the final accounts have been finalized and agreed. The Tat Group will also withhold the final payment to the subcontractors of the related projects.

     As at March 31, 2000, the Tat Group has nil amount due from related parties, as compared with HK$33,245,000 (US$4,290,000) as at March 31, 1999. The decrease is due to the repayment from Mr Chu by means of transferring legal title of certain properties to the Tat Group.

     Amount due to related parties as at March 31, 2000 was HK$21,384,000 (US$2,759,000), representing certain inter-company transactions among the Quintalinux Group.

     Net cash used in operating activities decreased by HK$3,579,000 (US$462,000) from HK$4,807,000 (US$620,000) in fiscal 1997 to HK$1,228,000
(US$158,000) in fiscal 1998. It is mainly because of the increase of the profit of Tat Group, offset by an increase in the amount advanced to Mr. Chu. The advances have been repaid in fiscal 2000.

     For fiscal 2000, net cash used in investing and financing activities for the Tat Group was HK$1,247,000 (US$161,000) and HK$7,953,000 (US$1,025,000)
respectively. The negative cash flow from financing activities was mainly due to a decrease in bank overdraft utilized, partly offset by a new Small and Medium Enterprises Loan offered by the Hong Kong Government.

     Tat Group's net cash used in investing activities was HK$2,640,000 (US$341,000) for fiscal 1999, which is mainly due to complete renovation of its new office. Net cash used for investing activities for fiscal 1998 and 1997 was HK$110,000 (US$14,000) and HK$89,000 (US$11,000) respectively.

     Net cash provided by financing activities was HK$1,033,000 (US$133,000) in fiscal 1999, as compared with net cash used in financing activities of HK$701,000 (US$90,000) in fiscal 1998, reflecting an increase in bank overdraft financing. Net cash provided by financing activities was HK$3,930,000 (US$507,000) in fiscal 1997, mainly because of an increase of HK$2,895,000 (US$374,000) in bank overdraft financing.


LI GROUP

     Since inception, the Li Group have financed its operations primarily through net cash flows from operating activities and bank borrowings.

     Net cash provided by operating activities for fiscal 2000 was HK$165,000 (US$21,000) as compared with net cash of HK$480,000 (US$62,000) provided by operating activities for fiscal 1999.

     As at March 31, 2000, the Li Group had working capital of approximately HK$11,491,000 (US$1,482,000) as compared to approximately HK$5,340,000
(US$689,000) at March 31, 1999. Net accounts receivable increased from HK$10,048,000 (US$1,296,000) as at

March 31, 1999 to HK$14,682,000 (US$1,894,000) as at March 31, 2000. This 46%
increase was primarily due to the increase in revenue from both interior decoration contracting and high-technology business.

     Consistent with practice, the Li Group requests initial deposits upon the signing of contracts with our clients. The remaining balance will be payable in progress payments. When the projects commence, we have to order materials and make payment to sub-contractors and this amount usually exceeds the initial deposits we received. We will have to finance the projects in the preliminary stage and we will be paid in installments subject to evidence of completion progress documents. We pay for our subcontractors and suppliers according to 30 to 90 days credit terms. Also, it is a common practice of this business that the clients will withhold the last payment until all the works and documents are finalized and verified. Accordingly, we will also withhold the final payment to the subcontractors. The practice has created working capital requirements that we generally have financed with a combination of internally generated cash flow and short-term borrowings under bank overdraft facilities.

     Collateralized by personal guarantee provided by the Li Group's directors and its properties, the Li Group has been granted a banking facility of HK$13.1 million, including a HK$4.6 million facility for letters of credit and trust receipt, about HK$12.1 million of which was used as of March 31, 2000.

     As at March 31, 2000, the Li Group has an amount due from related parties of HK$35,037,000 (US$4,521,000), of which HK$20,557,000 (US$2,653,000) was inter-company transactions among companies in the Quintalinux Group. The HK$14,480,000 (US$1,868,000) due from Mr Perick Li was fully eliminated in our Company's consolidated financial statements as Mr Li has transferred to our Company good title of 400,000 shares in Intermost Corporation, a U.S. company listed on the Nasdaq OTC Bulletin Board.

     The net cash provided by operating activities was HK$480,000 (US$62,000) for fiscal 1999. It was primarily due to a decrease of accounts receivable resulted from the relatively shorter credit term offered to certain projects during the year.

     The net cash used in operating activities was HK$1,668,000 (US$215,000) in fiscal 1998, as compared with net cash provided by operating activities of HK$895,000 (US$115,000) in fiscal 1997. The negative cash flow from operating activities in fiscal 1998 was mainly due to the loss incurred in the year.

     For fiscal 2000, net cash used in investing activities for the Li Group was HK$52,000 (US$7,000) while net cash provided by financing activities was HK$44,000 (US$6,000).

     Li Group's net cash used in investing activities was HK$140,000 (US$18,000) and HK$172,000 (US$22,000) for fiscal 1999 and 1998 respectively. Net cash provided by investing activities for fiscal 1997 was HK$567,000 (US$68,000), reflecting the sale of a commercial property during the year.

     Net cash used in financing activities was HK$378,000 (US$49,000) for fiscal 1999. Because of an increase of bank overdraft of HK$2,022,000 (US$261,000) to finance the growth of its business activities, net cash provided by financing activities was HK$1,752,000 (US$226,000) in fiscal 1998. Net cash used in financing activities was HK$1,791,000 (US$216,000) in fiscal 1997, reflecting a decrease in bank overdraft financing.


Inflation

     Based on historical experience, the duration of our alternations and additions contracts as well as high-technology products and services, from commencement to completion, has varied between two and eleven months, with the majority of projects being approximately four months. Thus, it has not been necessary to provide for inflation in contracts entered into by the Company.

     The inflation rate in Hong Kong was -4% in 1999 and 2.8% in 1998 and in the PRC was -1.4% in 1999 and -0.8% in 1998. However, we will continue to avoid problems resulting from inflation by ensuring our works are kept to schedule. We have always been able to purchase supplies and materials once a project is signed, thus minimizing the effect of inflation.

     New works projects that may be awarded to us could extend for up to two years, in which case we intend to include cost escalation clauses in such contracts.


Currency Risks

     We expect to continue our present practice of entering into contracts under which contract sums are payable in Hong Kong or United States dollars. Expenses for PRC projects will be paid in Renminbi (Rmb) or Hong Kong dollars. The Company will gain on foreign exchange if the Rmb depreciates against the Hong Kong or United States dollar. Conversely, the Company will incur foreign exchange losses if the Rmb appreciated against the Hong Kong or United States dollar.

     Due to the recent shortage of Rmb within the PRC, we have been experimenting, in relation to PRC projects, accepting part of the contract sum in Rmb in such amounts as may be required to meet Rmb expenditure in relation to these projects. This reduces our requirement to manage actively our foreign exchange exposure under these contracts. Under these arrangements, we are not exposed to the risk of the non-convertibility of Rmb into foreign exchange, as the project element under these contracts remains payable in freely convertible foreign currencies.

Year 2000 Issue

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries (including technology, transportation, utilities, finance and telecommunications) will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century and other industries concerning the scope and magnitude of problems associated with the century change. We recognize the need to ensure our operations will not be adversely affected by Year 2000 software failures.

     Internal operations. We believe that we have identified substantially all of the major computers, software applications, and related equipment used in connection with our internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. In addition, we are also continuously assessing the operation of office and facilities equipment, such as fax machines, photocopies, telephone switches, security systems, elevators, and other common devices which may be affected by the Year 2000 problem. We have appointed an agent as the Y2K Project Manager to oversee all our Y2K issues.

     Suppliers. We have communicated with the external vendors that supplied us with material software and information systems and with our significant suppliers to determine their Year 2000 readiness. In the course of these investigations, we have not encountered any material Year 2000 problems with these third-party products. However, we have neglected the likely effects on our non-computerized systems.

     To date, we have not incurred any material costs directly associated with our Year 2000 compliance efforts, except for compensation expense associated with our salaried employees who have devoted some of their time to our Year 2000 assessment and remediation efforts. As discussed above, we do not expect the total cost of Year 2000 problems to be material to our business, financial condition and operating results. However, during the months prior to the century change, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire to determine whether they are Year 2000 compliant. Despite our current assessment, we may not identity and correct all significant Year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could materially adversely affect our business, financial condition and operating results. We currently have no contingency plans to address the risks associated with unremediated Year 2000 problems.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
---------------------------------------------------------------------

     Not applicable.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.
-----------------------------------------------

     Our executive officers and directors are as follows:

             Name               Age  Position
             ----               ---  --------
  CHU Tat .....................  43  Chairman
  Perick LI Wai Ho ............  44  Vice-Chairman
  David LEE Chai Ve ...........  52  Chief Executive Officer and
  CHIU Wai Ching ..............  37  Chief Financial Officer and
  CHAN Kin Hang ...............  37  Director
  Frank BLEACKLEY .............  63  Director
  CHEUNG Kwok Ho, Richard .....  47  Director
  Ryoji SHIKIBA ...............  36  Director
  CHAN Sai Keung ..............  45  Non-executive Director
  Samuel YUNG Wing Ki .........  42  Non-executive Director
  Fernando MARCHITELLI ........  60  Non-executive Director

     None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.

     Mr. CHU Tat is our chairman. He is one of our founders and has over 15 years of experience in interior design and contracting business. He is mainly responsible for our strategic planning and business development of contracting projects in Hong Kong and China. Mr. Chu holds a Diploma in Architecture Studies from the Hong Kong Polytechnic University.

     Mr. Perick LI Wai Ho is our vice-chairman and one of our founders. He has over 16 years of experience in the field of interior contracting works. He is mainly responsible for our business development and strategic planning. Mr. Li also serves as a director of Intermost Corporation (OTC BB: IMOT).

     Mr. David LEE Chai Ve has served as our chief executive officer since April 1999 and as a director since August 28, 2000. He joined us in 1998. Mr. Lee is mainly responsible for our strategic management as well as our design and engineering team for the electronic display system. From 1996 to 1998, Mr. Lee was deputy managing director of MetalWall Co., Ltd., a designer and manufacturer of metal wall cladding and metal ceiling systems. From 1994 to 1995, he served as deputy-managing director of Good Prominent Engineering Company Limited, in charge of the supply and installation of lighting systems and advertising display boards. Mr. Lee received a Bachelor of Architecture from Kent State University in 1977 and is a member of the California State Board of Architectural Examiners and American Institute of Architecture--LA Chapter and Washington Chapter.

     Ms. CHIU Wai Ching has served as our accountant since 1986 and was appointed as a director and our chief financial officer in June 1999. She is mainly responsible for our financial planning and management.

     Mr. CHAN Kin Hang has served as a director since June 1999. Mr. Chan has worked for a systems integrator as a senior manager from June 1996 to June 1998 and is now a director of BA Consulting (Hong Kong) Limited and the Managing Director of Linux System Solution Limited. Mr. Chan earned a bachelor of engineering degree in civil engineering and a masters of science degree in computer data processing from the University of Ulster, U.K. and a masters of business administration from the University of South Australia. Mr. Chan directs our information technology division and is mainly responsible for the business development and strategic management of Linux System Solution Limited.

     Mr. Frank BLEACKLEY has served as a director since August 28, 2000. He worked for the Chubb Group, a leading security and fire protection company headquartered in the United Kingdom, from October 1972 until his retirement in January 2000. Mr. Bleackley was appointed managing director of Chubb Hong Kong Limited in 1986 and managing director of Chubb China Holdings Limited in 1993. Mr. Bleackley directs our systems technology division, which includes our Uni-Zone Holdings Limited and Good Prominent Technology Company Limited subsidiaries.

     Mr. CHEUNG Kwok Ho, Richard has served as a director since August 28, 2000. He had worked for Samson Wong & Associates Property Consultancy Limited since 1998 as an associate director. Mr. Cheung is a chartered building surveyor. Prior to 1998, he was a director and partner of Prudential Surveyors International Limited for seven years with responsibilities including town planning, interior design, project management, interior decoration, licensing and condition surveys. Mr. Cheung directs our construction technology division, which consists of our three construction contracting subsidiaries: Interact Contracting Company Limited, Interact (China) Design and Contracting Company Limited, and Pado Contracting Company Limited. He received a B.Sc. degree in building surveying from Leicester Polytechnic.

     Mr. Ryoji SHIKIBA has served as a director since August 28, 2000. He has worked for Uchida Yoko Co., Ltd., a company involved in the sales and marketing of office furniture, since 1988 as sales executive (1988 - 1992), sales manager (1992 - 1995) and managing director (1995 - present). Mr. Shikiba directs our business development efforts in Japan, including evaluating and forming strategic alliances with Japanese companies whose products and/or services offer us an opportunity to further strengthen our business lines. He received a Bachelors degree in applied physics from Tokai University.

     Mr. CHAN Sai Keung has served as a non-executive director since June 1999. Mr. Chan received a law degree from the University of Southampton, U.K. in 1978 and is a practicing attorney and partner in Liau, Ho & Chan, Hong Kong, and an appointed Attesting Officer of the People's Republic of China. Mr. Chan also serves as a director of Intermost Corporation (OTC BB: IMOT).

     Mr. Samuel YUNG Wing Ki has served as a non-executive director since June 1999. Mr. Yung is a district director of American International Assurance Co. (Bermuda) Ltd. since 1989. He has over 17 years of experience in the insurance industry. He received "The Outstanding Young Persons Award" of Hong Kong in November 1994 and sits on a number of fund raising committees for several major charitable organizations. He is also an independent non-executive director of Group Sense (International) Ltd., a listed company in Hong Kong.

     Mr. Fernando MARCHITELLI has served as a non-executive director since June 1999. Mr. Marchitelli has been the chairman of Arotex Far East Ltd. since 1973 and has over 29 years of experience in manufacturing and trading in Asia. Mr. Marchitelli received a bachelor of arts degree in economics from the City College of the City University of New York in 1968.


Audit Committee

     We have established an audit committee, which consists of Messrs. Chan, Yung and Marchitelli. Its functions are to:

     . recommend annually to the board of directors the appointment of our independent public accountants;
     . discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;
     . review and approve non-audit services of the independent public accountants;
     .    review compliance with our existing accounting and financial policies;
     .    review the adequacy of our financial organization; and
     . review our management's procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.
-------------------------------------------------

     The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal years ended March 31, 1999 and 2000, for services in all capacities, was HK$1,205,000 (US$155,484) and HK$1,174,000 (US$151,484). During the fiscal years ended March 31, 1999 and 2000, we did not contribute any amount toward the pension plans of our directors and executive officers.

Executive Service Contract

     We have entered into employment agreements with Mr. Chu, Mr. Li and Mr. Lee for a period of three years at annual salaries of HK$2,730,000 (US$352,258), HK$2,730,000 (US$352,258) and HK$1,080,000 (US$139,355). Their remuneration packages include benefits with respect to a motor car. In addition, they are entitled to an annual management bonus of a sum to be determined by the board at its absolute discretion having regard for our operating results and their performance during the relevant financial year. The amount payable to them will be decided by majority decision of the members of the board present in the meeting called for that purpose, provided that each of them will abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to them.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
-------------------------------------------------------------------------

     As of September 1, 2000, the following options and warrants to purchase shares of our common stock were outstanding:

 .    1,500,000 common stock purchase warrants which are publicly traded and which we issued in our August 2000 initial public offering to purchase 1,500,000 shares of common stock at $10.88 per share through August 9, 2005
 .    150,000 stock purchase options to purchase 150,000 shares of common stock at $13.20 per share through August 9, 2005 which we sold to the IPO underwriter and/or persons related to the underwriter
 .    150,000 warrant purchase options to purchase 150,000 warrants at $0.20625 per warrant to purchase shares of common stock at $17.952 per share through August 9, 2005 which we sold to the IPO underwriter and/or persons related to the underwriter


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
---------------------------------------------------------

     We were incorporated in the British Virgin Islands on January 8, 1997 as a limited liability company under the name Quinta Development Limited. On February 3, 2000, pursuant to a resolution of our board of directors, we changed our name to Quintalinux Limited. The name change was approved by the Registrar of Companies of the British Virgin Islands on February 17, 2000.

     On July 3, 1998, we split our outstanding 100 shares of common stock on a 100 for one basis and reduced the par value from US$1 to US$0.01. On July 22, 1998, we issued an additional 10,000 shares to our current shareholders at $0.01 per share in the same proportion as their existing shareholdings.

     Mr. Chu was the sole shareholder of each of Interact Contracting Company Limited; Interact (China) Design and Contracting Company Limited; and Uni-Zone Holdings Limited, which are all referred to as the Tat Group. On November 5, 1999, we entered into a share exchange agreement with Mr. Chu, the sole shareholder of the Tat Group. On November 19, 1999, we issued to Mr. Chu a total of 4,815,000 of our shares as follows: 1,991,000 shares to Asian Progress Holdings Limited and 2,824,000 shares to Muehl Products & Service Asia Limited, in exchange for all of the outstanding common stock of each of the companies comprising the Tat Group.

     Mr. Li was the sole shareholder of each of Pado (Holdings) Limited, which owns all of the outstanding shares of its two subsidiaries, Pado Contracting Company Limited and Good Prominent Engineering Company Limited; Good Prominent Technology Company Limited; and Good Prominent Trading Limited, which are all referred to as the Li Group. On November 5, 1999, we entered into a share exchange agreement with Mr. Li, the sole shareholder of the Li Group. On November 19, 1999, we issued to Mr. Li a total of 2,985,000 of our shares as follows: 1,931,000 shares to Oceanic Land Holdings Limited and 1,054,000 shares to Muehl Products & Service Asia Limited, in exchange for all of the outstanding common stock of each of the companies comprising the Li Group.

     Asian Progress Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Chu. Oceanic Land Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Li. Muehl Products & Service Asia Limited is a limited liability company incorporated in the British Virgin Islands whose issued and outstanding shares are owned 73% by Mr. Chu and 27% by Mr. Li.

     On November 11, 1999, we entered into share exchange agreements with three of the shareholders of Linux System Solution Limited, including two of our directors, Mr. Li and Mr. Kin Chan. On November 24, 1999, we issued to each of Mr. Chan, Oceanic Land Holdings Limited on behalf of Mr. Li, and Liu Chuk Wang, Ray 60,000 shares of our common stock, totaling 180,000 shares, in exchange for their combined 72.5% equity interest in Linux System Solution Limited.

     On March 6, 2000, the amount owing to the Tat Group from Mr. Chu and his related companies amounted to HK$25,487,000 (US$3,289,000) and was fully repaid by transferring legal title of a Class A residential property and a commercial property located in Hong Kong to the Tat Group. The parties agreed that the fair market value of these properties at August 19, 1999 as valued by an independent professional valuer was HK$27,000,000 (US$3,484,000) and being used to record as the consideration for the transfer.

     On December 28, 1999, Mr. Li reduced the amount owing from him to the Li Group by HK$11,625,000 (US$1,500,000) to HK$3,060,000 (US$395,000) by
transferring good title to us of 400,000 shares of Intermost Corporation (OTC
BB: IMOT) valued by an independent valuer at US$3.75 per share. In addition, on January 26, 2000, one of Mr. Li's related companies repaid an aggregate of HK$12,000,000 (US$1,549,000) to us as a settlement of debt owing to the Li Group.

                                    PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
-----------------------------------------------------

     Not applicable.


                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.
------------------------------------------

     None.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
------------------------------------------------------------------------------
AND USE OF PROCEEDS.
--------------------

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Use of Proceeds

          (1) The effective date of the Securities Act registration statement for which the use of proceeds is being disclosed is August 9, 2000, Commission file number 333-11750.

          (2)  The date of commencement of the offering was August 10, 2000.

          (3)  The offering did not terminate before any securities were sold.

          (4) (i) The offering has terminated and did not terminate before the sale of all securities registered.

               (ii) The managing underwriter was Barron Chase Securities, Inc.

     (iii) The title of each class of securities registered is $.01 par value common stock ("Common Stock") and warrants to purchase Common Stock ("Warrants").

     (iv) The Company registered 1,500,000 shares of Common Stock and 1,500,000 Warrants for its account; the aggregate offering price of the Common Stock was $12,000,000 and the aggregate offering price of the Warrants was $187,500. All of the foregoing shares of Common Stock and Warrants were sold as of the date hereof, aggregating $12,187,500.

     (v) Since the effective date of the Securities Act registration statement (August 9, 2000) is after the ending date of the reporting period (fiscal year ended March 31, 2000), the actual amount of expenses incurred for the Company's account in connection with the issuance and distribution of the securities registered for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses will be reported in the Annual Report on Form 20-F for the fiscal year ending March 31, 2001.

     (vi) The net offering proceeds to the Company after deducting the total expenses described in (v) above will be reported in the Annual Report on Form 20-F for the fiscal year ending March 31, 2001.

     (vii) Since the effective date of the Securities Act registration statement (August 9, 2000) is after the ending date of the reporting period (fiscal year ended March 31, 2000), the actual amount of net offering proceeds to the Company for which at least $100,000 has been used will be reported in the Annual Report on Form 20-F for the fiscal year ending March 31, 2001.

     (viii) Not applicable.

                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS.
-------------------------------

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
-------------------------------

     See the Consolidated Financial Statements listed in Item 19 hereof and filed as a part of this Annual Report.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.
--------------------------------------------

     (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Auditors
     Consolidated statements of operations for the years ended March 31, 1998,
       1999 and 2000
     Consolidated balance sheets at March 31, 1999 and 2000
     Consolidated statements of shareholders' equity for the years ended March
       31, 1998, 1999 and 2000
     Consolidated statements of cash flows for the years ended March, 1998, 1999 and 2000
     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

          none.

Index to Financial Statements
--------------------------------------------------------------------------------

QUINTALINUX LIMITED
(Formerly Known As Quinta Development Limited)

Report of Independent Certified Public Accountants                      F2

Consolidated Statements of Operations for the for the years ended
March 31, 1998, 1999 and 2000                                           F3

Consolidated Balance Sheets as of March 31, 1999 and 2000               F4

Consolidated Statements of Changes in Stockholders' Equity and for
the years ended March 31, 1998, 1999 and 2000                           F5

Consolidated Statements of Cash Flows for the years ended March 31,
1998, 1999 and 2000                                                     F6

Notes to and Forming Part of the Consolidated Financial Statements      F7 - F28

              Report of Independent Certified Public Accountants

To the Stockholders and Board of Directors of Quintalinux Limited
(Formerly Known As Quinta Development Limited)
(incorporated in British Virgin Islands with limited liability)

   We have audited the accompanying consolidated balance sheets of Quintalinux Limited (formerly known as Quinta Development Limited) and its subsidiaries ("the Group") as of March 31, 1999 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements, prepared on the basis of presentation as set out in notes 1 and 2 to the consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 1999 and 2000, and the consolidated results of its operations and cash flows for each of the years in the three year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Moores Rowland
------------------
Moores Rowland
Chartered Accountants
Certified Public Accountants
Hong Kong

Dated :  July 28, 2000

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Consolidated Statements of Operations
--------------------------------------------------------------------------------

                  (Dollars in thousands except share amounts)


                                                                                              Years ended March 31,
                                                        ---------------------------------------------------------------------------

                                                    1998              1999                   2000                 2000
                                                    ----              ----                   ----                 ----
                                                     HK$               HK$                   HK$                  US$
Contract revenue                                   208,679           171,495                188,103               24,271
Contract costs                                    (167,557)         (127,905)              (139,639)             (18,018)
                                                  --------          --------               --------              -------
Gross profit                                        41,122            43,590                 48,464                6,253
                                                  --------          --------               --------              -------
Expenses
Selling, general and administrative                (27,112)          (24,150)               (24,171)              (3,119)
Depreciation and amortization                         (230)             (649)                  (784)                (101)
                                                  --------          --------               --------              -------
                                                   (27,342)          (24,799)               (24,955)              (3,220)
                                                  --------          --------               --------              -------
Other operating income
Management fee income                                   84                57                     53                    7
Rental income                                            -                 -                    258                   33
Project handling income                                  -                 -                     93                   12
                                                  --------          --------               --------              -------
                                                        84                57                    404                   52
                                                  --------          --------               --------              -------
Operating income                                    13,864            18,848                 23,913                3,085
                                                  --------          --------               --------              -------
Interest income                                        122               192                    128                   17
Interest expense                                    (1,307)             (990)                (1,516)                (196)
                                                  --------          --------               --------              -------
                                                    (1,185)             (798)                (1,388)                (179)
                                                  --------          --------               --------              -------
Other income
Exchange gain                                          108                 -                     57                    7
Debt forgiveness from suppliers                          -               144                      3                    1
Minority interest                                        -                 -                     92                   12
Others                                                   7                33                    256                   33
                                                  --------          --------               --------              -------
                                                       115               177                    408                   53
                                                  --------          --------               --------              -------
Income before income taxes                          12,794            18,227                 22,933                2,959
Income tax expense                                       -            (1,200)                  (893)                (115)
                                                  --------          --------               --------              -------
 Net income                                         12,794            17,027                 22,040                2,844
Other comprehensive income - gross unrealized            -                 -                    969                  125
 gain on marketable equity securities
                                                  --------          --------               --------              -------
Comprehensive income                                12,794            17,027                 23,009                2,969
                                                  ========          ========               ========              =======
Net income per share
Weighted average number of shares outstanding
Basic                                            4,825,000         4,831,932              5,985,808            5,985,808
                                                 =========         =========              =========            =========
Net income per share of common stock                HK$2.65          HK$3.52                HK$3.68              US$0.48
                                                 =========         =========              =========            =========

The accompanying notes are an integral part of these consolidated financial statements.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Consolidated Balance Sheets
-------------------------------------------------------------------------------

                            (Dollars in thousands)

                                                                                                    As of March 31,
                                                                                   ----------------------------------------------
                                                                                         1999            2000               2000
                                                                                        ------         -------             ------
                                                                Notes                    HK$             HK$                 US$
ASSETS
Current assets
Cash and cash equivalents                                                                  438           5,421                699
Restricted cash                                                       6                  1,819          11,150              1,439
Accounts receivable, net of allowance for doubtful accounts         11d                 15,074          76,026              9,810
  HK$5,762 in 1998 and HK$6,006 in 1999 and HK$7,049 in 2000
Due from customers for contract work                                  4                 16,802          24,219              3,125
Retention money receivable                                                               2,914           5,816                751
Inventories                                                                                875           2,018                260
Due from related parties                                             11                 33,297               -                  -
Deposit outward                                                                            710             581                 75
Prepayments and other current assets                                                     2,409           3,348                432
Prepaid taxes                                                                                -              50                  7
                                                                                   -----------     -----------        -----------

Total current assets                                                                    74,338         128,629             16,598
Property, plant and equipment, net                                    5                  2,559          40,520              5,228
Marketable equity securities                                          9                      -          12,594              1,625
Deferred offering costs                                              2b                  1,465           5,355                691
Goodwill                                                                                     -           1,025                132
                                                                                   -----------     -----------        -----------
Total assets                                                                            78,362         188,123             24,274
                                                                                   ===========     ===========       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdraft                                                        6                  9,910           9,589              1,237
Bank loans, current                                                   7                      -           4,197                542
Accounts and bills payable - trade                                                      38,109          90,530             11,681
Capital lease obligations, current                                    8                     40              75                 10
Accrued expenses and other payable                                                       1,239           5,434                701
Contract work deposit from customers                                  4                  1,587           1,819                235
Other deposits received                                                                      -             176                 23
Retention money payable                                                                    171             306                 39
Due to related parties                                               11                    416           3,076                397
Income taxes payable                                                                     1,120           1,560                201
Accrued deferred offering costs                                                          1,040           1,784                230
Loan payable                                                                               458             458                 59
                                                                                   -----------     -----------        -----------
Total current liabilities                                                               54,090         119,004             15,355

Bank loans, non-current                                               7                      -           6,030                778
Capital lease obligations, non-current                                8                     38              17                  2
Deferred taxation                                                                            -              37                  5
                                                                                   -----------     -----------        -----------
Total liabilities                                                                       54,128         125,088             16,140
                                                                                   -----------     -----------       ------------
Minority interest                                                                            -            (150)               (19)
                                                                                   -----------     -----------       ------------

Commitments and contingencies                                    12, 13
Stockholders' equity
Common stock                                                      1, 10                    375             620                 80
Additional paid-in capital                                                               2,627          18,324              2,364
Accumulated other comprehensive income                                                       -             969                125
Retained earnings                                                                       21,232          43,272              5,584
                                                                                   -----------     -----------        -----------
Total stockholders' equity                                                              24,234          63,185              8,153
                                                                                   -----------     -----------       ------------
Total liabilities and stockholders' equity                                              78,362         188,123             24,274
                                                                                   ===========     ===========       ============

The accompanying notes are an integral part of these consolidated financial statements.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Consolidated Statements of Changes in Stockholders' Equity
-------------------------------------------------------------------------------
                  (Dollars in thousands except share amounts)

                                      Common Stock
                              --------------------------
                                                                             Accumulated
                                                              Additional        other
                               Number                          paid-in       comprehensive     Retained
                              of shares         Amount         capital          income         earnings              Total
                              ----------      ----------      ----------     -------------     --------     -----------------------
                                                  HK$             HK$             HK$             HK$       HK$                 US$
Balance as of March
 31, 1997 (Note (1))              10,000               1               -                 -            -            1              1

Issue of shares (Note
 (2))                          4,815,000             373           2,627                 -       (8,589)      (5,589)          (722)

Net income                             -               -               -                 -       12,794       12,794          1,651
                              ----------      ----------      ----------     -------------     --------     ----------   ----------
Balance as of March
 31, 1998                      4,825,000             374           2,627                 -        4,205          7,206          930

Issue of shares at par
 value                            10,000               1               -                 -            -              1            -

Net income                             -               -               -                 -       17,027         17,027        2,197
                              ----------      ----------      ----------     -------------     --------     ----------   ----------

Balance as of March
 31, 1999                      4,835,000             375           2,627                 -       21,232         24,234        3,127

Issue of shares
 (Note (3))                    2,985,000             231          14,784                 -            -         15,015        1,937

Issue of shares
 (Note (4))                      180,000              14             913                 -            -            927          120

Gross unrealized gain
 on marketable equity
 securities                            -               -               -               969            -            969          125

Net income                             -               -               -                 -       22,040         22,040        2,844
                              ----------      ----------      ----------     -------------     --------     ----------   ----------
Balance as of March
 31, 2000                      8,000,000             620          18,324               969       43,272         63,185        8,153
                              ==========      ==========      ==========     =============     ========     ==========   ==========

Note:
-----
(1) Share amount has been adjusted to reflect the share split of 100 for 1 and the reduction in par value from US$1 to US$0.01 per share effected on July 3, 1998.

(2) Adjusted to reflect issuance of 4,815,000 shares of common stock of the Company in exchange for the outstanding common stock of Tat Group effected on November 19, 1999.

(3) Issuance of 2,985,000 shares of common stock of the Company in exchange for the outstanding common stock of Li Group effected on November 19, 1999.

(4) Issuance of 180,000 shares of common stock of the Company in exchange for 72.5% equity interest in LSSL effected on November 24, 1999.

The accompanying notes are an integral part of these consolidated financial statements.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------
                             (Dollars in thousands)

                                                                                    Years ended March 31,
                                                         -------------------------------------------------------------------------
                                                              1998             1999                   2000                2000
                                                            -------          -------                -------              ------
                                                              HK$               HK$                   HK$                  US$
Cash flows from operating activities
Net income                                                   12,794           17,027                 22,040               2,844
Adjustment to reconcile net income to net cash
   provided by (used in) operating activities
 Depreciation of property, plant and equipment                  230              649                    729                  94
 Amortization                                                     -                -                     55                   7
 Allowance for doubtful accounts                              5,762              244                      9                   1
 Loss on disposal of property, plant and equipment                2              369                     44                   6
Minority interest                                                 -                -                    (92)                (12)
Changes in operating assets and liabilities:
 Accounts receivable                                         (1,013)           3,979                (51,301)             (6,619)
 Due from customers for contract work                        (8,399)          (1,915)                (7,189)               (928)
 Retention money receivable                                     194            1,135                 (2,082)               (269)
 Inventories                                                    788                8                   (452)                (58)
 Due from related parties                                   (17,170)          (1,587)                16,660               2,150
 Deposit outward                                                919              364                    129                  17
 Prepayments and other current assets                         1,647             (382)                   155                  20
 Accounts and bills payable - trade                          14,641          (13,669)                35,511               4,582
 Accrued expenses and other payable                           2,067           (1,735)                (4,164)               (537)
 Contract work deposit from customers and other
   deposits received                                         (6,796)          (4,691)                (5,287)               (682)
 Retention money payable                                         60              111                    135                  17
 Due to related parties                                      (6,954)             167                 12,661               1,633
 Taxation                                                         -            1,120                    121                  16
                                                          ---------       ----------            -----------          ----------
 Net cash provided by (used in) operating activities         (1,228)           1,194                 17,682               2,282
                                                          ---------       ----------            -----------          ----------

Cash flows from investing activities
 Purchase of property, plant and equipment                     (112)          (2,705)                (1,266)               (163)
 Proceeds on disposal of property, plant and equipment            2               65                      -                   -
 Acquisitions, net of cash acquired                           2,845                -                     79                  10
                                                          ---------       ----------            -----------          ----------
 Net cash provided by (used in) investing activities          2,735           (2,640)                (1,187)               (153)
                                                          ---------       ----------            -----------          ----------

Cash flows from financing activities
 Common stock issued                                              -                1                      -                   -
 Loan acquired                                                    -                -                  7,700                 994
 Repayment of amounts borrowed                                    -                -                   (191)                (25)
 Repayment of capital lease obligations                         (96)            (105)                   (66)                 (9)
 Restricted cash                                                (51)             (45)                (7,031)               (907)
 Bank overdraft                                                (554)           1,193                 (8,778)             (1,133)
 Deferred offering costs                                          -             (425)                (3,146)               (406)
 Increase in loan payable                                         -              458                      -                   -
                                                          ---------       ----------            -----------          ----------
 Net cash provided by (used in) financing activities           (701)           1,077                (11,512)             (1,486)
                                                          ---------       ----------            -----------          ----------


Net (decrease) increase in cash and cash equivalents            806             (369)                 4,983                 643
Cash and cash equivalents, as of beginning of period              1              807                    438                  56
                                                          ---------       ----------            -----------          ----------
Cash and cash equivalents, as of end of period                  807              438                  5,421                 699
                                                          =========       ==========            ===========          ==========

Supplemental disclosure of cash flow information
 Cash paid for interest                                       1,307              990                  1,516                 196
                                                          =========       ==========            ===========          ==========

 Cash paid for taxes                                              -               80                    726                  94
                                                          =========       ==========            ===========          ==========

Non-cash transaction
Common stock issued for acquisitions                            373                -                    245                  31
Purchase of equipment under capital lease                         -               77                      -                   -
Accrual of deferred offering costs                                -            1,040                    744                  96
Transfer-in of property from stockholder                          -                -                 27,000               3,484
Transfer-in of marketable equity securities from
   stockholder                                                    -                -                 11,625               1,500
                                                          =========       ==========            ===========          ==========

The accompanying notes are an integral part of these consolidated financial statements.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------


1.     BASIS OF FINANCIAL STATEMENTS PRESENTATION AND REORGANIZATION

       The Company was incorporated in the British Virgin Islands on January 8, 1997 as a limited liability company and was known as Quinta Development Limited. On February 3, 2000, pursuant to a resolution passed by the Board of Directors, the Company changed its name to Quintalinux Limited. The change of name was approved by the Registrar of Companies of the British Virgin Islands on February 17, 2000. As of March 31, 1999, the Company has authorized and outstanding common stock of 100,000,000 shares and 20,000 shares of US$0.01 each respectively (see note 10 for further details). 9,000 outstanding shares, representing 45% of the Company's issued common stock, are issued to each of Mr. CHU Tat ("Mr. Chu") and Mr. Perick LI Wai Ho ("Mr. Li"). Another 2,000 outstanding shares representing the remaining 10% of the Company's issued common stock are issued to other third parties.

       Mr. Chu is the principal stockholder of Interact Contracting Company Limited; Interact (China) Design & Contracting Company Limited and Uni-Zone Holdings Limited, hereinafter collectively referred to as (the "Tat Group").

       Mr. Li is the principal stockholder of Pado (Holdings) Limited and its subsidiary companies, namely Pado Contracting Company Limited and Good Prominent Engineering Company Limited, Good Prominent Technology Company Limited and Good Prominent Trading Limited, hereinafter collectively referred to as (the "Li Group").

       Pursuant to the Share Exchange Agreements entered into between the Company and the stockholders of Tat Group and Li Group on November 5, 1999, each of the stockholders of the Tat Group and Li Group transferred his controlling interest in the outstanding common stock of each of the companies comprising the Tat Group and the Li Group respectively in exchange for 61.57% and 38.17% of the enlarged outstanding shares of common stock of the Company. The transaction was completed on November 19, 1999 when the Company became the holding company of all companies comprising the Tat Group and the Li Group.

       Pursuant to the Share Exchange Agreement entered into between the Company and the stockholders of Linux System Solution Limited ("LSSL") on November 11, 1999, the Company issued a further 180,000 shares, representing 2.25% of the enlarged outstanding shares of common stock of the Company, to certain LSSL's stockholders, one of whom is Mr. Li in exchange for their 72.5% equity interest in LSSL. The transaction was completed on November 24, 1999.

       Upon completion of the above acquisitions, the Company has outstanding 8,000,000 shares of common stock of which 60.3% and 38.2% are owned by Mr. Chu and Mr. Li respectively.

       As of March 31, 2000, authorized common stock amounted to 100,000,000 shares at par value of US$0.01 each, issued and outstanding amounted to 8,000,000 shares at par value of US$0.01.

       Acquisition of the Tat Group, for accounting purposes, has been treated as the acquisition of the Company by the Tat Group with the Tat Group as the accounting acquirer ("reverse acquisition"). On this basis, the historical stockholders' equity amounts since April 1, 1997 has been retroactively restated to reflect the equivalent number of shares of common stock of the Company issued for acquisition with the difference between par value of the Company's and Tat Group's common stock reported in additional paid-in capital. The historical financial statements prior to November 19, 1999, are those of the Tat Group.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------

                  (Dollars in thousands except share amounts)

1.   BASIS OF FINANCIAL STATEMENTS PRESENTATION AND REORGANIZATION
     (Continued)

     Acquisitions of the Li Group and LSSL have been accounted for using the purchase method of accounting. The purchase method of accounting allocates the aggregate purchase price to the assets acquired and liabilities assumed based upon their respective fair value.

     The following supplementary unaudited pro forma condensed consolidated statement of operations information for the years ended March 31, 1999 and 2000 give effect to the acquisitions of Li Group and LSSL as if such acquisitions had occurred at the beginning of each period. All significant inter-company transactions have been eliminated.

     The supplemental unaudited pro form presentation does not purport to be indicative of what the Group's actual results would have been assuming the acquisitions mentioned above had been completed at the beginning of each period, nor does it purport to be indicative of results of operations that may be achieved in the future.

                                                                                              Years ended March 31,
                                                                              ---------------------------------------------------
                                                                                       1999               2000               2000
                                                                                        HK$                HK$                US$

Operating revenue                                                                   215,559            201,343             25,980
                                                                              =============     ==============     ==============

Operating income before interest and income tax                                      21,716             25,681              3,314

Net interest expenses                                                                (2,711)            (2,143)              (277)
                                                                              -------------     --------------     --------------

Income before income taxes                                                           19,005             23,538              3,037

Income tax expense                                                                   (1,550)              (893)              (115)
                                                                              -------------     --------------     --------------

Net income                                                                           17,455             22,645              2,922

Other comprehensive income                                                                -                969                125
                                                                              -------------     --------------     --------------

Comprehensive income                                                                 17,455             23,614              3,047
                                                                              =============     ==============     ==============
Net income per share                                                                HK$2.18            HK$2.83            US$0.37
                                                                              =============     ==============     ==============

Shares used in computing net income per share                                     8,000,000          8,000,000          8,000,000
                                                                              =============     ==============     ==============

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------

                 (Dollars in thousands except share amounts)

1.   BASIS OF FINANCIAL STATEMENTS PRESENTATION AND REORGANIZATION
     (Continued)

     The Company has had no operation since its incorporation and is used as an investment holding company. The Company had entered into a letter of intent for the proposed public offerings and has incurred certain deferred offering costs that are being deferred until the consummation of the offering, at which time they will be charged against the additional paid-in capital. If the offering is not consummated, the deferred offering costs will be expensed.

     Details of each of the companies comprising the Tat and Li Groups and their principal activities as of March 31, 1999 and 2000 are summarized below:

                                                                                       Equity interest
                                                 Date of             Place of             owned by              Principal
Name of company                               incorporation        incorporation         the Company           activities
---------------                               -------------        -------------     -------------------       ----------
                                                                                     Direct     Indirect
Interact Contracting Company Limited       January 21, 1992            Hong Kong       100%                 construction,
                                                                                                             engineering,
                                                                                                           decoration and
                                                                                                            designs works

Interact (China) Design & Contracting     December 20, 1994            Hong Kong       100%                       general
 Company Limited                                                                                          contracting and
                                                                                                         the provision of
                                                                                                          decoration work
                                                                                                               in the PRC

Uni-Zone Holdings Limited                      May 19, 1994            Hong Kong       100%            design, supply and
                                                                                                          installation of
                                                                                                        carpet and raised
                                                                                                             floor system

Pado Contracting Company Limited          December 16, 1983            Hong Kong                   100%   renovation work

Pado (Holdings) Limited                      March 11, 1993            Hong Kong       100%            investment holding

Good Prominent Technology Company            April 18, 1990            Hong Kong       100%              construction and
 Limited                                                                                                  installation of
                                                                                                           light emitting
                                                                                                                    diode

Good Prominent Engineering Company          October 1, 1992            Hong Kong                   100%       trading and
 Limited                                                                                                  installation of
                                                                                                       lighting materials

Good Prominent Trading Limited            December 28, 1987            Hong Kong       100%                    trading of
                                                                                                       building materials

     As of March 31, 2000, the Company also held an 72.5% interest in the issued ordinary share capital of LSSL, a company incorporated in Hong Kong on April 23, 1999 and is engaged in the provision of professional consulting and support services, systems integration and application development for Linux operating systems.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------

                            (Dollars in thousands)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of accounting
          The consolidated financial statements are presented in Hong Kong dollars and have been prepared in accordance with accounting principles generally accepted in United States of America.

     (b)  Deferred offering costs
          In connection with the proposed public offerings, the Company has and will continue to incur certain costs associated with these offerings. These costs will be deferred and offset against the proceeds from the sale of the securities, if the offering is successful, or expensed in operations, if the offering is unsuccessful.

     (c)  Principles of consolidation
          The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

          The acquisition of Tat Group has been accounted for on a "reverse acquisition" basis with the Tat Group as the accounting acquirer. The acquisition was treated as if it was consummated on April 1, 1997.
          The acquisitions of Li Group and LSSL have been dealt with using the purchase method of accounting.

          All material intercompany balances and transactions have been eliminated on consolidation.

     (d)  Cash and cash equivalents
          Cash and cash equivalents include cash on hand, demand deposits with banks and highly liquid debt instruments with an original maturity of three months or less.

     (e)  Inventories
          Inventories are stated at the lower of cost or net realizable value. Cost comprises purchase cost of building materials and is calculated using the first-in, first-out method.

     (f)  Marketable equity securities
          Investments in marketable equity securities represents available-for-sale securities and are stated at fair value, with unrealised gains and losses reported as a component of accumulated other comprehensive income.

     (g)  Property, plant and equipment and depreciation
          Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, is charged to the statement of operations in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalized, as an additional cost of property, plant and equipment.

          When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in statement of operations.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------

                            (Dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (g) Property, plant and equipment and depreciation (Continued) Depreciation is provided to write off the cost of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual value, using the reducing balance method, at the following rates per annum:

           Yacht                                20%
           Leasehold and buildings              0.75% or over the remaining term
                                                of relevant leases, if shorter
           Furniture and fixtures               20%
           Motor vehicles                       30%
           Plant and machinery                  20%
           Others and computer equipment        20%

         Assets held under capital lease contracts are depreciated over their expected useful lives on the same basis as owned assets.

     (h) Goodwill
         Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is amortized on a straight-line method over 7 years.

     (i) Income taxes
         The Group accounts for income tax under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statements based of assets and liabilities.

     (j) Operating leases
         Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable under operating leases are charged to statement of operations on a straight-line basis over the lease terms.

     (k) Capital lease obligations
         Where assets are acquired under capital lease, the amounts representing the outright purchase price of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as capital lease obligations. Depreciation is provided on the cost of the assets on a reducing balance method over their estimated useful lives and after taking into account their estimated residual value as set out in note 2(g) above. Finance charges implicit in the purchase payments are charged to statement of operations over the periods of the contracts so as to produce an approximately constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

     (l) Related parties
         Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
--------------------------------------------------------------------------------

                            (Dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (m)  Revenue recognition
          Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

          Revenue from contract works is recognized on the percentage of completion method and in situations where the outcome of the contract works cannot be estimated reliably, revenue from such contract works is recognized only to the extent of the contract costs incurred that it is probable will be recoverable.

          Sale of goods is recognized when goods are delivered and title has passed.

          Management and design fees received are recognized in the period when services are rendered.

     (n)  Foreign currencies
          The books and records of the Group are maintained in Hong Kong dollars. Monetary assets and liabilities denominated in foreign currencies have been translated to Hong Kong dollars using the approximate rates prevailing at the balance sheet dates. Transactions in foreign currencies have been converted at the approximate rates prevailing at the dates of transactions. The exchange gains or losses have been credited or charged to the statement of operations.

          For the convenience of the readers of these consolidated financial statements, translation of amounts from Hong Kong dollars (HK$) into United States dollars (US$) has been made at the exchange rate of US$1.00 = HK$7.75 on March 31, 2000. No representation is made that the Hong Kong dollars amounts could have been or could be, converted into the United States dollars at that rate on March 31, 2000 or at any other rates.

     (o)  Construction contracts
          When the outcome of a construction contract can be estimated reliably, contract costs and revenue are recognized as expenses and income by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Whilst most of the contracts undertaken follow the percentage of completion method, in rare cases where lack of dependable estimates or inherent hazards cause forecasts to be doubtful, the completed contract method is adopted.

          Construction contracts in progress at the balance sheet date are recorded in the consolidated balance sheet at the net amount of costs incurred plus attributable profits less foreseeable losses and progress billings, and represented in the consolidated balance sheet as due from customers for contract work (as an asset) or contract work deposit from customers (as a liability), as applicable.

     (p)  Use of estimates
          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (q)  Fair value of consolidated financial statements
          The carrying amounts of the Group's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values because of the short term maturity of those instruments.

     (r)  Comprehensive income
          The Group adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

     (s)  Earnings per share (Net income per share)
          According to the requirements of SFAS No. 128, "Earnings Per Share," basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares. There were no diluted securities outstanding during any of the periods.

     (t)  Accounting pronouncements
          Segment information
          On April 1, 1999, the Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting Segments of a Business Enterprise", and establishes standards for the way that public enterprises report information about operating segments in financial statements. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

          Costs of start-up activities
          As of April 1, 1999, the Group adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-up Activities", which requires costs of start-up activities to be expensed as incurred. This statement is effective for fiscal years beginning after December 15, 1998. The statement requires previously capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. The adoption of this new standard did not have a significant effect on the Group's financial position or results of operations.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (t)  Accounting pronouncements (Continued)
          Costs of computer software
          As of April 1, 1999, the Group adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. This statement will be applied prospectively and is effective for fiscal years beginning after December 15, 1998. The impact of this new standard did not have a significant effect on the Group's financial position or results of operations.

          New accounting standards not yet adopted
          In February 1998, SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" amended the disclosure requirements for pensions and other postretirement benefits. The Group does not expect the adoption to have significant change on the Group's financial statement disclosures.

          In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities" which delayed the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS No. 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by the Group when required, if not earlier. The adoption of this new standard did not have a significant impact on the Group's financial position or results of operations.

          In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue recognition in financial statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The impact, if any, of adopting SAB 101 on the Group's consolidated financial position, results of operations and cash flows, has not been determined.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


3.   OPERATING RISKS

     (a) Concentration of major customers and suppliers

                                                                                             Years ended March 31,
                                                                          ---------------------------------------------------------
                                                                                1998           1999           2000            2000
                                                                              -------        -------        -------          ------
                                                                                HK$            HK$            HK$              US$

         Major customers with revenues of more than 10% of contract revenue

          Sales to major customers                                            128,566        168,104        111,365          14,370
          Percentage of contract revenue                                           62%            98%            59%             59%
          Number                                                                    3              2              2               2

         Major suppliers with purchases of more than 10% of contract cost

          Purchases from major suppliers                                       35,474         99,643              -               -
          Percentage of contract cost                                              21%            78%             -               -
          Number                                                                    2              2              -               -

         Accounts receivable related to the Group's major customers was 55% and 66% of all accounts receivable as of March 31, 1999 and 2000 respectively. In addition, the Group has another customer whose accounts receivable represents approximately 14% and nil of accounts receivable as of March 31, 1999 and 2000 respectively.

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Group's receivables. Even though the Group does have a major customer, it does not consider itself exposed to significant credit risk with regards to collection of the related receivable.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

3.   OPERATING RISKS (Continued)

     (b)  Country risks
          The Group may also be exposed to the risks as a result of its contracting and decoration operation being located in the People's Republic of China ("PRC"). This includes risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Group's management does not believe these risks to be significant. There can be no assurance, however, that changes in political, social and other conditions will not result in any adverse impact.

     (c)  Cash and time deposits
          The Group maintains its cash balances and investments in time deposits with various banks and financial institutions located in Hong Kong. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses.


4.   CONSTRUCTION CONTRACTS

                                                                                                      March 31,
                                                                                 -------------------------------------------------
                                                                                          1999              2000              2000
                                                                                      --------          --------           -------
                                                                                         HK$               HK$                US$

Accumulated contract costs incurred                                                    151,633           265,842            34,302
Add :   Attributable profits                                                            45,555            56,246             7,257
                                                                                      --------          --------           -------

Less:  Progress payments                                                               197,188           322,088            41,559
       received/receivable                                                            (181,973)         (299,688)          (38,669)
                                                                                      --------          --------           -------

                                                                                        15,215            22,400             2,890
                                                                                      ========          ========           =======
Amounts disclosed as:
Due from customers for contract work                                                    16,802            24,219             3,125
Contract work deposit from customers                                                    (1,587)           (1,819)             (235)
                                                                                      --------          --------           -------

                                                                                        15,215            22,400             2,890
                                                                                      ========          ========           =======

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


5.      PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                                       March 31,
                                                                                   -----------------------------------------------
                                                                                          1999               2000             2000
                                                                                        ------             ------            -----
                                                                                         HK$                HK$                US$

Yacht                                                                                        -              1,301              168
Leasehold land and buildings                                                                 -             37,632            4,856
Furniture and fixtures                                                                   2,545              4,618              596
Motor vehicles                                                                             230                745               96
Plant and machinery                                                                          -                234               30
Others and computer equipment                                                              886              1,910              246
                                                                                   -----------      -------------      -----------

                                                                                         3,661             46,440            5,992
Accumulated depreciation                                                                (1,102)            (5,920)            (764)
                                                                                   -----------      -------------      -----------

                                                                                         2,559             40,520            5,228
                                                                                   ===========      =============      ===========


6.   BANKING FACILITIES

     The Group had various letters of credit and overdraft under banking facilities as of March 31, 1999 and 2000 as follows:

                                                                                                      March 31,
                                                                                   ---------------------------------------------
                                                                                          1999              2000            2000
                                                                                        ------            ------           -----
                                                                                         HK$               HK$              US$

Facilities granted
Letter of credit and import loans                                                       17,800            22,600           2,917
Overdrafts                                                                              10,200            21,500           2,774
                                                                                   ===========     =============     ===========

Utilized
Letter of credit and import loans                                                        9,289            20,757           2,678
Overdrafts                                                                               9,910             9,589           1,237
                                                                                   ===========     =============     ===========

Unutilized facilities
Letter of credit and import loans                                                        8,511             1,843             239
Overdrafts                                                                                 290            11,911           1,537
                                                                                   ===========     =============     ===========

     The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 10.25% to 11.75% per annum as of March 31, 1999 and 2000 and are renewable annually with the consent of the relevant banks.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

6.   BANKING FACILITIES (Continued)

     Under the banking facilities arrangements, the Group's banking facilities are collateralized by unlimited personal guarantee of the directors and leasehold land and buildings owned by the Group. In addition, the Group is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the consolidated financial statements.

     Key financial covenant provide that facilities granted to the Group must not exceed a certain percentage of the market value of leasehold land and buildings collateralized. As of March 31, 1999 and 2000, the Group was not in violation of the key financial covenant.


7.   BANK LOANS

                                                                                              March 31,
                                                                               ------------------------------------
                                                                                    1999          2000         2000
                                                                                 -------        ------        -----
                                                                                   HK$           HK$           US$
Bank loans, bear interest ranging from 1.75% to 3% over
 the prime rate (8.75% as of March 31, 2000) and matures
 on June, August and December 2001, January 2002 and May
 2004                                                                                  -        10,227        1,320
Less: Amount due within one year
     included under current liabilities                                                -        (4,197)        (542)
                                                                               ---------    ----------    ---------
                                                                                       -         6,030          778
                                                                               =========    ==========    =========

Expected maturities of bank loans are as follows:

                                                                                             March 31, 2000
                                                                                      --------------------------
                                                                                           HK$             US$
2001                                                                                        4,197            542
2002                                                                                        5,068            654
2003                                                                                          406             52
2004                                                                                          451             58
Thereafter                                                                                    105             14
                                                                                      -----------      ---------
Total                                                                                      10,227          1,320
                                                                                      ===========      =========

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

8.   CAPITAL LEASE OBLIGATIONS

     The Group leased certain equipment under agreements classified as capital lease. Equipment under these leases has a cost of HK$256 and accumulated depreciation of approximately HK$117 as of March 31, 1999. The following is a schedule of future minimum lease payments under capital lease as of March 31, 1999 and 2000.

                                                                                         March 31,
                                                                       -------------------------------------------
                                                                            1999              2000            2000
                                                                             HK$               HK$             US$

Future minimum lease payments                                                 97               123              16
Less: Amount representing interest                                           (19)              (31)             (4)
                                                                       ---------       -----------       ---------

Present value of net minimum lease payments                                   78                92              12
Less: Current portion                                                        (40)              (75)            (10)
                                                                       ---------       -----------       ---------

                                                                              38                17               2
                                                                       =========       ===========       =========

     Expected maturities of capital lease are as follows:

                                                                                        March 31,
                                                                       -----------------------------------------
                                                                            1999             2000           2000
                                                                             HK$              HK$            US$

2000                                                                          40                -              -
2001                                                                          21               75             10
2002                                                                          17               17              2
                                                                       ---------      -----------      ---------

                                                                              78               92             12
                                                                       =========      ===========      =========


9.   MARKETABLE EQUITY SECURITIES

     Investment in marketable equity securities as of March 31, 2000 is as follows:

                                                                       Gross
                                                                    unrealized
                                                                       gain                 Fair value
                                                                 ---------------    --------------------------
                                                                             HK$            HK$            US$

Available-for-sale securities - common stock                                 969         12,594          1,625
                                                                 ===============    ===========    ===========

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                  (Dollars in thousands except share amounts)

10.  COMMON STOCK

     The Company was originally incorporated with authorized and outstanding shares of common stock of 50,000 shares and 100 shares respectively, at par value of US$1 each. On July 3, 1998, the Board of Directors of the Company approved a 100 for 1 share split (the "Share Split") and as a result, the Company's then authorized and outstanding shares of common stock was changed from 50,000 shares and 100 shares with a par value of US$1 each to 5,000,000 shares and 10,000 shares with a par value of US$0.01 each respectively.

     On the same date, the Board of Directors of the Company had also approved that the authorized common stock of the Company be increased from US$50 to US$1,000 by the creation of additional 95,000,000 shares of US$0.01 each and such shares shall rank pari passu in all respects with the existing shares.

     On July 22, 1998, the Company issued another 10,000 shares of par value of US$0.01 each at par consideration to the then existing shareholders in same proportion as to their existing shareholdings.

     Pursuant to the Share Exchange Agreements entered into between the Company and the Stockholders of Tat Group and Li Group on November 5, 1999, the Company issued 1,991,000 and 2,824,000 shares to Asian Progress Holdings Limited and Muehl Product and Service Asia Limited respectively in exchange for Mr. Chu's entire interest in the outstanding common stock of each of the companies comprising the Tat Group and 1,931,000 and 1,054,000 shares to Oceanic Land Holdings Limited and Muehl Product and Service Asia Limited respectively in exchange for Mr. Li's entire interest in the outstanding common stock of each of the companies comprising the Li Group.

     Pursuant to the Share Exchange Agreements entered into between the Company and certain stockholders of LSSL on November 11, 1999, the Company issued to them on aggregate 180,000 shares in exchange for their 72.5% equity interest in LSSL.

     As of March 31, 2000, authorized common stock amounted to 100,000,000 shares at par value of US$0.01 each, issued and outstanding amounted to 8,000,000 shares at par value of US$0.01.


11.  RELATED PARTY TRANSACTIONS

     a. Name and relationship of related parties

                                                                  Existing relationships with the Company
                                                                 ------------------------------------------

Mr. Chu                                                          Director and stockholder of the Company

Genuine Interior Design & Associates Limited ("GIDAL")           Common director and a company owned by
                                                                 Mr. Chu, major stockholder of the Company

Prographic Productions Company ("PPC")                                           - ditto -

Ba Wah Design & Construction Company Limited ("BWDCCL")                          - ditto -

T & T (HK) Investment Limited ("TTHKIL")                                         - ditto -

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


11.  RELATED PARTY TRANSACTIONS (Continued)

     a. Name and relationship of related parties

                                                              Existing relationships with the
                                                                          Company
                                                           --------------------------------------
Interact (Guangzhou) Design and Contracting                          - ditto -
   Company Limited ("IGDCCL")

Mr. Chan Kin Hang ("Mr. Chan")                             Director and stockholder of the Company

Mr. Liu Chuk Wang ("Mr. Liu")                              Stockholder of the Company

Mr. Li                                                     Director and stockholder of the Company

Good Prominent Fire Safety Company Limited ("GPFSCL")      Common director and a company owned by Mr.
                                                             Li, major stockholder of the Company

Pado (China) Design and Contracting Company
   Limited ("PCDCL")                                                 - ditto -

Good Prominent Media Advertising Company                             - ditto -
   Limited ("GPMACL")

Pado Contracting Company Limited ("PCCL")                  Common director and a company owned by Mr.
                                                             Li, major stockholder of the Company.
                                                             Became a subsidiary of the Company,
                                                             following the reorganization effected on
                                                             November 19, 1999

     b. Summary of related party transactions

                                                                                                March 31,
                                                                    ---------------------------------------------------------------
                                                                            1998             1999             2000             2000
                                                                          ------           ------            -----             ----
                                                                            HK$              HK$              HK$               US$
Due from related parties (Note (i))
Mr. Chu                                                                   30,111           31,245                -                -
BWDCCL                                                                     1,385            1,887                -                -
PPC                                                                          214              104                -                -
TTHKIL                                                                         -                1                -                -
Mr. Li                                                                         -               60                -                -
                                                                    ------------     ------------     ------------     ------------

                                                                          31,710           33,297                -                -
                                                                    ============     ============     ============     ============
Due to related parties (Note (ii))
PCCL                                                                           -              186                -                -
GIDAL                                                                        249              230                -                -
Mr. Chan                                                                       -                -               97               13
Mr. Liu                                                                        -                -               27                3
Mr. Chu                                                                        -                -              887              114
Mr. Li                                                                         -                -            2,065              267
                                                                    ------------     ------------     ------------     ------------

                                                                             249              416            3,076              397
                                                                    ============     ============     ============     ============

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

11.  RELATED PARTY TRANSACTIONS (Continued)

     b. Summary of related party transactions (Continued)

                                                                                               Years ended March 31,
                                                                               ----------------------------------------------------
                                                                                     1998          1999          2000          2000
                                                                                    -----         -----        ------         -----
                                                                                      HK$           HK$           HK$           US$
General expenses (Note (iii))
PPC                                                                                   147           242             -             -
                                                                               ==========    ==========    ==========    ==========

Rental expenses (Note (iv))
BWDCCL                                                                                600           150             -             -
GIDAL                                                                                   -         1,114           960           124
                                                                               ----------    ----------    ----------    ----------

                                                                                      600         1,264           960           124
                                                                               ==========    ==========    ==========    ==========

Management fee income (Note (v))
PPC                                                                                    60            45             -             -
GPMACL                                                                                  -             -           144            19
                                                                               ----------    ----------    ----------    ----------
                                                                                       60            45           144            19
                                                                               ==========    ==========    ==========    ==========

Management fee expenses (Note (iii))
GIDAL                                                                                 588             -             -             -
                                                                               ==========    ==========    ==========    ==========

Subcontracting cost (Note (iii))
IGDCCL                                                                              5,109             -             -             -
                                                                               ==========    ==========    ==========    ==========

Property, plant and equipment
Mr. Chu (Note (vi))                                                                     -             -        27,000         3,484
GIDAL (Note (iii))                                                                      -         2,405             -             -
                                                                               ----------    ----------    ----------    ----------

                                                                                        -         2,405        27,000         3,484
                                                                               ==========    ==========    ==========    ==========
Marketable equity securities (Note (vii))
Mr. Li                                                                                  -             -        11,625         1,500
                                                                               ==========    ==========    ==========    ==========

Rental income (Note (v))
GPFSCL                                                                                  -             -           140            18
                                                                               ==========    ==========    ==========    ==========



        (i) The amounts due from related parties represent unsecured advances made to those parties from time to time. These amounts are interest free and repayable on demand.

        (ii) The amounts due to related parties represent unsecured advances made from those parties from time to time. These amounts are interest free and repayable on demand.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

11.  RELATED PARTY TRANSACTIONS (Continued)

     b.  Summary of related party transactions (Continued)

        (iii) The Group made payments to PPC, IGDCCL and GIDAL for various general, management, subcontracting expenses and property, plant and equipment. The amounts were determined between the respective parties.

        (iv) The Group made rental expenses to BWDCCL and GIDAL for leasing of office premises at approximately market rates.

        (v) The Group received management fee income from PPC and GPMACL for management services provided and rental income from GPFSCL for properties let out at approximately market rates. The management fee income was determined between the two respective parties.

        (vi) Pursuant to an arrangement with Mr. Chu, the amounts owing from Mr. Chu and companies owned and controlled by him as of March 6, 2000 amounted to HK$25,487 was fully repaid by means of transferring legal title of a class A residential property and a commercial property located in Hong Kong to the Tat Group. The fair market value of these properties as valued by independent professional valuer as of August 19, 1999 was HK$27,000. This amount has been used to record the value of the properties and the amount repaid by Mr. Chu. The excess of payment of approximately HK$1,513 has been accounted for as due to related parties.

        (vii) Pursuant to an arrangement made with Mr. Li, the amount owing from Mr. Li and companies owned and controlled by him as of December 28, 1999 amounted to HK$22,443 was partially repaid by means of transferring good title of 400,000 shares in Intermost Corporation, a company listed on NASDAQ OTC Bulletin Board to the Company. The shares were valued at US$3.75 per share by a third party as of December 3, 1999 and the transfer was completed on December 28, 1999. Consequently, HK$11.6 million was repaid. The market value as of March 31, 2000 was US$4.0625 per share.

               In addition, HK$12 million was paid to the Company by PCDCL, a company owned and controlled by Mr. Li on January 26, 2000 as final settlement of a debt to the Li Group.

     c. The stockholders have undertaken to indemnify the Group against any contingent liabilities including tax liabilities and claims that may result from the operating activities of the Group in Hong Kong, the PRC and elsewhere occurring before March 31, 1999. Any such payments by the stockholders will be recorded as expenses by the Group with the corresponding credit to the equity.

     d. Included in accounts receivable is an amount of HK$5,416 as of March 31, 1999 and 2000, due from a debtor of the Tat Group which has been outstanding for approximately two and a half years and three and a half years respectively. The director of the Tat Group is, however, confident that this debt would be recovered in full eventually. Accordingly, there was no provision made against this amount in the consolidated statements of operations. The director, who is also the stockholder, has further given an undertaking to the Tat Group that he would make good of any losses suffered by the Tat Group had such debtor been default in repayment. Any such payments by the stockholder will be recorded as expenses by the Tat Group with the corresponding credit to the equity.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

12.  OPERATING LEASES

     As of March 31, 1999 and 2000, the Group had commitments under non-cancelable operating lease payments in respect of land and buildings as follows:

                                                                                     March 31,
                                                                   -------------------------------------------
                                                                        1999             2000             2000
                                                                        ----            -----             ----
                                                                         HK$              HK$              US$

2000                                                                     276                -                -
2001                                                                      42            1,729              223
2002                                                                       -              354               46
                                                                    --------        ---------         --------

Total                                                                    318            2,083              269
                                                                    ========        =========         ========

     Total lease expense for the years ended March 31, 1998, 1999 and 2000 was HK$2,090, HK$1,682 and HK$1,505 respectively.

     As of March 31, 1999 and 2000, the Group had commitments under non-cancelable operating lease rentals to be received in respect of land and buildings as follows:

                                                                                       March 31,
                                                                     -------------------------------------------
                                                                         1999              2000             2000
                                                                       -------             ----             ----
                                                                         HK$                HK$              US$

2000                                                                         -                -                -
2001                                                                         -              482               62
                                                                     ---------       ----------       ----------

Total                                                                        -              482               62
                                                                     =========       ==========       ==========


13.  PERFORMANCE BONDS

     There were contingent liabilities as of March 31, 1999 and 2000 in respect of performance bonds issued by third parties which are inherent in the nature of the business in which the Group operates. The directors do not anticipate material losses to crystallize.


14.  PENSION COSTS

     The Group operates a defined contribution retirement plan ("Plan") which is optional for all qualified employees. The assets of the Plan are held separately from those of the Group in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Group at rates specified in the rules of the Plan. Where employees leave the Plan prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contribution.

     The pension expense for the years ended March 31, 1998, 1999 and 2000 was HK$350, HK$80 and HK$177 respectively.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

15.  INCOME TAXES

     In the opinion of management, the Company is not subject to any tax in the British Virgin Islands ("BVI") or in Hong Kong. Under current BVI and Hong Kong laws, dividends and capital gains arising from the investment are not subject to income taxes. No withholding tax is imposed on payments of dividends.

     Companies comprising the Tat and Li Groups and LSSL are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each of the companies is domiciled and operates.

     Companies with income arising in or derived from Hong Kong are subject to Hong Kong Profits Tax at a rate of 16.5% for 1998 and 16% for 1999 and 2000.

     Income tax expense is comprised of the following:

                                                                                             March 31,
                                                                         ------------------------------------------------
                                                                              1998         1999         2000         2000
                                                                           -------        -----         ----         ----
                                                                               HK$          HK$          HK$          US$

Current tax                                                                      -        1,200          893          115
Deferred tax                                                                     -            -            -            -
                                                                         ---------    ---------    ---------     --------

Income tax expense                                                               -        1,200          893          115
                                                                         =========    =========    =========     ========

     Reconciliation to the expected statutory tax rate in Hong Kong is as follows:

                                                                                1998           1999             2000
                                                                               -----           ----            -----
                                                                                   %              %                %

Statutory rate                                                                  16.5           16.0             16.0
Non-taxable income                                                             (24.4)          (8.8)            (0.7)
Tax effect on net operating loss                                                 7.6           (0.9)           (12.0)
Others                                                                           0.3            0.2              0.6
                                                                          ----------     ----------     ------------

Effective tax rate                                                                 -            6.5              3.9
                                                                          ==========     ==========     ============

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)

16. REPORT ON SEGMENT INFORMATION

    The Group adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in respect of its operating segments. The Group reportable segments are design and contracting section and high-technology products section. They are managed separately because each business requires different technology and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on operating earnings of the respective business units.

    Segment information for the years 1998, 1999 and 2000 are as follows:

                                              Design and Contracting Section    High-Technology Products Section
                                              ------------------------------    --------------------------------
                                                                                       Years ended March 31,
                                              ------------------------------------------------------------------
                                               1998          1999        2000       1998       1999       2000
                                              -------     -------     -------     ------     ------     --------
                                               HK$          HK$         HK$         HK$        HK$        HK$

Segment revenue                               177,066     105,334     177,729     31,613     66,161       10,374

Segment profits                                 9,932       9,928      19,322      2,862      7,099        2,718

Included in segment profits:
    Depreciation and amortization                (170)       (617)       (619)       (60)       (32)        (165)
    Interest income                               122         104         127          -         88            1
    Interest expense                             (688)       (810)     (1,297)      (619)      (180)        (219)
Segment assets                                 71,809      67,509     111,912      5,559     10,853       76,211
                                              =======     =======     =======     ======     ======     ========

                                                       Total
                                      ------------------------------------------
                                        1998        1999        2000       2000
                                      -------     -------     -------     ------
                                       HK$         HK$         HK$         US$

Segment revenue                       208,679     171,495     188,103     24,271

Segment profits                        12,794      17,027      22,040      2,844
    Included in segment profits:
    Depreciation and amortization        (230)       (649)       (784)      (101)
    Interest income                       122         192         128         17
    Interest expense                   (1,307)       (990)     (1,516)      (196)

Segment assets                         77,368      78,362     188,123     24,274
                                      =======     =======     =======     ======

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


16.  REPORT ON SEGMENT INFORMATION (Continued)

     Segment information for the years 1998, 1999 and 2000 relating to the Group's operations by geographic areas are as follows:

                                                                                            Years ended March 31,
                                                                       -------------------------------------------------------------
                                                                           1998            1999             2000            2000
                                                                       ------------    ------------     ------------     -----------
                                                                           HK$             HK$              HK$             US$
Segment revenue
 Hong Kong                                                                   84,468          94,500          104,441          13,476
 PRC                                                                        124,211          76,995           83,662          10,795
                                                                       ------------    ------------     ------------     -----------


                                                                            208,679         171,495          188,103          24,271
                                                                       ============    ============     ============     ===========

     All long-lived assets are situated in Hong Kong for the years 1998, 1999, and 2000.


17.  FINANCIAL INSTRUMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Group currently does not hold or issue derivative financial instruments in the normal course of business. Accordingly, adoption of SFAS No. 133 is not expected to affect the Group's financial statements.


18.  CONTINGENCIES

     (a) The Tat Group received on January 5, 1999 a claim for liquidated damages amounting to HK$21,832 in respect of the delay in completion of a PRC contract. No formal court action has been filed in connection with this claim, nor has the Tat Group received any further notice from the claimant. Work on the contract has been completed and the developer took possession of the property. The delay in completion was caused by changes in job specifications, which under normal practice, the Tat Group would be given an extension of time for completion. Accordingly, management is of the opinion that the Tat Group will not suffer any losses in respect of this claim. The Tat Group's attorney meanwhile having reviewed the facts and evidence, has advised that the Tat Group has a genuine defense and a good arguable case to answer such dispute. If such claim is formally asserted, management intends to vigorously contest such claim.

Quintalinux Limited
(Formerly Known As Quinta Development Limited)

Notes to and Forming Part of the Consolidated Financial Statements
-------------------------------------------------------------------------------

                            (Dollars in thousands)


18.  CONTINGENCIES (Continued)

     (b) On April 29, 1999, an action has been brought against the Tat Group in the PRC by an entity ("claimant") which performed certain construction works for our subcontractor for HK$14,019 (US$1,809). In the initial litigation filed in a provincial court in the PRC, the court ruled that the claimant has no merit to the case, and accordingly, the claimant withdrew its legal proceeding on June 18, 1999.

          The claimant subsequently pursued the claim in another litigation ("trial") and, on October 20, 1999, received a favorable ruling against the Tat Group, resulting in a judgement of HK$15,731 (US$2,030).

          The legal environment in the PRC is still not well defined and the Tat Group has appealed against the latest ruling on December 23, 1999. The Tat Group's legal counsel advised that having perused and considered all the legal documents and the evidence, there has not been any legal binding subcontracting or sub-subcontracting obligations between the claimant and Tat Group. Accordingly, the Tat Group could never be a Defendant. As such the Tat Group has not recorded any provision for loss in connection with this claim. Management intends to continue to vigorously contest this action.

     (c) Except as described above, the Group has not been a party to any material legal proceedings and there has been no material legal proceedings pending with respect to the Group's property.



19.  SUBSEQUENT EVENTS (Unaudited)

     In August 2000 initial public offering, the Company had sold 1,500,000 shares of common stock priced at US$8.00 per share and 1,500,000 warrants priced at US$0.125 per warrant to purchase 1,500,000 shares of common stock. Each warrant entitles the holder to purchase one share of common stock at US$10.88 per share through August 9, 2005. As a result, the Company raised US$10,847,000 net of underwriting commission but before other expenses.

     The Company's common stock and warrants commenced trading on The Nasdaq National Market under the symbols "QLNX" and "QLNXW" on August 10, 2000.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   QUINTALINUX LIMITED
                                      (Registrant)



Date:  September 28, 2000          By:  /s/ TAT CHU
       ----------------------         ------------------------
                                      Tat Chu
                                      Chairman

                                 EXHIBIT INDEX


Exhibit                                                      Page
Number              Description of Exhibit                   Number


                    None.