Form 20-F
period 2001-03-31
QUINTALINUX LTD
filed 2001-09-28
CIK 1110870

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 2001.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                    to
                                        ------------------    ----------------

                        Commission file number: 0-30830

                              QUINTALINUX LIMITED
             (Exact name of Registrant as specified in its charter)


              ---------------------------------------------------
                (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
                (Jurisdiction of incorporation or organization)

                          Suites 1404-06, Devon House
             979 King's Road, Taikoo Place, Island East, Hong Kong
             -----------------------------------------------------
                    (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                        Section 12(b) of the Act: None

                         Securities registered or to be
               registered pursuant to Section 12(g) of the Act:
                  $.01 Par Value Common Stock ("Common Stock")
                  --------------------------------------------
                                (Title of Class)

                 Warrants to Purchase Common Stock ("Warrants")
                 ----------------------------------------------
                                (Title of Class)


       Securities for which there is a reporting obligation pursuant to
                        Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (as of September 15, 2001):

                            10,200,000 Common Stock

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

                         [X] Yes         [ ] No

         Indicate by check mark which financial statement item the registrant has elected to follow.

                      [ ] Item 17       [X] Item 18

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections, 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.


         NOT APPLICABLE

                               TABLE OF CONTENTS




                                                                                                            PAGE NO.
                                                                                                            --------
                                              PART I

Item 1.  Identity of Directors, Senior Management and Advisers ....................Not Applicable               1

Item 2.  Offer Statistics and Expected Timetable ..................................Not Applicable               1

Item 3.  Key Information.........................................................................               1

         A.       Selected Financial Data........................................................               1

         B.       Capitalization and Indebtedness..................................Not Applicable               4

         C.       Reasons for the Offer and Use of Proceeds........................Not Applicable               4

         D.       Risk Factors...................................................................               4

Item 4.  Information on the Company..............................................................              10

         A.       History and Development of the Company.........................................              10

         B.       Business Overview..............................................................              12

         C.       Organizational Structure.......................................................              24

         D.       Property, Plants and Equipment.................................................              24

Item 5.  Operating and Financial Review and Prospects............................................              25

         A.       Operating Results..............................................................              25

         B.       Liquidity and Capital Resources................................................              28

         C.       Research and Development, Patents and Licenses etc.............................              31

         D.       Trend Information..............................................................              31

Item 6.  Directors, Senior Management and Employees..............................................              32

         A.       Directors and Senior Management and Employees..................................              32

         B.       Compensation...................................................................              34

         C.       Board Practices................................................................              36

         D.       Employees......................................................................              36

         E.       Share ownership................................................................              37

Item 7.  Major Shareholders and Related Party Transactions.......................................              38

         A.       Major Shareholders.............................................................              38

         B.       Related Party Transactions.....................................................              38

         C.       Interests of Experts and Counsel.................................Not Applicable              40

Item 8.  Financial Information...................................................................        40

         A.       Consolidated Statements and Other Financial Information........................        40

         B.       Export Sales...................................................................        40

         C.       Legal Proceedings..............................................................        40

         D.       Policy on Dividend Distributions...............................................        43

         E.       Significant Changes............................................................        43

Item 9.  The Offer and Listing...................................................................        43

         A.       Offer and Listing Details......................................................        43

         B.       Plan of Distribution.............................................Not Applicable        45

         C.       Markets........................................................................        45

         D.       Selling Shareholders.............................................Not Applicable        45

         E.       Dilution.........................................................Not Applicable        45

         F.       Expenses of the Issue............................................Not Applicable        46

Item 10. Additional Information..................................................................        46

         A.       Share Capital....................................................Not Applicable        46

         B.       Memorandum and Articles of Association.........................................        46

         C.       Material Contracts.............................................................        47

         D.       Exchange Controls..............................................................        48

         E.       Taxation.......................................................................        48

         F.       Dividends and Paying Agents......................................Not Applicable        49

         G.       Statements by Experts............................................Not Applicable        49

         H.       Documents on Display...........................................................        49

         I.       Subsidiary Information...........................................Not Applicable        49

Item 11. Quantitative and Qualitative Disclosures About Market Risk..............................        49

Item 12. Description of Securities Other than Equity Securities....................Not Applicable        49



                                              PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.........................................        50

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds............        50

Item 15. ................................................................................Reserved        51

Item 16. ................................................................................Reserved        51

                                    PART III

Item 17. Financial Statements....................................................................        52

Item 18. Financial Statements....................................................................        52

Item 19. Exhibits................................................................................        52


SIGNATURES

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3 - KEY INFORMATION

         A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data for Quintalinux Limited, a British Virgin Islands corporation (the "Company") with respect to each of the years in periods ended March 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our audited financial statements. The following selected consolidated financial data should be read in conjunction with "Operating and Financial Review and Prospects" and the Consolidated/Combined Financial Statements and Notes included in Item 18 of this Annual Report.

         We have prepared our financial statements in accordance with U.S. generally accepted accounting principles ("US GAAP") consistently applied and publish such statements in Hong Kong dollars, which is the functional currency of our subsidiaries and the legal tender currency of Hong Kong. All references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars. All references to "U.S. Dollars," "Dollars" or "$" are to United States dollars. Conversion of amounts from Hong Kong dollars into United States dollars for the convenience of the reader has been made at the exchange rate of US$1.00 = HK$7.75.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (in thousands of dollars, except per share amounts)


QUINTALINUX LIMITED


                                                                                   YEARS ENDED MARCH 31,
                                                                                   ---------------------
                                                          1997            1998            1999             2000             2001
                                                      ----------      ----------       ----------       ----------       ----------
                                                          HK$             HK$             HK$              HK$               HK$
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Operating revenues ..............................             --         208,679          171,495          188,103          138,071
                                                      ----------      ----------       ----------       ----------       ----------
Operating income/(loss) before
  interest and income taxes ....................              --          13,979           19,025           24,321          (43,143)
                                                      ----------      ----------       ----------       ----------       ----------
Net interest expense ...........................              --          (1,185)            (798)          (1,388)          (2,418)
                                                      ----------      ----------       ----------       ----------       ----------
Income/(loss) before income taxes ..............              --          12,794           18,227           22,933          (45,561)
                                                      ----------      ----------       ----------       ----------       ----------
Income taxes ...................................              --              --           (1,200)            (893)              --
                                                      ----------      ----------       ----------       ----------       ----------
Net income/(loss) ..............................              --          12,794           17,027           22,040          (45,561)
                                                      ----------      ----------       ----------       ----------       ----------
Dividends per share ............................              --              --               --               --               --
                                                      ----------      ----------       ----------       ----------       ----------
Net income/(loss) per share ....................              --            2.65             3.52             3.68            (5.32)
                                                      ----------      ----------       ----------       ----------       ----------
Weighted average number of
  Shares outstanding ...........................          10,000       4,825,000        4,831,932        5,985,808        8,562,950

                                                                        AS OF MARCH 31,
                                                                        ---------------
                                               1997    1998            1999           2000            2001
                                               ----    ----            ----           ----            ----
                                                HK$     HK$             HK$            HK$             HK$

CONSOLIDATED BALANCE SHEET DATA:

Working capital ...............                 1      6,367          20,248           9,625            6,757

Total assets ..................                 1     77,368          78,362         188,123          226,225

Long-term obligations .........                --         21              38           6,084            1,284

Total stockholders' equity ....                 1      7,206          24,234          63,185           77,102


---------------


         UNITED STATES DOLLARS/HONG KONG DOLLARS

         As of August 15, 2001, the rate of exchange for the Hong Kong Dollar was HK$7.997 per one United States Dollar. As used here, the rate of exchange means the noon buying rate in

New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rate is therefore the number of Hong Kong Dollars required under that formula to buy one United States Dollar.

         The following table sets forth high and low rates of exchange for the Hong Kong Dollar for each month during the previous six months:

          ======================================================================
                             MONTH                          HIGH          LOW
          July 2001                                        7.8003       7.7996
          June 2001                                        7.8000       7.7990
          May 2001                                         7.8003       7.7991
          April 2001                                       7.8000       7.7983
          March 2001                                       7.8003       7.7994
          February 2001                                    7.8000       7.7990
          =====================================================================

         The average rate of exchange for the Hong Kong Dollar for each of the years ended March 31, 1997, 1998, 1999, 2000 and 2001, as calculated using the average of the exchange rates on the last day of each month during the period, is as follows:

          =========================================================
                              YEAR                        AVERAGE
          Fiscal Year ended March 31, 2001                 7.7977
          Fiscal Year ended March 31, 2000                 7.7686
          Fiscal Year ended March 31, 1999                 7.7479
          Fiscal Year ended March 31, 1998                 7.7431
          Fiscal Year ended March 31, 1997                 7.7379
          =========================================================

         The Hong Kong Dollar is freely convertible into other currencies (including the United States Dollar). Since October 17, 1983, the Hong Kong Dollar has been linked to the United States Dollar at the official rate of HK$7.80 to US$1.00. The central element in the arrangements which gives effect to the link is that, by agreement between the Hong Kong Government and the three Hong Kong banknote issuing banks, The Hong Kong and Shanghai Banking Corporation Limited, Bank of China and Standard Chartered Bank, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in United States Dollars, at the fixed exchange rate of US$1.00 = HK$7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent United States Dollars at the fixed rate.

         The market exchange rate of the Hong Kong Dollar against the United States Dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, as a result of the mechanism for linking the exchange rate described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00, even though the link came under speculative attack in 1998. The Hong Kong Government has stated its intention to maintain the link at that rate. The Hong Kong Government has stated that it has no intention of imposing exchange controls in Hong Kong and the Hong Kong Dollar will remain freely convertible into other currencies, including the United States Dollar. Exchange rates between the Hong Kong Dollar and other currencies are influenced by the linked rate between the United States Dollar and the Hong Kong Dollar.

         Effective July 1, 1997, Hong Kong became a Special Administrative Region ("SAR") of the People's Republic of China (the "PRC"). The Basic Law of the Hong Kong SAR (the "Basic Law"), enacted on April 4, 1990 by the National People's Congress of the PRC as the basic law to govern the Hong Kong SAR commencing July 1, 1997, provides that the Hong Kong Dollar will remain the legal tender in the Hong Kong SAR after July 1, 1997. The Basic Law also provides that no exchange control policies shall be applied in the Hong Kong SAR and that the Hong Kong Dollar shall be freely convertible.

         B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         D.       RISK FACTORS

         RISKS RELATED TO OUR HIGH-TECHNOLOGY PRODUCTS AND CONSTRUCTION RELATED BUSINESS

         Competition from numerous competitors may limit our ability to generate revenue or income. The high-technology construction-related services industry in Hong Kong is highly competitive and served by numerous small, owner-operated private companies and several public companies. In addition, there are relatively few, if any, barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to us. Competition in the industry depends on a number of factors, including price. Some of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services and products at lower prices than us. Furthermore, some of our competitors are larger and have greater resources than us. There can be no assurance that our competitors do not currently possess or will not develop the expertise, experience, and resources to provide the products and services that are equal or superior in both price and quality to our products and services, or that we will be able to maintain or enhance our competitive position.

         Fixed price contracts may result in reduced profitability on projects. We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for such fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may result in actual revenue and gross profits for a project differing from those we originally estimated and could result in reduced profitability and losses on projects. Depending upon the size of a particular project, variations from estimated contract costs can have a significant negative impact on our operating results for any fiscal quarter or year.

         We could be held responsible for the inability of our sub-contractors to perform properly. In relation to total project costs, we sub-contract a substantial portion of work to third-party sub-contractors. Our use of sub-contractors exposes us to certain risks associated with non-performance, not completing a project according to budget and additional costs that our sub-contractors might bear.

         If we commence variation orders before agreeing to fees, we may have disagreements with clients and may not be able to collect these fees. Similar to other specialist construction contractors in the industry, we have experienced variation orders from time to time, both in terms of quantities and design specifications. Construction work relating to a variation order may commence before the price is fully agreed to by a client. These variation orders may result in disagreements with clients in the final accounts, which could have an adverse effect on our finances.

         Revisions to environmental regulations could result in additional expenditures for our fit-outs and renovations business. The fit-outs and renovation business in Hong Kong are subject to the relevant laws, regulations and guidelines which apply to the operation of all construction projects in Hong Kong. In China, it is subject to both Chinese national and local environmental protection regulations. These laws, regulations and guidelines may be revised from time to time to reflect the latest environmental needs. Revisions may result in additional expenditure by our subsidiary in order to comply with any revised requirements.

         RISK FACTORS RELATED TO OUR INFORMATION TECHNOLOGY BUSINESS

         Our limited operating history in the new and developing market for software products makes it difficult to evaluate our business. One of our operating subsidiaries, Linux System Solution Limited, commenced business in April 1999. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. Our limited operating history makes it difficult to forecast our future operating results.

         Our business will be affected if Linux products are not accepted by the market. Although we plan to expand our business in other software applications, we currently focus on the sale of Linux software and the provision of Linux related services and support. The Linux operating system has only recently gained market acceptance. Even if Linux is widely accepted, the Linux operating system is an open source software product, which users are licensed to freely copy, use, modify and distribute. Accordingly, anyone may download the Linux operating system and numerous related software applications from the Internet, or otherwise copy it, without cost, and run it on an existing Linux compatible product. Our success depends on customers purchasing new systems which integrate and are optimized to run the Linux operating system.

         Changes in technology may adversely affect our financial results. The markets for our products change rapidly because of technological innovation, changes in customer requirements, declining prices, and evolving industry standards, among other factors. As a result, our success depends on our ability to timely innovate and integrate new technologies into our current products and service offerings. We cannot guarantee that we will successfully integrate new technologies into our services or develop new services in a timely manner.

         Advances in technology also require us to commit substantial resources to acquiring and applying new technologies for use in our operations. We have to continually commit resources to train our personnel to use these new technologies and maintain the compatibility of existing software systems with these new technologies. We cannot be sure that we will be able to continue to commit the resources necessary to refresh our technology infrastructure at the rate demanded by our markets.

         RISKS RELATED TO OVERALL OPERATIONS

         If qualified employees are not available to us, our operations and growth strategy will be adversely affected. Our ability to provide high-quality services on a timely basis requires that we employ an adequate number of skilled engineers, scientists, design and technology professionals and project managers. Accordingly, our ability to increase our operating efficiency and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We, like many of our competitors, may experience shortages of qualified personnel. We may not be able to maintain an adequate level of skilled labor necessary to operate efficiently and to support our growth strategy and our labor expenses may increase as a result of a shortage in the supply of skilled personnel.

         We depend upon certain key personnel to manage our company. Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our Chairman, Chu Tat ("Mr. Chu"), and our Vice Chairman, Perick Li ("Mr. Li"). Although we have entered into employment agreements with Messrs. Chu and Li, the loss of their services would have a material adverse effect on our ability to achieve our business objectives. We have obtained key-person life insurance in the total amount of US$2,000,000 on their lives, with the proceeds payable to us.

         We are controlled by two of our existing shareholders, whose interests may differ from other shareholders. Our two largest shareholders, Mr. Chu and Mr. Li, currently beneficially own approximately 53.03% of our outstanding shares (as calculated on a fully-diluted basis). Accordingly, they have controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

         Related party transactions may conflict with the interests of our minority shareholders. In November 1999, the Company entered into share exchange agreements with the stockholders of the "Tat Group," defined in "Item 4A-History and Development of the Company," below, which is controlled by Mr. Chu, one of our directors and the "Li Group," defined in "Item 4A -

History and Development of the Company," below, which is controlled by Mr. Li, one of our directors. In fiscal 2000, we entered into certain related party transactions with the Tat Group and the Li Group, including the satisfaction of debt owed by the Company to the Tat Group and of debt owed by the Li Group to the Company as set forth in "Item 4A - History and Development of the Company" and again in Item "7B - Related Party Transactions." In addition, the Company currently has engaged in several related party transactions with Mr. Chu and Li, including a currently outstanding debt of HK$14,718,000 (US$1,899,000) owed to Mr. Chu as of March 31, 2001. As Mr. Chu and Mr. Li together own a majority of the Company, potential conflicts of interest may arise in relation to the interests of our minority shareholders. These potential conflicts will usually be resolved in the exercise of our independent directors as is consistent with their fiduciary duty.

         Our holding company structure creates restrictions on the payment of dividends. We have no direct business operations, other than ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. Dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Hong Kong Dollars, fluctuations in the exchange rate for the conversion of Hong Kong Dollars into U.S. Dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. Dollars.

         It may be difficult to serve us with legal process or enforce judgments against us or our management. We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in Hong Kong. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of the British Virgin Islands or Hong Kong would enforce:

         - judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or
         - in original actions brought in the British Virgin Islands or Hong Kong, liabilities against us or non-residents based upon the securities laws of the United States or any state.

         Non-registration of the Warrants and the underlying Common Stock in certain jurisdictions may make them worthless. The Warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants, and such shares are registered, qualified or deemed to be exempt under the securities laws of the states of residence of the exercising holders of the Warrants. As of the date of this annual report, Management of the Company believed that it was not prudent to maintain an effective registration statement given current market conditions. Should Management of the Company ultimately decide against maintaining a current registration statement because the costs render it uneconomical, or because the value of the shares of Common Stock underlying the Warrants is less than the exercise price, or any number of other reasons, the warrant holders will be unable to exercise the Warrants and the Warrants may become valueless.

         Although the Warrants have not been knowingly sold to purchasers in jurisdictions in which the securities are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after-market or may move to jurisdictions in which the shares underlying the Warrants are not registered or qualified during the period that the Warrants are exercisable. In such event, we would be unable to issue shares of Common Stock to those persons desiring to exercise their Warrants, whether in response to a redemption notice or otherwise, unless and until the shares could be qualified for sale in the jurisdictions in which such purchasers reside, or exemptions exist in such jurisdictions from such qualification. Warrant holders would have no choice but to attempt to sell the Warrants or allow them to expire unexercised.

         Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer. We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, we are exempt from certain provisions applicable to United States public companies, including:

         - the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;
         - the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
         - the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

Because of these exemptions, investors are not provided the same information generally available to investors in public companies organized in the United States.

         RISKS RELATED TO HONG KONG AND CHINA

         Any downturn in the construction industry in Hong Kong and China would adversely affect our business. A large portion of our business involves interior fitting-out works in newly constructed and renovated properties for commercial and industrial customers. The level of fitting out services is affected by fluctuations in the level of new construction of properties for commercial and industrial customers. The extent to which we are able to maintain or increase revenues from the fitting out services will depend on the level of new construction projects in Hong Kong and China and the volume of projects successfully tendered.

         Our sales and marketing operations are performed principally at our executive offices which are located in Hong Kong. As a result, our results of operations and financial condition may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China, and Hong Kong became a SAR. As provided in the Sino-British Joint

Declaration on the Question of Hong Kong, the "Joint Declaration," and the Basic Law, the Hong Kong SAR is to have a high degree of autonomy except in foreign and defense affairs. Under the Basic Law, the Hong Kong SAR is to have its own legislature, legal and judicial system and full economic autonomy for 50 years. Changes in the political and/or economic conditions due to the transfer of sovereignty over Hong Kong may have an adverse impact on our financial and operating environment.

         Many of our fitting out and installation projects have been located in the PRC. Our results of operations and financial condition may therefore be influenced by the economic, political, legal and social conditions in the PRC. Since 1978, the PRC government has been reforming, and is expected to continue to reform, its economic and political systems. Such reforms have resulted in significant social progress. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refinement and readjustment process may not have a positive effect on our operations in the PRC. At times, we may be adversely affected by changes in policies of the PRC's government such as changes in laws and regulations or their interpretation, the introduction of additional measures to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion and remittances abroad.

         China's legal system has uncertainties that could harm our interests in China. The legislative trend in China over the past decade has been to enhance the protection afforded to foreign investment and allow for more active control by foreign parties of foreign invested enterprises. There can be no assurance, however, that legislation directed towards promoting foreign investment will continue. More restrictive rules on foreign investment could adversely affect our ability to transfer our interest in joint ventures in China or to repatriate any profits.

         Enforcement of regulations in China may be inconsistent. Although the Chinese government has introduced new laws and regulations to modernize its securities and tax systems on January 1, 1994, China does not yet possess a comprehensive body of business law. Under the Chinese legal system, as in civil law jurisdictions, court decisions are based on statutory law. Prior court decisions do not have binding precedential effect in the Chinese system, as they do in common law systems. As a result, the enforcement, interpretation and implementation of regulations may prove to be inconsistent and it may be difficult to enforce contracts.

         We may experience lengthy delays in resolution of legal disputes. As China has not developed a dispute resolution mechanism similar to the Western court system, dispute resolution over Chinese projects and joint ventures can be difficult and there is no assurance that any dispute involving our business in China can be resolved expeditiously and satisfactorily.

         Fluctuations of currency exchange rates between the Hong Kong Dollar and the Renminbi and between the Hong Kong Dollar and United States Dollar could adversely affect our business. The Chinese government controls its foreign currency reserves through restrictions on imports and conversion of Renminbi into foreign currency. Although the Renminbi to United States Dollar exchange rate has been stable since January 1, 1994 and the Chinese government has stated its intention to maintain the stability of the value of Renminbi, there can be no assurance that exchange rates will remain stable. The Renminbi could devalue against the United States Dollar or the Hong Kong Dollar. Exchange rate fluctuations may adversely affect our revenue arising from contracts performed in China and denominated in Renminbi and the value of our investment in joint ventures in China.

         We are also subject to a variety of risks associated with changes among the relative values of the United States Dollar and the Hong Kong Dollar. We do not currently hedge our foreign exchange positions. Any material increase in the value of the Hong Kong Dollar relative to the United States Dollar would increase our expenses and therefore would have an adverse effect on our company. Since 1983, the Hong Kong government has maintained a policy of linking the United States Dollar and the Hong Kong Dollar at an exchange rate of approximately HK$7.80 to $1.00. There can be no assurance that this link will be continued, although we are not aware of any intention of the governments of Hong Kong or China to abandon the link.

ITEM 4 - INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         We were incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on January 8, 1997 as a limited liability company under the name Quinta Development Limited. On February 3, 2000, pursuant to a resolution of our board of directors, we changed our name to Quintalinux Limited. The name change was approved by the Registrar of Companies of the British Virgin Islands on February 17, 2000.


         We maintain a registered office at the Offices of Ansbacher (BVI) Limited, International Trust Building, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Suites 1404-06, Devon House 979 King's Road, Taikoo Place, Island East, Hong Kong, the People's Republic of China.

         On July 3, 1998, we split our outstanding 100 shares of Common Stock on a 100 for one basis and reduced the par value from US$1 to US$0.01. On July 22, 1998, we issued an additional 10,000 shares to our current shareholders at US$0.01 per share in the same proportion as their existing shareholdings.

         On November 5, 1999, we entered into a share exchange agreement with Mr. Chu, who was the sole shareholder of each of Interact Contracting Company Limited, Interact (China) Design and Contracting Company Limited, and Uni-Zone Holdings Limited (collectively, the "Tat Group"). On November 19, 1999, we issued to Mr. Chu a total of 4,815,000 of our shares as follows: 1,991,000 shares to Asian Progress Holdings Limited and 2,824,000 shares to Muehl Products & Service Asia Limited, in exchange for all of the outstanding common stock of each of the companies comprising the Tat Group. Asian Progress Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Chu.

         On November 5, 1999, we entered into a share exchange agreement with Mr. Li, who was the sole shareholder of each of (a) Pado (Holdings) Limited, which owns all of the outstanding shares of its two subsidiaries, Pado Contracting Company Limited and Good Prominent Engineering Company Limited (b) Good Prominent Technology Company Limited and (c) Good Prominent Trading Limited (collectively, the "Li Group"). On November 19, 1999, we issued to Mr. Li a total of 2,985,000 of our shares as follows: 1,931,000 shares to Oceanic Land Holdings Limited and 1,054,000 shares to Muehl Products & Service Asia Limited, in exchange for all of the outstanding common stock of each of the companies comprising the Li Group. Oceanic Land Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Li. Muehl Products & Service Asia Limited is a limited liability company incorporated in the British Virgin Islands whose issued and outstanding shares are owned 73% by Mr. Chu and 27% by Mr. Li.

         On November 11, 1999, we entered into share exchange agreements with three of the shareholders of Linux System Solution Limited, which include two of our directors, Mr. Li and Mr. Kin Chan. On November 24, 1999, we issued to each of Mr. Chan, Oceanic Land Holdings Limited on behalf of Mr. Li, and Liu Chuk Wang, Ray 60,000 shares of our Common Stock, totaling 180,000 shares, in exchange for their combined 72.5% equity interest in Linux System Solution Limited.

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

         On September 1, 2000, we entered into a conditional purchase agreement with Mr. Shikiba, one of our directors and majority shareholder of Workplace Company Limited ("Workplace"), whereby, in exchange for HK$5,000,000 (US$645,000), we will purchase a 30% equity interest in Workplace within eighteen months from the date of the agreement; provided that if we do not receive the 30% Workplace interest within the eighteen month period, the purchase will not close and Mr. Shikiba will return the entire HK$5,000,000 consideration plus interest pursuant to the agreement.

         On October 2, 2000, we signed a memorandum of understanding regarding the Company's acquisition of Uni-Zone Advanced Technology Company Limited ("UATC"). On March 27, 2001, we entered into a conditional purchase agreement with Mr. Chu, one of our directors and majority shareholder of UATC, to acquire approximately a 7.9% equity interest in UATC exchange for HK$25,000,000 (US$3,226,000). The aggregate value of UATC, as determined by an independent valuation report, was determined to be approximately

HK$350,000,000. The HK$25,000,000 consideration given in exchange for the 7.9% equity interest therefore represents a 10 percent discount from fair market value.

         On June 12, 2001, we entered into a formal share exchange agreement with three shareholders of Sonik Interior Contracting Company Limited ("Sonik"), whereby we acquired 100% of the issued share capital of Sonik in exchange for HK$6,000,000 (US$774,000).

         Other than that disclosed above, we currently have no principal capital expenditures or divestitures currently in progress. We are not aware of any public takeover offers by third parties in respect to our shares or shares related to us during the last or current financial year.

         B.       BUSINESS OVERVIEW

         1.       OUR OPERATIONS AND PRINCIPAL ACTIVITIES

         We provide technological services designed to address broad technological needs in Hong Kong and China. Currently, our focus is in four principal businesses:

         - Intelligent Building Solution Provider. We provide innovative, high technology solutions for "intelligent buildings" by integrating various building systems, which includes automated control systems, fire system, safety, security and energy/lighting management through the use of the telecommunication infrastructure.

         - Interior Fitting Out. We believe that we are one of the leading construction and contracting service companies in Hong Kong specialized in interior fitting out works and other related contracting businesses, including (a) interior design,
                  (b) renovation and decoration, (c) electrical engineering, (d) fire control systems, (e) carpentry; and (f) installation of information and telecommunication network and structured cabling for commercial and residential properties.

         - Commercial Construction Products and Services. We offer a wide variety of commercial construction products and services in connection with electrical network, air-conditioning, flooring, lighting and information display systems.

         - Information Technology Services. We offer comprehensive professional consulting and support services, systems integration and application development for Linux operating systems. We also provide groupware technology and solutions for office and home users.

         (A) INTELLIGENT BUILDING SOLUTIONS SERVICES, TECHNOLOGICAL PRODUCTS MARKETING AND ENGINEERING, AND CONSTRUCTION AND CONTRACTING SERVICES BUSINESSES

         Industry Overview

         Despite the slow down of economic development in Hong Kong and China, we anticipate continuous growth for the intelligent building and construction-related services market. We believe the future growth in this industry is positively affected by the following trends:

         - Intelligent Buildings in Hong Kong and China. Recent technological innovations and access to information has led to an enormous demand for, and active use of, information, including requirements for new types of properties known as intelligent buildings. Such buildings are equipped with appropriate technical foundations required for a modern office. The intelligent building market in Asia is still in its early growth stage; participants in the industry therefore tend to be either building contractors, systems/equipment suppliers, or information technology/network providers. Only a handful of companies, however, are capable of providing all three levels of expertise and outfitting. Our vertically integrated structure provides expertise and outfitting at all levels; we are therefore in a position to deliver and support total intelligent building solutions.

         - Hong Kong--Large Projects to be Developed. The government of the Hong Kong SAR has confirmed the development and construction of the "Cyber Port" project in Hong Kong. This project would include the development of 26 hectares of land into residential, manufacturing, office and research facilities. It is anticipated that about 5.78 million square feet of floor area will be built. In addition, the development of the 126-hectare Disneyland in Hong Kong will also create a large demand for contracting and engineering works for both the theme park itself and its supporting infrastructure and facilities. Moreover, along the route corridor of the West Railway, which is now under construction, over 40,000 new flats of residential, retail, office and hotel facilities will be built. These projects would create valuable opportunities for construction and contracting companies in Hong Kong.

         - China-Large Projects to be Developed. China's accession into the World Trade Organization (the "WTO") and the 2008 Olympics in Beijing are two major catalysts for large project development in China. The deputy mayor of the Beijing Municipal Government indicated that within the next five years, an estimated US$21.7 billion will be spent in developing and modernizing Beijing as the capital of China. Such modernization projects will include improvements to telecommunication systems, transportation, environmental protection, roads, bridges and railways. According to market estimates, China's entry into the WTO will increase import and export trade to US$600 billion from US$320 billion in 1998. Direct foreign investment would grow from US$45 billion to US$100 billion. China's gross domestic product growth is expected to increase by 2.94% first year after WTO entry. To accommodate this anticipated upsurge in business activities and huge influx of foreign capital, a large number of projects are expected to be built. For example, according to the Beijing Bureau of Tourism, Beijing currently has 392 star-graded hotels, which provide approximately 80,000 hotel rooms. To cope with demand from tourists attending the 2008 Olympic Games, the number of star-graded hotels is expected to increase to 800, offering as many as 180,000 hotel rooms. These development projects offer tremendous growth potential for intelligent building solution providers such as Quintalinux.

         - Hong Kong and China--Demand for Quality Buildings. Due to various market and economic factors, the property market in Hong Kong and China has slumped since the mid 1990's. There is intense competition for property tenants and buyers. In order to strengthen competitive advantage, many real estate developers improve the quality of their buildings by adding various high-technology features such as computerized control systems, flexible floor configuration, interior and exterior lighting system and information and telecommunication networks. In addition, older buildings need to be upgraded to keep existing tenants. These factors create good market opportunities for high-technology construction businesses such as ours.

         - Concern for Quality of Environment. In the "Second Review of the 1989 White Paper on Pollution" issued in November 1993, the Hong Kong government recognized the existence of potential health risks and problems associated with indoor air pollution. The Hong Kong Environmental Protection Department subsequently launched an indoor air quality program in Hong Kong aimed at categorizing building indoor air quality into three levels using a self-regulatory approach. In addition, more stringent regulations in monitoring indoor air quality in commercial buildings may be possible after the review is completed in 2003. Maintaining good air quality in buildings is an obvious benefit to a company since it can improve the productivity of employees and enhance a company's reputation for maintaining a healthy working environment. UATC, a company that we are in the process of acquiring, is currently working together with the Hong Kong University of Science and Technology to develop advanced ventilation systems, such as displacement type ventilation systems and the integration of demand control algorithms, in order to improve indoor air quality as well as to save energy and operation costs over the long-term. We believe that our acquisition of UATC will create a good business opportunity that complements our extensive experience in supplying and installing under-floor air conditioning systems to improve air quality.

         - Growing Market for Information Display Systems. There are a number of market factors contributing to the market growth of light emitting diode ("LED") displays. These factors include increasing popularity of LED displays as a result of advances in information technology and the increased availability of information and visual content in electronic format which are used for both advertising and informational purposes. For example, public transportation systems, including bus and subway systems, have increasingly used on-board LED signs to provide news, advertising or route information for passengers.

         Strategy

         We intend to continue to maintain our position as one of the leading providers of intelligent building solutions and high-quality construction services in Hong Kong and China. Principal elements of our strategy are:

         - Intelligent Building Solutions. By combining our experience in interior design and construction with our expertise in information technology and state-of-the-art systems and products, we have become a leader in the intelligent building industry. We provide services such as feasibility studies, design specifications, infrastructure planning, facility planning, systems integration, system selection, budgeting, cost management, project management and quality control. In short, we provide complete "end-to-end" solutions that meet clients' needs for intelligent buildings.

         - Comprehensive Product Offering. Unlike traditional contracting companies, we offer a wide range of construction related services, including interior design, fitting out, electrical engineering and installation, fire control systems, cabling, and maintenance work.


                  We plan to continue to expand our services through both internal development and possible future acquisitions of complimentary businesses, products and technologies. Our comprehensive service offerings enable us to meet a broad range of customer needs and to provide an integrated source of contracting services for architects and project managers as they seek to consolidate their contractor relationships into a smaller select group.


         - Close Working Relationship With Customers. Since our establishment, we have focused on satisfying the needs of real estate developers and architects and have developed long-term relationships with many of our customers. We work with our customers at the initial design stage to identify and respond to their needs. These close working relationships allow us to understand and address the cost and performance expectations of our customers. We plan to enhance our relationships with our major customers and develop similar relationships with new customers mainly through referral by our current customers.

         - Active Participation in Government Projects. We have been actively providing contracting services for small-scale government projects since our establishment. In view of the vast potential demand for contracting works sponsored by the Hong Kong government including the Cyberport, Disneyland and the West Railway, we plan to participate more aggressively in the government sector. We believe that our ability, expertise and experience resulting from our involvement in information technology will enhance our success rate in bidding for these and other projects.

         - Technological Products Marketing and Engineering. We are specialized in a wide variety of state of the art high-technology construction products and services in connection with electrical, air-conditioning, flooring, lighting and information display systems. Our major products and services include:

                  1. Raised floor system and under-floor air-conditioning systems. We specialize in intelligent office design and installation turnkey projects. Our subsidiary, Uni-Zone Holdings Limited, is involved in this sector. We provide raised floor systems, under-floor air conditioning, clean room systems, uninterruptible power systems, under-floor cable management systems and computer related peripherals.

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

                  We believe that these systems can offer the following benefits:

                           -        flexible, adaptable and re-usable

                           -        maximize the capacity of the building

                           -        low costs for maintaining and re-configuring

                           -        easy relocation in a matter of minutes

                           -        minimize total long term running costs

                           -        reduce energy costs

                           -        reduce construction time and material cost

                           -        healthy working environment with cleaner air

                           -        computerized temperature control

                           -        computerized smart control system

                           -        environmental protection

                           -        freedom to move, design and integrate
                                    services

         2. Architectural Lighting Systems. Our subsidiary, Good Prominent Engineering Company Limited, is involved in architectural lighting. We design, install and maintain various architectural lighting systems that are commonly used for highlighting architectural details, lighting advertising signage and outdoor decorative purposes. We provide cold cathode and fibre-optics lighting systems, which are innovative high-technology products for both interior and exterior building decoration. These products are widely used in shopping malls and hotels.

                  At present, we are offering three main categories of architectural lighting products: fibre optic lighting, light pipe systems and cold cathode neon lighting systems. We have developed our proprietary fibre optic lighting system known as "Brite Lite." Our cold cathode neon lighting systems are used mainly to highlight architectural details or outdoor signs. In addition, we have developed our own brand name of cold cathode lighting systems known as "Elite." We believe that we are the market leader in this field, controlling 60% of the fibre-optics market and 30% of the cold cathode lighting market in Hong Kong.

         3. Display Systems. Our subsidiary, Good Prominent Technology Company Limited, is involved in display systems, which focuses mainly on the design and installation of various LED displays, liquid crystal displays and multimedia information systems for government, commercial and industrial applications.

                  We are a distributor of the "Litedot" display systems from Lite Vision. Lite Vision integrates modular technology with advanced digital systems. The products are controlled by regular computer terminals with video and graphic software which opens up a vast spectrum of display possibilities.

         4. Construction and Contracting Services. We also specialize in the interior fitting out works and other related contracting businesses, including: (i) interior design, (ii) renovation and decoration, (iii) electrical engineering, (iv) fire control systems, (v) carpentry, and (vi) installation of information systems and telecommunication networks and cabling within commercial buildings.

                  We are mainly engaged in the interior design and contracting business with a special focus on offices, shopping malls, department stores, hotels, banks and universities. The majority of our clients are blue-chip and multi-national companies.

                  Four of our subsidiaries, Interact Contracting Company Limited, Interact (China) Design and Contracting Company Limited, Pado Contracting Company Limited and Sonik, specialize in providing a series of constructing and contracting services. Interact Contracting Company Limited has been awarded ISO 9002 qualification in 1997 for our quality assurance systems, reflecting our reputation as a quality contracting service provider.

         Customers


         We have developed a diversified customer base for our high-technology products and construction related businesses:

         - Technological products--Our customers include general contractors, real estate developers, architects, government entities and public transportation companies.

         - Intelligent building and construction and contracting services--Our customers include general contractors, real estate developers, property managers, and owners and operators of commercial and industrial properties in both Hong Kong and China.

         Competition

         - Technological Products. The technological products industry in Hong Kong and China is highly fragmented and competitive. There are relatively few, if any, barriers to entry into these markets in which we operate. As a result, any organization that has adequate financial resources and access to the technological products and expertise may become a competitor to us. Most of our competitors are small, private-owned companies. We believe the major competitive factors in the technological products sector include (i) expertise in design and integration of the technological products, (ii) cost structure, (iii) relationship with customers, (iv) access to technology, and (v) experience in specific markets.


                  We own proprietary rights for some of the products that we are currently distributing, and intend to continue to develop our proprietary products. We believe we have certain competitive advantages over our competitors.


         - Intelligent building and construction and Contracting Services. The market in which we operate is highly competitive, requiring substantial resources as well as skilled and experienced personnel. We compete with other independent contractors in most of the markets in which we operate, some of which are large domestic companies that have greater financial, technical and marketing resources. In addition, there are few barriers to entry into the industry in which we operate. A significant portion of our revenues is currently derived from contracts granted on a private bidding or public tender basis. Price is often an important factor in the award of such contracts. Accordingly, our competitors could underbid us in an effort to procure such business. On the other hand, bidding for large scale projects may require a large amount of working capital since most of these projects have progressive payment terms and pay no or a small amount of deposit upfront. These projects always have higher profit margins but will involve more cashflow for procuring material and paying our subcontractors.


         (B)      SOFTWARE SUPPORT AND SYSTEM INTEGRATION SERVICES

         We are developing and expanding our operations in the information technology, software support and system integration business. Currently, our core services cover technical support and systems integration for Linux operating systems and application development for Linux products. In addition, we provide groupware technology and solutions for office and home users that were originally developed by Neo Japan Inc. of Yokohama, Japan. We have launched iOffice 2000, a web based groupware to which we have distribution rights for the English version in the Greater China region and Asia and Oceana market (except Japan). We are also participating in the development of the Chinese (both traditional and simplified) version of iOffice 2000 and will hold rights to its worldwide distribution.

         Strategy

         Our objective is to become a leading Linux total solution provider and system integrator and groupware technology and solution provider in Hong Kong, China and other ASEAN countries. We intend to continue to deliver the best business solutions on Linux to warrant the adoption of Linux for our corporate and enterprise customers. We also intend to develop and design custom applications of Linux for use in our other core businesses. Our infrastructure and technical expertise will enable us to:

         (i) Expand Our Strategic Alliances. We are actively seeking new strategic alliances with other major Linux companies to improve our access to new customers and geographic markets.

         (ii) Expand Our Core Competence Relating to Linux Technologies and Applications. We are expanding our professional teams to enhance our ability and better serve our clients by offering them the most cost-effective internet, intranet and e-commerce solutions based on Linux.


         (iii) Expand Our Domestic and International Markets. We intend to continue to focus on expanding our sales effort by establishing resource and support service centers in Hong Kong, China and other ASEAN countries.


         (iv) Develop and Design Custom Applications for Our Other Core Businesses. We intend to develop Linux applications for our use by our subsidiaries in the development of their businesses, such as:

                  -        construction technology

                           -        design and installation of intelligent
                                    buildings
                           -        office and residential automation
                           -        telecommunication infrastructure

                  - architectural lighting, electrical and electronics system integration

                           -        process control
                           -        process monitoring and automation
                           -        animation

                  -        visual and information display systems

                           -        process control
                           -        animation
                           -        database technology

                  - raised floor systems and under-floor air-conditioning systems

                           -        process control
                           -        environment monitoring
                           -        process monitoring and automation
                           -        control and distributed systems

         Products and Services

         We specialize in offering groupware, Linux products and related services, which can be broadly categorized into three main areas:


         (i)      Trading and re-selling iOffice and iHome software;

         (ii) Trading and re-selling Linux based products such as TurboLinux and providing the necessary services to fully support and maintain these products; and

         (iii) Linux application solutions and the related services, including:

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

Sales and distribution of groupware and software        Enterprises and individual users

Publication of Linux material                           Individual users


         We market our products and services through direct sales personnel and retail distributors. We operate a head office in Hong Kong and we intend to expand our activities into China and other ASEAN countries.

         We actively participate in large-scale marketing programs, such as exhibitions and conferences. We also maintain marketing programs to support the sales and distribution of our products and services to communicate corporate direction. Our marketing programs include public relations campaigns, seminars, industry conferences and trade shows.

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

         An integral part of our strategy to develop a leading position in Hong Kong, China and other ASEAN countries is to (i) build up our brand name by investing in marketing and promotional efforts, and (ii) build up and expand our asset base of talented scientists and engineers.


         2.       PRINCIPAL MARKETS

         Our revenues over the last three years can be classified, by category of activity and geographic location, as follows:

                                                 BUSINESS SEGMENTS
                                                    1999             2000            2001
       REVENUE                                       HK$              HK$             HK$
                                                 (thousands)      (thousands)      (thousands)
                                                 -----------      -----------      -----------
        Design and contracting                       105,334          177,729          124,721
        High-technology products and
        systems                                       66,161           10,374           13,350
                                                   ---------        ---------        ---------
        Total                                        171,495          188,103          138,071
                                                   =========        =========        =========


                                                 GEOGRAPHIC LOCATION
       GEOGRAPHICAL SEGMENTS                         1999            2000             2001
       REVENUE                                        HK$             HK$              HK$
                                                 (thousands)      (thousands)      (thousands)
                                                 -----------      -----------      -----------
        Hong Kong                                     94,500          104,441          103,637
        China                                         76,995           83,662           34,434
                                                   ---------        ---------        ---------
        Total                                        171,495          188,103          138,071
                                                   =========        =========        =========

         3.       SEASONALITY OF OUR BUSINESS

         The nature of our business is not seasonal, and cash flows are characteristically spread throughout any particular year.

         4.       SOURCING

         Not applicable


         5.       MARKETING


         For both of our technological products and contracting services sectors, we have developed and maintained successful long-term relationships with our key customers by focusing on customer satisfaction and high quality service and by providing value-added services such as information technology services. Many of our customers or prospective customers have a qualification procedure for becoming an approved bidder or vendor based upon the satisfaction of particular performance and safety standards set by such customers. These customers often maintain a list of vendors or subcontractors meeting such standards and award contracts for individual jobs only to such vendors. We strive to maintain our status as a preferred or qualified vendor to such customers.

         Furthermore, our sales and marketing personnel maintain a careful watch on new developments, utilizing information from advertisements and attending relevant exhibitions and events, in order to introduce us to any new prospective customer. We also rely on both the written and verbal referrals of our satisfied customers to help generate new business.


         In addition, we market our products and services through direct sales personnel and retail distributors. We operate a head office in Hong Kong and we intend to expand our activities into China and other ASEAN countries.

         6.       PROPRIETARY RIGHTS

         We have exclusive distribution rights for (a) the English version of iOffice 2000 in the Greater China region and Asia and Oceana market (except Japan) and (b) the Chinese version of iOffice 2000 on a worldwide basis.

         7.       COMPETITIVE POSITION

         We provide a wide variety of commercial construction products and services along with technological solutions and systems integration required to build an intelligent building and to equip a modern office building. Participants in our industry tend to be either building contractors, systems and equipment suppliers or network providers. We believe we are one of the few companies in Hong Kong and China capable of providing expertise and integrated solutions for each of these three areas.

         8.       MATERIAL EFFECTS OF GOVERNMENT REGULATIONS ON OUR BUSINESS

         None.

         C.       ORGANIZATIONAL STRUCTURE

         The Company is a British Virgin Islands holding corporation. We hold a direct interest (unless otherwise indicated) in each of the following corporations, all of which are organized under the laws of Hong Kong:


CORPORATION                                                   PERCENTAGE HELD
-----------                                                   ---------------
Interact Contracting Company Limited                          100%
Interact (China) Design and Contracting Company Limited       100%
Pado (Holdings) Limited                                       100%
Pado Contracting Limited                                      100% (indirect holding)
Good Prominent Engineering Company Limited                    100% (indirect holding)
Uni-Zone Holdings Limited                                     100%
Good Prominent Technology Company Limited                     100%
Good Prominent Trading Limited                                100%
Jext Company Limited                                          100%
iB Consultants Limited                                        100%
Quintalinux Investment Holdings Limited                       100%
Quinta (China) Company Limited                                100% (indirect holding)
Interact (Asia) Contracting Company Limited                   100% (indirect and direct holding)
RDC Limited                                                   100%
Sonik Interior Contracting Company Limited                    100%
Linux System Solution Limited                                72.5%
Intelligent Wireless Application Systems Limited               70%
W&T System Technology Company Limited                          51% (indirect holding)

         D. PROPERTY, PLANTS AND EQUIPMENT. Our principal executive offices are located at Suites 1404-06, Devon House, 979 King's Road, Taikoo Place, Island East, Hong Kong, the People's Republic of China. We lease approximately 6,500 square feet of office space at this location. We also lease the following properties (i) 6,500 square feet of office space at Suite 2209, 22/F., Metro Centre II, 21 Lam Hing Street, Kowloon Bay, Hong Kong, the People's Republic of China, (ii) 3,000 square feet of office space at Room 1715-16 Asian House, 1 Hennessy Road, Wanchai, Hong Kong, the People's Republic of China, and
(iii) 1,500 square feet of office space at Unit 902, 9/F, Hanley House, 776-778 Nathan Road, Kowloon, Hong Kong, the People's Republic of China.

         We own two commercial units and one industrial units in Hong Kong, the People's Republic of China. The first commercial unit is a 2,423 square foot office facility, which is leased to a non-affiliated third party. The other commercial unit is a 2,711 square foot office facility, which is leased to one of our subsidiary companies. The industrial unit is a 2,575 square foot facility that is currently used as our warehouse. We also own a 1,962 square foot Class A residential property in Hong Kong which is occupied by the Chairman as director's quarters. Our banking facilities are collateralized by all of these properties.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with the consolidated financial statements/balance sheet of Quintalinux and its subsidiaries and the related notes and the other financial information included in Item 18 of this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results might differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risk Factors" and elsewhere in this annual report. Figures are expressed in Hong Kong Dollars and translated into United States Dollars at an exchange rate of HK$7.75 = US$1.

         A.       OPERATING RESULTS

         The following discussion is based on our audited consolidated statements of operations for the year ended March 31, 2001 as if we had acquired the Tat Group, Li Group and Linux System Solution Limited on April 1, 1999.


         Overview

         The Company derives most of its revenue from various professional construction contracting services, including interior design, alternations and additions, fit-outs, project design and management, and trading of high-technology building materials, as well as the installation and engineering of high-technology lighting systems and LED display board systems.

         Costs of revenue include labor, non-reimbursable subcontract costs, materials and various direct and indirect overhead costs. Direct labor employees work at our offices, and in some cases at the clients' job-site. The number of direct labor employees assigned to a contract will vary according to the size, complexity, duration and demands of the project. Depending on the nature of the projects, gross profit margins may vary significantly.

         Selling, general, and administrative expenses consist primarily of corporate costs related to finance and accounting, information technology, contract proposal, executive salaries, rent, utilities and other indirect overhead costs.

         The following table presents, for the periods indicated, selected items in the audited consolidated statements of operations as a percentage of total revenue.


                                                                     YEAR ENDED MARCH 31

                                                             1999            2000          2001
                                                             ----            ----          ----
Contract Revenue..........................................  100.00%        100.00%       100.00%
Contract Costs............................................   74.58%         74.24%        95.76%
Gross Profit..............................................   25.42%         25.76%         4.24%
Depreciation..............................................    0.38%          0.42%         2.48%
Selling, General and Administrative expenses..............   14.08%         12.85%        34.81%

Other operating income/(loss).............................   (0.03)%        (0.21)%       (0.35)%
Operating income/(loss)...................................   10.99%        12.71%        (32.70)%
Non-operating income/(loss), net..........................   (0.37%        (0.52)%        (0.29)%
Income/(loss) before tax..................................   10.63%        12.19%        (33.00)
Tax expenses..............................................     0.7%         0.47%          0.00%
Net income (loss) after tax...............................    9.93%         11.71%       (33.00)%

COMPARISON OF RESULTS BETWEEN FISCAL YEAR ENDED MARCH 31, 2001 AND MARCH 31,
2000

         Revenue. Revenues for fiscal 2001 decreased by HK$50,032,000 (US$6,455,000), from HK$188,103,000 (US$24,271,000) in fiscal 2000 to
HK$138,071,000 (US$17,816,000) in fiscal 2001, which represents a 26.6% decrease in revenue. The following table illustrates the geographical and sector breakdown of operating revenue:


                                               FOR YEARS ENDED MARCH 31,
                                               -------------------------
                                                1999     2000     2001
                                                ----     ----     ----
Hong Kong....................................  55.10%   55.52%   75.06%
China........................................  44.90%   44.48%   24.94%
Design and contracting business..............  61.42%   94.48%   90.33%
High-technology products and systems.........  38.58%    5.52%    9.67%


         Revenue from the design and contracting business in fiscal 2001 decreased by HK$53,008,000 (US$6,840,000), from HK$177,729,000 (US$22,933,000)
in fiscal 2000 to HK$124,721,000 (US$16,093,000) in fiscal 2001, which represents a 29.8% decrease in revenue. This revenue decrease was primarily due to the weakening property market in Hong Kong which adversely affected the traditional construction and contracting markets. The Company's acquisition of Sonik, however, has helped to increase operating and management efficiency in this sector, which has alleviated issues caused by the slumping Hong Kong property market.

         Revenue from the supply and installation of high-technology products and systems in fiscal 2001 increased by HK$2,976,000 (US$384,000), from HK$10,374,000 (US$1,339,000) in fiscal 2000 to HK$13,350,000 (US$1,723,000) in fiscal 2001, which represents a 28.7% increase in revenue. This increase was due to the growth of our high-technology systems and computer software business during the year.

         Gross Profit. Gross profits from operations decreased by HK$42,604,000 (US$5,498,000), which represents an 87.9% drop in gross profits in fiscal 2001 as compared to fiscal 2000. Gross profit margin, as a percentage of total revenue, decreased from 25.8% in fiscal 2000 to 4.24% in fiscal 2001. The decrease in gross profit was due to tightening profit margins, intense competition, and the weakening of the Hong Kong property market. Management has been offsetting this trend, however, by shifting more resources to the "intelligent building" market, a segment that carries higher margins than the traditional construction and contracting markets.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by HK$23,897,000 (US$3,083,000), from HK$24,171,000 (US$3,119,000) in fiscal 2000 to HK$48,068,000 (US$6,202,000) in fiscal 2001, which represents 98.9% increase in these expenses. The increase was primarily attributable to (i) the operating expenses associated with the establishment of our new corporate headquarters and (ii) expenses related to developing our intelligent building business. Our new headquarters is equipped with high-technology intelligent facilities that can serve as a showroom for our Company's products and services.

         Net Income/Loss. Net loss for fiscal 2001 was HK$45,561,000 (US$5,877,000), as compared to a profit of HK$22,040,000 (US$2,844,000) in fiscal 2000.

         During fiscal 2001, we incurred a HK$33,810,000 (US$4,362,000) net loss in our contracting business, as compared to a profit of HK$19,322,000 (US$2,493,000) in fiscal 2000. During fiscal 2001, we also incurred a HK$11,751,000 (US$1,516,000) net loss in our high-technology products and systems segment, as compared to a profit of HK$2,718,000 (US$351,000) in fiscal 2000. These losses were mainly due to a decrease in revenues from our contracting business and increased operating expenses in connection with developing our intelligent building business.

COMPARISON OF RESULTS BETWEEN FISCAL YEAR ENDED MARCH 31, 2000 AND 1999

         Revenue. Revenue in fiscal 2000 increased from HK$171,495,000 (US$22,128,000) in fiscal 1999 to HK$ 188,103,000 (US$24,271,000), which represents a 9.7% revenue increase.

         Revenue from our design and contracting business in fiscal 2000 increased by HK$72,395,000 (US$9,341,000), from HK$105,334,000 (US$13,591,000)
in fiscal 1999 to HK$177,729,000 (US$22,933,000) in fiscal 2000, which represents a 68.7% revenue increase.

The increase in revenues was mainly due to the US$16 million design and fitting out contract for the Maxdo Center in Shanghai, China.

         Revenue from our high-technology products and systems business decreased by HK$55,787,000 (US$7,198,000), from HK$66,161,000 (US$8,537,000) in fiscal 1999 to HK$10,374,000 (US$1,339,000), an 84.3% decrease in revenue. This substantial decrease was mainly attributable to the completion during fiscal 1999 of the HK$80 million contract for the raised floor and under-floor air-conditioning system for the "Center," one of the tallest buildings in Hong Kong.

         Gross Profit. Gross profit from operations increased by HK$4,874,000 (US$629,000) or 11.2% in fiscal 2000 as compared to fiscal 1999. Gross profit margin, as a percentage of total revenue, increased slightly from 25.4% to 25.8%.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses in fiscal 2000 increased slightly to HK$24,171,000 (US$3,119,000), which represents an increase of HK$21,000 (US$3,000), or 0.1%, from expenses reported in fiscal 1999. As a percentage of total revenues, selling, general and administrative expenses decreased from 14.08% to 12.85%. The decrease was mainly due to increased efficiency and reduced overhead expenses (such as redundant administrative functions) resulting from the restructuring and merger of the Li Group and Tat Group into the Company's current structure.

         Net Income. Net income for fiscal 2000 was HK$22,040,000
(US$2,844,000), as compared to net income of HK$17,027,000 (US$2,197,000) in fiscal 1999.

         During fiscal 2000, net income from our contracting business was HK$19,322,000 (US$2,493,000), as compared to net income of HK$9,928,000
(US$1,281,000) in fiscal 1999. During fiscal 2000, net income from our high-technology business in fiscal 2000 was HK$2,718,000 (US$351,000), as compared to a profit of HK$7,099,000 (US$916,000) in fiscal 1999. The fluctuations in net income from the contracting and high-tech segments were mainly due to varying profit margins that we charged for certain large scale projects that strengthened our competitive position.

         B.       LIQUIDITY AND CAPITAL RESOURCES

         The sources of our cash for working capital and capital expenditures have been net positive cash flows from operating activities, capital lease financings and bank borrowings. We have met working capital needs through short-term borrowing under a revolving line of credit.

         As of March 31, 2001, we had a consolidated working capital of HK$6,757,000 (US$872,000). We anticipate that we will be able to meet our ongoing cash requirements with cash generated from operations and borrowings, as required, from our existing banking relationships.

         The present practice for both our Hong Kong and PRC projects is to finance the projects in stages. Payments to us are usually made according to payment schedules proposed by the relevant architects and approved by clients. Payments are then made based upon the architects' certification of the contracting work done. A sum of approximately 5% to 15% of the total contract sum is normally retained by our clients, which sum is usually released when all defects have been rectified and completion confirmed by the architects. The duration of this defect liability period is usually between 6 to 12 months.

      All sub-contractors and suppliers are paid in accordance with specified credit terms, ensuring a good working relationship with reliable subcontractors and suppliers.

      Cash and cash equivalents amounted to HK$694,000 (US$90,000) at March 31, 2001. During fiscal 2001, we have not paid any dividends to our stockholders. In September 2000, we entered into a conditional purchase agreement to purchase a 30% equity interest in Workplace Company Limited and have paid a deposit of HK$5,000,000 (US$645,000) for this transaction. The deposit is returnable to our Company should the acquisition be unsuccessful. Workplace is a Japan-based company which specializes in the distribution of office furniture. We believe that this acquisition will complement our interior design and renovation business. In addition, pursuant to a conditional purchase agreement, we are in the process of acquiring a certain equity interest in UATC for a consideration of HK$25,000,000 (US$3,226,000). UATC is a company focused on the design and installation of high-technology under-floor air-conditioning systems. We expect that UATC would become one of the core components to our intelligent building business.

         For trading building materials, we usually request that clients pay (i) an initial deposit of 50% upon confirmation of the trade, (ii) a 30% second payment upon delivery of materials to the site, and (iii) the remaining balance of 20% upon completion of the installation.

         Accounts receivable as of March 31, 2001 was HK$66,257,000 (US$8,549,000). This amount includes the accounts receivable taken up by the Company pursuant to the acquisition of Sonik.

         Amounts due from customers for contracting work as of March 31, 2001 was HK$9,360,000 (US$1,208,000). This figure reflects a significant proportion of the contracting projects awarded to the Company for projects that will be completed in the next fiscal year. In addition, amounts due from customers for contracting work and advance contract receipts that are carried on our balance sheets for a given point of time usually depends on the project's stage of completion rather the number of contracts on hand.

         Accounts payable as of March 31, 2001 was HK$88,404,000
(US$11,406,000), which amount consists primarily of subcontracting works and materials purchased for our increased contracting activities during the last fiscal year.

         It is common practice in Hong Kong to withhold from the contractor the last payment of the contract, which is generally 5% to 15% of the total contract sum. This amount is not released until final accounts have been finalized and settled. In accordance with this practice, we also generally withhold the final payment to subcontractors for various projects.

         As of March 31, 2001, our Company is owed approximately HK$5,383,000 (US$695,000) from related parties, the majority of which is a debt owed to us by two companies which are controlled by directors of Sonik, one of our subsidiary companies.

         As of March 31, 2001, we owe Mr. Chu, a director of our Company, approximately HK$14,718,000 (US$1,899,000).

     During fiscal 2001, cash flows used in operating activities totaled HK$56,732,000 (US$11,190,000) as compared to cash flows in fiscal 2000 used in operating activities amounting to HK$11,369,000 (US$1,502,000). Cash flows used in operating activities increased in fiscal 2001 due to our operating loss for fiscal 2001. Incoming cash flows provided by investing activities was HK$15,473,000 (US$1,997,000) in fiscal 2000 as compared to cash outflows of HK$44,690,000 (US$5,766,000) in fiscal 2001. Fiscal 2001 resulted in cash outflows due to capital expenditures incurred in establishing our new corporate headquarters and cash used in our acquisition of Sonik, a corporation whose selling shareholders included Mr. Lam Chi Yiu and Mr. Sham Chi Kit, both of whom are directors of one of our subsidiaries and deposits for the UATC and Workplace acquisitions. During fiscal 2001, cash flows provided by financing activities was HK$96,695,000 (US$12,476,000) as compared to in fiscal 2000 for investing activities amounting to HK$1,149,000 (US$148,000). The increase in 2001 financing activities reflects the use of our net proceeds from our initial public offering in fiscal 2001 of HK$74,570,000 (US$9,622,000).

         We believe that cash and cash equivalents on hand, cash flows from operating activities, amounts available under certain revolving credit agreements and access to third-party financings in capital markets will be adequate to meet our working capital and liquidity needs for the foreseeable future.

         INFLATION

         Based on historical experience, the duration of our alterations and additions contracts as well as high-technology products and services, from commencement to completion, has varied between two and eleven months, with the majority of projects approximately four months. Thus, it has not been necessary to provide for inflation in contracts entered into by the Company.

         The annual inflation rate in Hong Kong was approximately -3.7% in 2000, -4% in 1999 and 2.8% in 1998. The annual inflation rate in China was approximately 0.4% in 2000, 1.4% in 1999 and -0.8% in 1998. However, we will continue to avoid problems resulting from inflation by ensuring our works are kept to schedule. We have always been able to purchase supplies and materials once a project is signed, thus minimizing the effect of inflation.

         New works projects that may be awarded to us could extend for up to two years, in which case we intend to include cost escalation clauses in such contracts.

         FOREIGN EXCHANGE

         We expect to continue our present practice of entering into contracts under which contract sums are payable in Hong Kong or United States Dollars. Expenses for PRC projects will be paid in Renminbi ("Rmb") or Hong Kong Dollars. The Company will gain on foreign exchange if the Rmb depreciates against the Hong Kong or United States Dollar. Conversely, the Company will incur foreign exchange losses if the Rmb appreciated against the Hong Kong or United States Dollar.

         Recently, there has been a shortage of Rmb available within the PRC. In connection with PRC projects, we have been experimenting with accepting a certain percentage of a contract sum to cover Rmb expenditures in relation to these projects. This payment method reduces our need to actively manage our foreign exchange exposure. Under these arrangements, we also minimize the risk of the Rmb non-convertibility since a portion of the contracts remains payable in freely convertible foreign currencies.


         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

         We do not expend resources of any significance on company-sponsored research and development activities.

         D.       TREND INFORMATION

         HONG KONG PROPERTY MARKET.

         The property market in Hong Kong was severely depressed during the Asian financial crisis in 1997. The property market in Hong Kong reached its lowest point, both in terms of number of transactions and transaction value, some time last year. The market has improved over the past 12 months and the market has been given a boost by new government measures on housing. We believe these measures should re-ignite confidence over the economy and property market in the long run, providing increased opportunities in property development.

         PRC PROPERTY MARKET

         Both of China's prospective accession into the WTO and the development and modernization of western China should have a positive impact on the Chinese property market. We expect that demand for both residential and commercial property in China will increase and that multi-national corporations will move to the PRC in the near future. In addition, the property market in the PRC was booming in 1997, which created opportunities in property development and related businesses such as the fitting-out and decoration businesses.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

         Our executive officers and directors are as follows:

         NAME                      AGE            POSITION
         ----                      ---            --------
         CHU Tat                   45        Chairman and Director
         Perick LI Wai Ho          46        Vice-Chairman and Director
         David LEE Chai Ve         53        Chief Executive Officer and Director
         Sam LAW Hung Wai          44        Chief Financial Officer
         CHAN Kin Hang             39        Director
         CHEUNG Kwok Ho, Richard   49        Director
         Ryoji SHIKIBA             37        Director
         CHAN Sai Keung            47        Non-executive Director
         Samuel YUNG Wing Ki(1)    44        Non-executive Director
         Fernando MARCHITELLI      62        Non-executive Director

(1) Effective as of September 19, 2001 Samuel YUNG Wing Ki resigned as our director.

         Mr. CHU Tat is our chairman. He is one of our founders and has over 15 years of experience in interior design and contracting business. Mr. Chu has also served as our director since August 18, 1997. He is mainly responsible for our strategic planning and business development of contracting projects in Hong Kong and China. Mr. Chu holds a Diploma in Architecture Studies from the Hong Kong Polytechnic University. Mr. Chu is also a director of Genuine Interior Design and Associates Limited ("Genuine"), Prographic Productions Company ("Prographic") and Ba Wah Design and Construction Company Limited ("Ba Wah").

         Mr. Perick LI Wai Ho is our vice-chairman and one of our founders. Mr. Li has also served as one of our directors since August 18, 1997. He has over 16 years of experience in the field of interior contracting works. He is mainly responsible for our business development and strategic planning. Mr. Li is also a director of Good Prominent Fire Safety Company Limited and Good Prominent Media Advertising Company Limited.

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

         Mr. Sam LAW Hung Wai has served as our chief financial officer since August 2001. He is mainly responsible for our financial planning and management. He has 16 years of finance and business development experience in the Asia-Pacific region with major multinational companies and has focused on the Greater China market since 1996. He is a qualified accountant in Hong Kong, the United Kingdom, the United States and in the PRC (since 1995). Mr. Law was a civil engineer before embarking on his career in finance. He has a MBA from the University of California at Berkeley.

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

         Mr. Ryoji SHIKIBA has served as a director since August 28, 2000. He has worked for Uchida Yoko Co., Ltd., a company involved in the sales and marketing of office furniture, since 1988 as sales executive (1988 - 1992), sales manager (1992 - 1995) and managing director of Uchida Yoko (HK) Ltd. (1995
- 2000). Mr. Shikiba directs our business development efforts in Japan, including evaluating and forming strategic alliances with Japanese companies whose products and/or services offer us an opportunity to further strengthen our business lines. He received a Bachelors degree in applied physics from Tokai University.

         Mr. CHAN Sai Keung has served as a non-executive director since June 1999. Mr. Chan received a law degree from the University of Southampton, U.K. in 1978 and is a practicing attorney and partner in Liau, Ho & Chan, Hong Kong, and an appointed Attesting Officer of the PRC. Mr. Chan also serves as a director of Intermost Corporation (OTC BB: IMOT).

         Mr. Samuel YUNG Wing Ki served as a non-executive director from June 1999 until September 2001. Mr. Yung has been a district director of American International Assurance Co. (Bermuda) Ltd. since 1989. He has over 17 years of experience in the insurance industry. He received "The Outstanding Young Persons Award" of Hong Kong in November 1994 and sits on a number of fund raising committees for several major charitable organizations. He is also an independent non-executive director of Group Sense (International) Ltd., a listed company in Hong Kong.

         Mr. Fernando MARCHITELLI has served as a non-executive director since June 1999. Mr. Marchitelli has been the chairman of Acotex Far East Ltd. since 1973 and has over 29 years of experience in manufacturing and trading in Asia. Mr. Marchitelli received a Bachelor of Arts degree in economics from the City College of the City University of New York in 1968.

         None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any of our directors or executive officers and any other director or executive officer.

         B.       COMPENSATION

         The aggregate compensation paid by us to all of our directors and executive officers as a group for the fiscal year ended March 31, 2001, for services in all capacities, was HK$6,282,000 (US$811,000).

         We have entered into employment agreements with all of our executive directors, as follows:

         (i) Commencing on August 1, 2000 and expiring three years later, Mr. Chu is entitled to receive an annual salary of HK$2,730,000 and an annual management bonus of a sum to be determined by the board at its absolute discretion with regard for the Company's operating results and individual performance during the relevant financial year. The amount payable to Mr. Chu will be decided by majority decision of the members of the board present in the meeting called for that purpose, provided that Mr. Chu will abstain from voting and not be counted in the quorum in respect of the resolution regarding the amount payable to him. In addition Mr. Chu's agreement includes benefits with respect to (a) a motor car and (b) quarters provided by the Company. Upon termination, Mr. Chu may stay at such quarters without charge for three months beyond the date of termination.

         (ii) Commencing on August 1, 2000 and expiring three years later, Mr. Li is entitled to receive an annual salary of HK$2,730,000 and an annual management bonus under the same terms as described in paragraph (i), above. In addition, Mr. Li's agreement includes benefits with respect to (a) a motor car and (b) quarters provided by the Company. Upon termination, Mr. Li may stay at such quarters without charge for three months beyond the date of termination.

         (iii) Commencing on August 1, 2000 and expiring three years later, Mr. Lee is entitled to receive an annual salary of HK$1,080,000 and an annual management bonus under the same terms as described in paragraph (i), above. In addition, Mr. Lee's agreement includes benefits with respect to a motor car.

         (iv) Commencing on September 1, 2000 and expiring three years later, Mr. Chan is entitled to receive an annual salary of HK$720,000 and an annual management bonus under the same terms as described in paragraph (i), above.

         (v) Commencing on September 1, 2000 and expiring three years later, Mr. Shikiba is entitled to receive an annual salary of HK$360,000 and an annual management bonus under the same terms as described in paragraph (i), above.

         (vi) Commencing on August 15, 2000 and expiring three years later, Mr. Cheung is entitled to receive an annual (a) consulting fee of HK$840,000,
(b) commission of HK$480,000, and (c) management bonus under the same terms as described in paragraph (i), above.

         STOCK OPTIONS

         The Company has adopted a share option scheme (the "Option Plan") under which the directors may, on or before January 22, 2011, grant options to certain officers, directors, employees and advisors of the Company or any of its subsidiaries to subscribe for Common Stock of the Company, subject to an aggregate maximum of 2,000,000 shares of Common Stock (as adjusted for splits, recapitalizations, and the like). The option price under the Option Plan shall be equal to or greater than the fair market value at the time of the grant. An option may be exercised from the date of grant and prior to the expiry of ten years thereafter, in accordance with the terms of the Option Plan and subject to any vesting period set forth in the option. As of August 15, 2001, our officers and directors held options under the Option Plan to purchase 923,000 shares of Common Stock exercisable at US$1.00 per share.

         Options to purchase our shares granted to our officers and directors during FY 2001 are set forth in the following table:

                                                 Date of     Exercise       Number
   Officer/Director             Date of Grant   Expiration     Price       Granted
   Chu Tat                      1-May-01        30-April-11    $1.00       358,000
   Li Wai Ho                    1-May-01        30-April-11    $1.00       350,000
   Lee Chai Ve                  1-May-01        30-April-11    $1.00        80,000
   Chan Kin Hang                1-May-01        30-April-11    $1.00        25,000(1)
   Shikiba, Ryoji               1-May-01        30-April-11    $1.00        25,000(1)
   Cheung Kwok Ho               1-May-01        30-April-11    $1.00        25,000(1)
   Chan Sai Keung               1-May-01        30-April-11    $1.00        20,000
   Yung Wing Ki                 1-May-01        30-April-11    $1.00        20,000
   Fernando Marchitelli         1-May-01        30-April-11    $1.00        20,000
                                                                    Total: 923,000


(1) 16,667 shares subject to option vest as of the date of grant; 8,333 shares subject to option will vest on May 1, 2002.

         DISCRETIONARY BONUS PLANS

         Bonus payments made to certain of our officers and directors are made on a case-by-case basis and not pursuant to a written plan.

         PENSION PLANS

         During the fiscal year ended March 31, 2001, we contributed HK$28,000 (US$4,000) towards the pension plans of our directors and executive officers.

         C.       BOARD PRACTICES

         BOARD OF DIRECTORS

         In general, directors of the Company are elected by the members or the directors for such term as such members or directors may determine. Each of the executive directors have signed a three year employment or consultancy agreement, as further described in "Item 6B, Compensation," above.

         AUDIT COMMITTEE

         We have established an audit committee, which consists of Messrs. Chan and Marchitelli. Mr. Yung, who resigned as our Director as of September 19, 2001, was a member of the audit committee prior to his resignation. The functions of the audit committee are to:

         - recommend annually to the board of directors the appointment of our independent public accountants;

         - discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;

         - review and approve non-audit services of the independent public accountants;

         - review compliance with our existing accounting and financial policies;

         -        review the adequacy of our financial organization; and

         - review our management's procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.


         D.       EMPLOYEES

         As at March 31 for each of fiscal years 1999, 2000 and 2001, the Company employed, on a worldwide basis, 79, 67 and 95 employees, respectively. As of August 15, 2001, we had a total of 95 full time employees, as well as 6 network of consultants and hourly workers available on an as-required basis. Of the 95 full time employee, 14 are key management staff, 42 are engaged in project management, nine in sales and marketing and 30 in finance and administration.

         None of our employees is represented by a labor union and we believe that our employees' relations are good.

         E.       SHARE OWNERSHIP

         With respect to each of our officers and directors, the following table provides information as to share ownership as of September 15, 2001 Shares held by such officers and directors do not carry different voting rights. Except as set forth below, as far as is known to Management, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.


                                                    COMMON STOCK                 PERCENTAGE OF SHARES
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED (1)              OUTSTANDING (2)
------------------------                        -----------------------          --------------------
CHU Tat                                                3,931,533(3)                       30.38
Perick LI Wai Ho                                       2,931,992(4)                       22.65
David LEE Chai Ve                                         80,000                       Less than 1%
CHAN Kin Hang                                             76,667                       Less than 1%
CHEUNG Kwok Ho, Richard                                   16,667                       Less than 1%
Ryoji SHIKIBA                                             16,667                       Less than 1%
CHAN Sai Keung                                            20,000                       Less than 1%
Samuel YUNG Wing Ki                                       20,000                       Less than 1%
Fernando MARCHITELLI                                      20,000                       Less than 1%
All directors and executive officers as a              7,113,526                          54.96%
group with beneficial ownership (9 persons)

         (1) Beneficial Ownership is determined pursuant to Rule 13-d under the Exchange Act.

         (2) Based on 12,942,333 shares outstanding as of September 15, 2001 (as calculated on a fully-diluted basis) which consists of (a) 10,200,000 shares of Common Stock, (b) 1,500,000
                  Warrants, and (c) 1,242,333 outstanding options to purchase shares of Common Stock within 60 days of September 15, 2001.

         (3) Mr. Chu's 3,931,533 shares are held as follows: 2,000,000 shares are owned of record by Asian Progress Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Chu. Mr. Chu is also deemed to own 1,573,533 shares of the 2,155,525 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 73% owned by Mr. Chu. Mr. Chu also owns an option to purchase 358,000 of our Common Stock, which option was granted on May 1, 2001, under the Option Plan, with an exercise price of US$1.00 per share.

         (4) Mr. Li's 2,931,992 shares are held as follows: 2,000,000 shares are owned of record by Oceanic Land Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Li. Mr. Li is also deemed to own 581,992 shares of the 2,155,525 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 27% owned by Mr. Li. Mr. Li also own an option to purchase 350,000 of our Common Stock, which option was granted to on May 1, 2001, under the Option Plan, with an exercise price of US$1.00 per share.

         Employees of the Company may participate in the Company's Option Plan, as described in "Item 6B - Compensation," above.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         Other than Mr. Chu and Mr. Li who, through their beneficial ownership of our Common Stock, are major shareholders of the Company (as provided in Item 6E "Share Ownership," above), there are no persons known by the Company who beneficially own more than 5% of our outstanding shares as of September 15, 2001.

         Since the Company filed its post-effective amendment on October 17, 2000, Mr. Chu and Mr. Li's holdings have decreased from approximately 82.9% in the aggregate to approximately 53.03% in the aggregate as of September 15, 2001 due to a number of private share transfers and the dilutive effect of the Option Plan. Other than this change, there have been no significant changes in the percentage ownership held by any major shareholders during the last three years. The shares beneficially owned by Mr. Chu and Mr. Li do not have voting rights different from other holders of the Company's Common Stock.

         As of September 15, 2001 the shareholders' list for the Company's shares showed approximately 550 registered shareholders and 10,200,000 shares outstanding. More than 65 % of these shareholders were non-U.S. residents. We believe that Cede & Co. holds a substantial majority of the outstanding Common Stock and Warrants in the United States as record holder.

         The Company is not currently aware of any arrangements that may result in a change of control of the Company.

          B.       RELATED PARTY TRANSACTIONS

         In November 1999, we acquired all of the common stock of the Tat Group and the Li Group and 72.5% of the common stock of Linux System Solution Limited, as further detailed in "Item 4 - Information on the Company," above.

         On December 28, 1999, Mr. Li reduced the amount owing from him to the Li Group by HK$11,625,000 (US$1,500,000) to HK$3,060,000 (US$395,000) by
transferring good title to us of 400,000 shares of Intermost Corporation (OTC
BB: IMOT) valued by an independent appraiser at US$3.75 per share.

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

         On September 1, 2000, we entered into an agreement with Mr. Shikiba, one of our directors and majority shareholder of Workplace whereby Mr. Shikiba will use his best endeavour to seek approval by the board of directors of Workplace to sell, within 18 months, 630 shares of Workplace (or 30% of the issued shares of Workplace) to us, in exchange for HK$5,000,000.

         In November 2000, we made a payment of HK$4,460,000 (US$576,000) to Genuine, a company controlled by Mr. Chu, for a leasehold improvement of the Company's new office facilities.

         On March 27, 2001, we entered into a conditional purchase agreement with Mr. Chu, one of our directors and majority shareholder of UATC, to acquire approximately a 7.9% equity interest in UATC exchange for HK$25,000,000 (US$3,226,000). The aggregate value of UATC, as determined by an independent valuation report, was determined to be approximately HK$350,000,000. The HK$25,000,000 consideration given in exchange for the 7.9% equity interest therefore represents a 10 percent discount from fair market value.

         In fiscal 2001, we entered into a number of loan transactions with certain of our directors and corporations related to the Company. Except for a loan due from Mr. Chan Kin Hang, which is an interest bearing loan payable on May 2001, these loans are unsecured, interest-free, and repayable on demand. As of March 31, 2001, debt due from these related parties amounted to HK$5,383,000 (US$695,000), which amount consists of the following: (i) HK$300,000 (US$39,000) from Mr. Chan Kin Hang, a director of our Company, (ii) HK$4,434,000 (US$572,000) from INT Design Company Ltd., a company whose stockholders include Mr. Lam Chi Yui and Mr. Sham Chi Kit, directors of one of our subsidiaries and
(iii) HK$649,000 (US$84,000) from INT Design (China) Ltd., a company whose stockholders include Mr. Lam Chi Yui and Mr. Sham Chi Kit, directors of one of our subsidiaries.

         In fiscal 2001 we entered into a number of loan transactions with certain of our directors and corporations related to the Company. These loans are unsecured, interest-free, and repayable on demand. As of March 31, 2001 debt due by the Company to Mr. Chu, one of directors, amounted to HK$14,718,000 (US$1,899,000).

         Other existing loans between the Company and its board of directors, affiliated and associated companies and their board of directors, and participating interests as of March 31, 2001 are shown in Note 12 of the Consolidated Financial Statements included in Item 18.

          In fiscal 1999, 2000 and 2001, the Company and its subsidiaries made or received payments for various rent, general, management, sales, subcontracting expenses and property, plant and equipment expenses from related parties, which parties include (i) Prographic, a company whose stockholder and board members include Mr. Chu, one of our directors, (ii) BA Consulting (HK) Limited, a company whose major stockholder and one of its board members is Mr. Chan Kin Hang, one of our directors, (iii) Genuine, a company whose major stockholder and one of its board members is Mr. Chu, one of our directors, (iv) Ba Wah, a company whose major stockholder and one of its board members is Mr. Chu, one of our directors (v) Good Prominent Media Advertising Company Limited, a company whose major stockholder and one of its board members is Mr. Li and (vi) INT Design Company Ltd., a company whose stockholders include Mr. Lam Chi and Mr. Sham Chi Kit, directors of one of our subsidiaries. Further details, along with details of other related party transactions set forth in this subsection is set forth in Note 12 of the Consolidated Financial Statements included in Item 18 of this annual report.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable


ITEM 8 - FINANCIAL INFORMATION


         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18, "Financial Statements."


         B.       EXPORT SALES

         We did not engage in export sales during the year.


         C.       LEGAL PROCEEDINGS

         Enforceability of Civil Liabilities. We are a British Virgin Islands holding company, and all of our assets are located in Hong Kong, the People's Republic of China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may be unable to effect service of process within the United States upon these non-residents or to enforce against them judgments obtained in United States courts, including judgments based upon the civil liability provisions of the securities laws of the United States or any state. There is uncertainty as to whether the courts of the British Virgin Islands or Hong Kong would enforce:

         - judgments of United States courts obtained against us or these non-residents based on the civil liability provisions of the securities laws of the United States or any state; or

         - in original actions brought in the British Virgin Islands or Hong Kong, liabilities against us or these non-residents based on the securities laws of the United States or any state.

         There are no treaties between the British Virgin Islands and the United States nor between Hong Kong and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the British Virgin Islands and Hong Kong may accept a foreign judgment as evidence of a debt due. An action may be commenced in the British Virgin Islands or Hong Kong for recovery of this debt. However, a British Virgin Islands or Hong Kong court will only accept a foreign judgment as evidence of a debt due, if:

         -        the judgment is for a liquidated amount in a civil matter;

         - the judgment is final and conclusive and has not been stayed or satisfied in full;
         - the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature. In this regard, a British Virgin Islands or Hong Kong court is unlikely to accept a judgment of an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained by the person in whose favor the judgment is given;
         - the judgment was not obtained by actual or constructive fraud or duress;
         - the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in the British Virgin Islands or Hong Kong;
         - the proceedings in which the judgment was obtained were not contrary to the concept of fair adjudication;
         - the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the British Virgin Islands or Hong Kong;
         - the person against whom the judgment is given is subject to the jurisdiction of the British Virgin Islands or the Hong Kong courts; and
         - the judgment is not on a claim for contribution in respect of damages awarded by a judgment that does not satisfy the above requirements.

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

         Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. While we believe there are no material differences between the protection afforded to minority shareholders of a company organized as an international business company under the law of the British Virgin Islands from those generally available to shareholders of corporations organized in the United States, there may be circumstances where the British Virgin Islands law protecting the interests of minority shareholders may not be as protective as the law protecting minority shareholders in United States jurisdictions. Under British Virgin Islands law, a shareholder of a company organized as an international business company under the laws of the British Virgin Islands may bring an action against a company, even if other shareholders do not wish to bring an action and even though no wrong has been done to the shareholder personally. This is a representative action, that is, an action on the shareholder's own behalf and on behalf of other persons in his class, or similarly situated. Instances where representative actions may be brought include to:

         -        compel a company to act in a manner consistent with its
                  Memorandum of Association and Articles of Association;
         -        restrain directors from acting on resolutions, where notice of a shareholders' meeting failed adequately to inform
                  shareholders of a resolution proposed at the meeting;
         - restrain a company, where it proposes to perform an act not authorized by the Memorandum of Association and the Articles of Association or to seek damages from a director to compensate a company from the consequences of such an unauthorized act, or to recover property of a company disposed of due to such unauthorized act;
         - restrain a company from acting upon a resolution that was not made in good faith and for the benefit of shareholders as a whole;
         - redress where a resolution passed at a shareholders' meeting was not properly passed, for instance, if it was not passed with the necessary majority;
         - restrain a company from performing an act which is contrary to law; and
         - restrain a company from taking any action in the name and for the benefit of a company.

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

         Current Proceedings. The Tat Group received on January 5, 1999 a claim for liquidated damages amounting to HK$21,832,000 in respect of the delay of a PRC contract. No formal court action has been filed in connection with this claim, nor has the Tat Group received any further notice from the claimant. Work on the contract has been completed and the developer took possession of the property. The delay in completion was caused by changes in job specifications, which under normal practice, the Tat Group would be given an extension of time for completion. Accordingly, Management is of the opinion that the Tat Group will not suffer any losses in respect of this claim. The Tat Group's attorney meanwhile, having reviewed the facts and evidence, has advised that the Tat Group has a genuine defense and a good arguable case to answer such dispute. If such claim is formally asserted, Management intends to vigorously contest such claim.

         On April 29, 1999, an action was brought against the Tat Group in the PRC by entity which performed certain constructions works for our subcontractor amounting to HK$14,019,000 (US$1,809,000). In the initial litigation filed in a provincial court in the PRC, the court ruled such claimant has no merit to the case, and, accordingly, the claimant withdrew its legal proceeding on June 18, 1999. The claimant subsequently pursued the claim in another litigation and on October 20, 1999, received a favorable ruling against the Tat Group, resulting in a judgment of HK$15,731,000 (US$2,030,000). The legal environment in the PRC is still not well defined and the Tat Group has appealed the latest ruling on December 23, 1999. The Tat Group's legal counsel advised that having perused and considered all the legal documents and evidence, there has not been any legal binding subcontracting or subcontracting obligations between the claimant and the Tat Group. Accordingly, the Tat Group could never be a defendant. As such, the Tat Group has not recorded any provision for loss in connection with this claim. Management intends to continue to vigorously contest this action.

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

         D.       POLICY ON DIVIDEND DISTRIBUTIONS

         We do not intend to pay dividends on our Common Stock in the foreseeable future. Instead, we will retain our earnings to support our growth strategy and for general corporate purposes. As a holding company, our ability to pay dividends depends upon our receipt of dividends or other payments from our subsidiaries and other holdings and investments. In addition, our operating subsidiaries from time to time may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. Dollars or other currency and other regulatory restrictions. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions and other factors. Any dividends paid in the future on the Common Stock may be paid in either U.S. Dollars or Hong Kong Dollars. If future dividends are paid in Hong Kong Dollars, fluctuations in the exchange rate for the conversion of Hong Kong Dollars into U.S. Dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. Dollars.

         E.       SIGNIFICANT CHANGES

         Effective as of September 19, 2001, Mr. Samuel Yung Wing Ki resigned as a director of the Company. Other than this, no significant changes have occurred since the date of the most recent annual financial statements included herein.


ITEM 9 - THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         1.       Not Applicable

         2.       Not Applicable

         3.       Not Applicable

         4.       PRICE HISTORY OF THE STOCK

         Our Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "QLNX." The following table sets forth, for the specified periods, the high and low sales prices for the Common Stock since its listing on the Nasdaq National Market on August 10, 2000:

         We do not believe that there is any principal non-United States trading market for the Common Stock or the Warrants. We believe that Cede & Co. holds a substantial majority of the outstanding Common Stock and Warrants in the United States as record holder.

                      PERIOD                     HIGH (US$)     LOW (US$)
            August 10, 2001 through                8.000           0.610
            August 20, 2001

            Q1 2002 (Apr, May and                  3.020           0.610
            June 2001)
            Q4 2001 (Jan, Feb and Mar              1.250           0.750
            2001)
            Q3 2001 (Oct, Nov, Dec                 7.000           0.750
            2000)

            July 2001                              1.940           1.000
            June 2001                              3.020           1.490
            May 2001                               3.000           0.880
            April 2001                             1.031           0.610
            March 2001                             1.094           0.781
            February 2001                          1.250           0.813

         The Warrants are traded in the over-the-counter market and are quoted on the Nasdaq National Market under the symbol "QLNXW". The following table sets forth, for the specified periods, the high and low sales prices for the Warrants since their listing on the Nasdaq National Market on August 10, 2000:

                        PERIOD                     HIGH (US$)      LOW (US$)
              August 10, 2001 through                1.500           0.050
              August 20, 2001

              Q1 2002 (Apr, May and                  0.440           0.050
              June 2001)
              Q4 2001 (Jan, Feb and Mar              0.313           0.063
              2001)
              Q3 2001 (Oct, Nov, Dec                 0.750           0.063
              2000)

              July 2001                              0.350           0.160
              June 2001                              0.440           0.200
              May 2001                               0.430           0.050
              April 2001                             0.125           0.063
              March 2001                             0.156           0.094
              February 2001                          0.219           0.125



         There are no provisions for pre-emptive rights under the Memorandum and Articles of Association of the Company.

         B.       PLAN OF DISTRIBUTION

         Not Applicable


         C.       MARKETS

         The Company's Common Stock is traded on the Nasdaq National Market System in the United States under the symbol "QLNX." The Company's Warrants are traded over the counter in the United States under the symbol "QLNXW." For further information, please see Item 9A-4, above.

         D.       SELLING SHAREHOLDERS

         Not Applicable

         E.       DILUTION

         Not Applicable

         F.       EXPENSES OF THE ISSUE

         Not Applicable

ITEM 10 - ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Corporate Powers. The Company was incorporated in the British Virgin Islands on January 8, 1997, under British Virgin Islands International Business Companies number 213972. Clause 4 of the Amended Memorandum of Association states that the objects for which the Company is established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.

         Directors. A director who is interested in any transaction with the Company shall declare the nature of his interest at the meeting of the Board of Directors. A director may vote or counted as the quorum on any resolution of the Board in respect of any transaction in which he is materially interested. However, if the transaction cannot be approved by a resolution of directors without counting the vote or consent of the interested director the transaction may only be validated by approval or ratification by a resolution of members. The directors may, by a resolution of directors, fix the emoluments of directors in respect of services rendered or to be rendered in any capacity to the Company. The directors may by a resolution of directors exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non- retirement of directors. A director shall not require a share qualification.

         Share Rights, Preferences and Restrictions. The authorized share capital of the Company is US$ 1 million divided into 100 million shares of par value US$ 0.01 per share. All dividend unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company. All shares vote as one class and each whole share has one vote. The Company may redeem any of its own shares for such consideration as the Company by a resolution of directors considers fit.

         Changing Share Rights. The rights of each class and series of shares that the Company is authorized to issue shall be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and of the holders of not less than three-fourths of the issued shares of any other class which may be affected by such variation.

         Shareholder Meetings. The directors may convene meetings of the members of the Company at such time and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding more than 10 percent of the votes of the outstanding voting shares in the Company. At least seven days notice of the meeting shall be given to the members whose name appears on the share register and at least fourteen days notice shall be given to shares issued to bearer.

         Restrictions on Rights to Own Securities. There are no limitations on the rights to own securities.

         Change in Control Provisions. No provision of the Company's memorandum of association and articles of association that have an effect of delaying, deferring or preventing a change in control of the Company and that would have operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

         Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

         Applicable Law. In connection with rights related to the above listed items, see "Item 8 - Legal Proceedings" for certain differences between the law of the British Virgin Islands and the United States.

         Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

         C.       MATERIAL CONTRACTS

         The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company. or a member of the Company's group, is a party for the two immediately preceding years:

         1. On September 1, 2000, we entered into a conditional purchase agreement with a shareholder of Workplace, whereby, in exchange for HK$5,000,000 (US$645,000), we will purchase a 30% equity interest in Workplace within eighteen months from the date of the agreement; provided that if we do not receive the 30% Workplace interest within the eighteen month period, the purchase will not close and shareholder will return the entire HK$5,000,000 consideration plus interest pursuant to the agreement.

         2. On March 27, 2001, we entered into a conditional purchase agreement with Mr. Chu, one of our directors and majority shareholder of UATC to acquire approximately a 7.9% equity interest in UATC exchange for HK$25,000,000 (US$3,226,000). The aggregate value of UATC, as determined by an independent valuation report, was determined to be approximately HK$350,000,000. The HK$25,000,000 consideration given in exchange for the 7.9% equity interest therefore represents a 10 percent discount from fair market value.

         3. On June 12, 2001, we entered into a formal agreement with Delightmen Limited, a Hong Kong corporation, Ever Base Investment Limited, a Hong Kong corporation, Mr. Lam Chi Yiu and Mr. Sham Chi Kit, whereby, in exchange for

                  HK$6 million, the Company acquired 100% of the issued share capital of Sonik Interior Contracting Company.

         D.       EXCHANGE CONTROLS

         GENERAL

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

         E.       TAXATION

         The following is a summary of the principal British Virgin Islands tax consequences of the purchase, ownership and disposition of our Common Stock. The summary does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our Common Stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

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

         There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

         There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

         F.       DIVIDENDS AND PAYING AGENTS

         Not Applicable

         G.       STATEMENTS BY EXPERTS

         Not Applicable

         H.       DOCUMENTS ON DISPLAY

         We are currently subject to the information and periodic requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Commission. Our SEC filings, including this annual report, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C., 20549, and the Commission's regional offices in New York, New York and Chicago, Illinois. Copies of all or any part of this annual report may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants.

         As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.


         I.       SUBSIDIARY INFORMATION

         Not applicable

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not hold market sensitive instruments for trading or other speculative purposes. Therefore, no quantitative tabular disclosures have been included in this report



ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         E.       USE OF PROCEEDS

         On August 9, 2000, the Commission declared effective the Company's Registration Statement (file number 333-11750) on Form F-1, as filed with the Commission in connection with the Company's initial public offering (the "IPO"), which was managed by Barron Chase Securities, Inc. Pursuant to this Registration Statement, the Company commenced an offering and sale of certain securities on August 10, 2000. The title of each class of securities registered is US$.01 par value Common Stock and Warrants to purchase Common Stock. The Company registered 1,500,000 shares of Common Stock and 1,500,000 Warrants for its account; the aggregate offering price of the Common Stock was US$12,000,000 and the aggregate offering price of the Warrants was US$187,500. All of the foregoing shares of Common Stock and Warrants were sold as of the date hereof, aggregating US$12,187,500. The offering has since terminated and did not terminate before the sale of all securities registered.

         In connection with the issuance and distribution of the securities registered, the Company incurred expenses for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses in the aggregate amount of approximately US$3,086,000 paid directly to others in connection with the IPO. The net offering proceeds to the Company, after deducting the total expenses of US$3,086,000, as described above, is set forth as follows, all of which were paid to others (unless otherwise indicated):
(i) US$1,248,000 to expand our computer and software business, (ii) US$5,225,000 for business development in new technological products, which amount includes the US$3,493,000 used to acquire UATC, US$3,226,000 of which was paid to Mr. Chu, one of our directors and majority shareholder of UATC, and US$267,000 of was advance to UATC for reseach and development, (iii) US$527,000 for marketing and promotion, (iv) US$774,000 to acquire Sonik, (v) US$645,000 to conditionally acquire Workplace, whose majority shareholder is Mr. Shikiba, and (vi) US$1,210,000 for working capital.

         The use of proceeds as described above represents a material change in the use of proceeds as described in our prospectus dated August 9, 2000 (the "Prospectus"). Firstly, in our Prospectus under "Use of Proceeds," we had expected to expend approximately US$3,500,000 to expand our computer and software business. Due to the worldwide downturn in demand for high technology and software products, however, the Company had decided to reduce its expenditures on such expansion, instead spending only US$1,248,000 in this category. Secondly, the Company has focused its core business on providing intelligent building solutions. Therefore, rather than spending only US$2,800,000 on business development in new technological products as described in the Prospectus, the Company has instead expended US$5,225,000 in this category. Thirdly, we used US$774,000 to acquire Sonik and US$645,000 to conditionally acquire Workplace. Our Prospectus indicated that we would expend approximately US$1,800,000 to acquire a Hong Kong Government Class C contractors license, which was intended to expand our constructing and contracting business. Because we were not able to acquire such license, we instead expanded our constructing and contracting business by acquiring Sonik and Workplace. Finally, because of a recent decrease in profits, we used US$1,210,000 for working capital rather than the US$725,000 as described in the Prospectus.

ITEM 15 - RESERVED

ITEM 16 - RESERVED

                                    PART III

ITEM 17 -  FINANCIAL STATEMENTS

         The Company has elected to provide financial statements pursuant to
Item 18.

ITEM 18 - FINANCIAL STATEMENTS

         The financial statements as required under Item 18 are attached hereto and found immediately following the text of this annual report. The reports of the Company's independent public accountants are included herein immediately preceding the Consolidated Financial Statements for the years ended March 31, 1999, 2000 and 2001.

ITEM 19 - EXHIBITS

         The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Auditors
         Consolidated statements of operations for the years ended March 31,
          1999, 2000 and 2001
         Consolidated balance sheets at March 31, 2000 and 2001
         Consolidated statements of shareholders' equity for the years ended
          March 31, 1999, 2000 and 2001
         Consolidated statements of cash flows for the years ended March 31
          1999, 2000 and 2001
         Notes to and forming part of the financial statements

         EXHIBIT INDEX

         The following exhibits are being filed as part of this Annual Report on Form 20-F:

         10.1 Agreement dated September 1, 2000, by and between the Company and Mr. Shikiba, a director of the Company, in connection with a conditional sale of approximately 30% of the issued share capital of Workplace in exchange for HK$5,000,000.

         10.2 Agreement dated March 27, 2001, by and between the Company and Mr. Chu, a director and Chairman of the Company in connection with the sale of approximately 7.9% of the issued share capital of UATC in exchange for HK$25,000,000.

         10.3     Agreement dated June 12, 2001, by and among the Company,
                  Delightmen Limited, a Hong Kong corporation, Ever Base
                  Investment Limited, a Hong Kong corporation, Mr. Lam Chi Yiu and Mr. Sham Chi Kit in connection with the Company's acquisition 100% of the issued share capital of Sonik Interior
                  Contracting Company in exchange for HK$6 million.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             QUINTALINUX LIMITED

                                             By:

                                             /s/Tat CHU
                                             -----------------------------------

                                             Tat CHU, Chairman

                                             Date: September 28, 2001

                               Quintalinux Limited

                       Years Ended March 31, 2000 and 2001

                                 Contents

                                                                                    Page
                                                                                ------------

Report of Independent Certified Public Accountants                                       F-2

Consolidated Statements of Operations for the Years Ended
March 31, 1999, 2000 and 2001                                                      F-3 - F-4

Consolidated Balance Sheets as of March 31, 2000 and 2001                          F-5 - F-6

Consolidated Statements of Changes in Stockholders' Equity for
the Years Ended March 31, 1999, 2000 and 2001                                            F-7

Consolidated Statements of Cash Flows for the Years Ended March 31,
1999, 2000 and 2001                                                               F-8 - F-10

Notes to the Consolidated Financial Statements                                   F-11 - F-37

               Report of Independent Certified Public Accountants

To the Stockholders and Board of Directors of Quintalinux Limited

We have audited the accompanying consolidated balance sheet of Quintalinux Limited and its subsidiaries ("the Group") as of March 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements for the Company as of and for the year ended March 31, 2000 and for the year ended March 31, 1999, were audited by other auditors whose report dated July 28, 2000, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2001, and the consolidated results of its operations and cash flows for the year ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/
Blackman Kallick Bartelstein, LLP
Chicago, Illinois

September 19, 2001

                               Quintalinux Limited

                      Consolidated Statements of Operations

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands except share amounts)

                                                   Years Ended March 31,
                                  --------------------------------------------------------
                                    1999            2000            2001            2001
                                    HK$             HK$             HK$             US$
                                  --------        --------        --------        --------

Contract Revenue                   171,495         188,103         138,071          17,816

Contract Costs                    (127,905)       (139,639)       (132,211)        (17,059)
                                  --------        --------        --------        --------

Gross Profit                        43,590          48,464           5,860             757
                                  --------        --------        --------        --------

Expenses
   Selling, general and
     administrative                (24,150)        (24,171)        (48,068)         (6,202)
   Depreciation and
      amortization                    (649)           (784)         (3,428)           (442)
                                  --------        --------        --------        --------
                                   (24,799)        (24,955)        (51,496)         (6,644)
                                  --------        --------        --------        --------

Other Operating Income
   Management fee income                57              53              --              --
   Rental income                        --             258             480              62
   Project handling income              --              93              --              --
                                  --------        --------        --------        --------
                                        57             404             480              62
                                  --------        --------        --------        --------

Operating Income (Loss)             18,848          23,913         (45,156)         (5,825)
                                  --------        --------        --------        --------

Interest Income                        192             128           1,230             159

Interest Expense                      (990)         (1,516)         (3,648)           (471)
                                  --------        --------        --------        --------

                                      (798)         (1,388)         (2,418)           (312)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                      Consolidated Statements of Operations

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands except share amounts)

                                                                                Years Ended March 31,
                                                           ----------------------------------------------------------------
                                                              1999              2000              2001              2001
                                                               HK$               HK$               HK$               US$
                                                           ----------        ----------        ----------        ----------

Other Income
     Exchange gain                                                 --                57                76                10
     Minority interest                                             --                92               529                68
     Other                                                        177               259             1,408               182
                                                           ----------        ----------        ----------        ----------

                                                                  177               408             2,013               260
                                                           ----------        ----------        ----------        ----------

Income (Loss) before Income Taxes                              18,227            22,933           (45,561)           (5,877)

Income Tax Expense                                             (1,200)             (893)               --                --
                                                           ----------        ----------        ----------        ----------

Net Income (Loss)                                              17,027            22,040           (45,561)           (5,877)

Other Comprehensive Income (Loss) - Gross
     unrealized gains (losses) on marketable equity
     securities                                                    --               969           (11,521)           (1,487)
                                                           ----------        ----------        ----------        ----------

Comprehensive Income (Loss)                                    17,027            23,009           (57,082)           (7,364)
                                                           ==========        ==========        ==========        ==========

Net Income (Loss) per Share
     Weighted average number of -
       shares outstanding
         Basic                                              4,831,932         5,985,808         8,562,950         8,562,950
                                                           ==========        ==========        ==========        ==========

Net Income (Loss) per Share of
  Common Stock                                                HK$3.52           HK$3.68          HK$(5.32)          US$(.69)
                                                           ==========        ==========        ==========        ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                           Consolidated Balance Sheets

                       Years Ended March 31, 2000 and 2001

(Dollars in thousands)

                                                                  As of March 31,
                                                       -------------------------------------
                                                         2000           2001           2001
                                                         HK$            HK$            US$
                                                       -------        -------        -------

                                          Assets

Current Assets
     Cash and cash equivalents                           5,421            694             90
     Restricted cash                                    11,150         13,481          1,739
     Accounts receivable, net of allowance
       For doubtful accounts (HK$7,049 in 2000
       and HK$5,298 in 2001)                            76,026         66,257          8,549
     Costs and estimated earnings in excess
      of billings on uncompleted contracts              24,219          9,360          1,208
     Unbilled receivables                                   --          4,569            590
     Retention money receivable                          5,816          5,109            659
     Inventories                                         2,018          4,796            619
     Due from related parties, net of allowance
       for doubtful accounts (HK$0 in 2000 and
       HK$9,237 in 2001)                                    --          5,383            695
     Deposits                                              581          2,282            294
     Deposits on investments                                --         30,000          3,871
     Prepayments and other current assets                3,348         11,598          1,497
     Preconstruction costs                                  --          1,335            172
     Prepaid taxes                                          50            403             52
                                                       -------        -------        -------

                 Total Current Assets                  128,629        155,267         20,035

Property, Plant and Equipment, Net                      40,520         45,982          5,933

Marketable Equity Securities                            12,594          1,073            138

Deferred Offering Costs                                  5,355             --             --

Goodwill (Net of accumulated amortization
  of HK$55 in 2000 and HK$1,270 in 2001)                 1,025         23,903          3,084
                                                       -------        -------        -------

                 Total Assets                          188,123        226,225         29,190
                                                       =======        =======         ======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

           Consolidated Statements of Changes in Stockholders' Equity

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands)

                                                                   As of March 31,
                                                      ----------------------------------------
                                                        2000            2001            2001
                                                        HK$             HK$             US$
                                                      --------        --------        --------

                             Liabilities and Stockholders' Equity

Current Liabilities
     Bank overdraft                                      9,589          23,985           3,095
     Bank loans, current                                 4,197           5,095             657
     Trust receipt loan                                     --           3,683             475
     Accounts and bills payable - trade                 90,530          88,404          11,406
     Capital lease obligations, current                     75             115              15
     Accrued expenses and other payable                  5,434           4,857             627
     Billings in excess of costs and estimated
       Earnings on uncompleted contracts                 1,819           6,452             832
     Provision for anticipated future contract
       losses                                               --             484              62
     Other deposits received                               176              44               5
     Retention money payable                               306              --              --
     Due to related parties                              3,076          14,718           1,899
     Income taxes payable                                1,560             673              87
     Accrued deferred offering costs                     1,784              --              --
     Loan payable                                          458              --              --
                                                      --------        --------        --------

                 Total Current Liabilities             119,004         148,510          19,160

Bank Loans, Noncurrent                                   6,030             936             121
Capital Lease Obligations, Noncurrent                       17             311              40
Deferred Taxation                                           37              37               5
                                                      --------        --------        --------

                 Total Liabilities                     125,088         149,794          19,326

Minority Interest                                         (150)           (671)            (87)
                                                      --------        --------        --------

Commitments and Contingencies

Stockholders' Equity
     Common stock                                          620             735              95
     Additional paid-in capital                         18,324          89,208          11,511
     Accumulated other
       comprehensive income                                969         (10,552)         (1,362)
     Retained earnings (Accumulated
       deficit)                                         43,272          (2,289)           (293)
                                                      --------        --------        --------

                 Total Stockholders' Equity             63,185          77,102           9,951
                                                      --------        --------        --------

                 Total Liabilities and
                   Stockholders' Equity                188,123         226,225          29,190
                                                      ========        ========        ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

           Consolidated Statements of Changes in Stockholders' Equity

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands except share amounts)

                                         Common Stock                     Accumulated      Retained
                                  -----------------------    Additional      Other         Earnings            Total
                                    Number                     Paid-in   Comprehensive  (Accumulated    --------------------
                                  of Shares       Amount       Capital   Income (Loss)     Deficit)       HK$          US$
                                  ----------      -------    ----------  -------------   -----------    -------      -------
                                                    HK$           HK$         HK$              HK$

Balance as of
  March 31, 1998                   4,825,000          374        2,627           --          4,205        7,206          930
Issue of Shares
  at Par Value                        10,000            1           --           --             --            1           --
Net Income                                --           --           --           --         17,027       17,027        2,197
                                  ----------      -------      -------      -------        -------      -------      -------
Balance as of
  March 31, 1999                   4,835,000          375        2,627           --         21,232       24,234        3,127
Issue of Shares
  (Note (1))                       2,985,000          231       14,784           --             --       15,015        1,937
Issue of Shares
  (Note (2))                         180,000           14          913           --             --          927          120
Gross Unrealized Gain
  on Marketable Equity
  Securities                              --           --           --          969             --          969          125
Net Income                                --           --           --           --         22,040       22,040        2,844
                                  ----------      -------      -------      -------        -------      -------      -------
Balance as of
  March 31, 2000                   8,000,000          620       18,324          969         43,272       63,185        8,153
Issue of Shares (Net of
  offering costs) (Note (3))       1,500,000          115       70,884           --             --       70,999        9,162

Gross Unrealized Loss
  on Marketable Equity
  Securities                                                                (11,521)                    (11,521)      (1,487)
Net Income (Loss)                                                                          (45,561)     (45,561)      (5,877)
                                  ----------      -------      -------      -------        -------      -------      -------
Balance as of
  March 31, 2001                   9,500,000          735       89,208      (10,552)        (2,289)      77,102        9,951
                                  ==========      =======      =======      =======        =======      =======      =======

Note:

(1) Issuance of 2,985,000 shares of common stock of the Company in exchange for the outstanding common stock of Li Group effected on November 19, 1999.

(2) Issuance of 180,000 shares of common stock of the Company in exchange for 72.5% equity interest in LSSL effected on November 24, 1999.

(3) Issuance of 1,500,000 shares of common stock in a public offering in August of 2000.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                      Consolidated Statements of Cash Flows

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands)

                                                                           Years Ended March 31,
                                                               ----------------------------------------------
                                                                 1999         2000         2001         2001
                                                                 HK$          HK$          HK$          US$
                                                               -------      -------      -------      -------

Cash Flows from Operating Activities
     Net income (loss)                                          17,027       22,040      (45,561)      (5,877)
     Adjustment to reconcile net income to
       net cash provided by (used in)
       operating activities
         Depreciation of property, plant and
           equipment                                               649          729        2,085          269
         Amortization                                               --           55        1,345          173
         Allowance for doubtful accounts                           244            9        1,700          219
         Loss on disposal of property, plant
           and equipment                                           369           44          882          114
         Minority interest                                          --          (92)        (529)         (68)
           Changes in operating assets and liabilities:
           Accounts receivable                                   3,979      (51,301)      18,167        2,344
           Unbilled receivable                                      --           --       (4,045)        (522)
           Provision for anticipated future losses                  --           --         (624)         (81)
           Costs in excess of billings                          (1,915)      (7,189)      24,387        3,147
           Retention money receivable                            1,135       (2,082)         707           91
           Inventories                                               8         (452)      (2,778)        (358)
           Deposits                                                364          129       (1,701)        (220)
           Prepayments and other current assets                   (382)         155       (9,619)      (1,241)
           Accounts and bills payable - trade                  (13,669)      35,511      (33,498)      (4,322)
           Accrued expenses and other payable                   (1,735)      (4,164)        (699)         (90)
           Billings in excess of costs
             and other deposits received                        (4,691)      (5,287)      (5,709)        (737)
           Retention money payable                                 111          135         (306)         (39)
           Taxation                                              1,120          121         (936)        (121)
                                                               -------      -------      -------      -------

                 Net Cash Provided by (Used in)
                   Operating Activities                          2,614      (11,639)     (56,732)      (7,319)
                                                               -------      -------      -------      -------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                      Consolidated Statements of Cash Flows

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands)

                                                                  Years Ended March 31,
                                                     ----------------------------------------------
                                                       1999         2000         2001         2001
                                                       HK$          HK$          HK$          US$
                                                     -------      -------      -------      -------

Cash Flows from Investing Activities
     Purchase of property, plant and
       equipment                                      (2,705)      (1,266)      (7,784)      (1,004)
     Due from related parties                         (1,587)      16,660       (1,346)        (174)
     Proceeds on disposal of property,
       plant and equipment                                65           --           --           --
     Deposits on investment                               --           --      (30,000)      (3,871)
     Acquisitions, net of cash acquired                   --           79       (5,560)        (717)
                                                     -------      -------      -------      -------

                 Net Cash (Used in) Provided
                    By Investing Activities           (4,227)      15,473      (44,690)      (5,766)
                                                     -------      -------      -------      -------

Cash Flows from Financing Activities
     Common stock issued                                   1           --       74,570        9,622
     Loan acquired                                        --        7,700           --           --
     Repayment of amounts borrowed                        --         (191)        (973)        (125)
     Repayment of capital lease obligations             (105)         (66)         (54)          (7)
     Due to related parties                              167       12,661       11,087        1,430
     Restricted cash                                     (45)      (7,031)      (2,331)        (301)
     Bank overdraft                                    1,193       (8,778)      14,396        1,857
     Deferred offering costs                            (425)      (3,146)          --           --
     Increase in loan payable                            458           --           --           --
                                                     -------      -------      -------      -------

                 Net Cash Provided by
                   Financing Activities                1,244        1,149       96,695       12,476
                                                     -------      -------      -------      -------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                      Consolidated Statements of Cash Flows

                    Years Ended March 31, 1999, 2000 and 2001

(Dollars in thousands)

                                                                 Years Ended March 31,
                                                      ------------------------------------------
                                                       1999        2000        2001        2001
                                                       HK$         HK$         HK$         US$
                                                      ------      ------      ------      ------

Net Increase (Decrease) in Cash and
  Cash Equivalents                                      (369)      4,983      (4,727)       (609)

Cash and Cash Equivalents, as of
  Beginning of Year                                      807         438       5,421         699
                                                      ------      ------      ------      ------

Cash and Cash Equivalents, as of
  End of Year                                            438       5,421         694          90
                                                      ======      ======      ======      ======

Supplemental Disclosure of Cash Flow Information
     Cash paid for interest                              990       1,516       3,648         471
                                                      ======      ======      ======      ======

     Cash paid for taxes                                  80         726       1,240         160
                                                      ======      ======      ======      ======

Noncash Transaction
     Common stock issued for acquisitions                 --         245          --          --
     Purchase of equipment under capital lease            77          --         388          50
     Accrual of deferred offering costs                1,040         744          --          --
     Transfer-in of property from stockholder             --      27,000          --          --
     Transfer-in of marketable equity
       securities from stockholder                        --      11,625          --          --

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 1 -- Basis of Financial Statements Presentation and Reorganization

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

Mr. Chu was the principal stockholder of Interact Contracting Company Limited; Interact (China) Design & Contracting Company Limited and Uni-Zone Holdings Limited, hereinafter collectively referred to as (the "Tat Group").

Mr. Li was the principal stockholder of Pado (Holdings) Limited and its subsidiary companies, namely Pado Contracting Company Limited and Good Prominent Engineering Company Limited, Good Prominent Technology Company Limited and Good Prominent Trading Limited, hereinafter collectively referred to as (the "Li Group").

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

Pursuant to the Share Exchange Agreement entered into between the Company and the stockholders of Linux System Solution Limited ("LSSL") on November 11, 1999, the Company issued a further 180,000 shares, representing 2.25% of the enlarged outstanding shares of common stock of the Company, to certain LSSL's stockholders, one of whom is Mr. Li, in exchange for their 72.5% equity interest in LSSL. The transaction was completed on November 24, 1999.

Upon completion of the above acquisitions, the Company had outstanding 8,000,000 shares of common stock of which 60.3% and 38.2% were owned by Mr. Chu and Mr. Li respectively.

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 1 -- Basis of Financial Statements Presentation and
          Reorganization (Continued)

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

The following supplementary unaudited pro forma condensed consolidated statement of operations information for the year ended March 31, 2000 give effect to the acquisitions of Li Group and LSSL as if such acquisitions had occurred at the beginning of the period. All significant inter-company transactions have been eliminated.

The supplemental unaudited pro form presentation does not purport to be indicative of what the Group's actual results would have been assuming the acquisitions mentioned above had been completed at the beginning of the period, nor does it purport to be indicative of results of operations that may be achieved in the future.

                                                                        Years Ended March 31,
                                                      -----------------------------------------------------
                                                         1999                  2000                 2000
                                                          HK$                   HK$                  US$
                                                      ----------            ----------           ----------
        Operating Revenue                                215,559               201,343               25,980
                                                      ----------            ----------           ----------
        Operating Income before Interest
           and Income Tax                                 21,716                25,681                3,314
        Net Interest Expense                              (2,711)               (2,143)                (277)
                                                      ----------            ----------           ----------
        Income before Income Taxes                        19,005                23,538                3,037
        Income Tax Expense                                (1,550)                 (893)                (115)
                                                      ----------            ----------           ----------
        Net Income                                        17,455                22,645                2,922
        Other Comprehensive Income                            --                   969                  125
                                                      ----------            ----------           ----------
        Comprehensive Income                              17,455                23,614                3,047
                                                      ==========            ==========           ==========
        Net Income per Share                             HK$2.18               HK$2.83               US$.37
                                                      ==========            ==========           ==========
        Shares Used in Computing Net
          Income per Share                             8,000,000             8,000,000            8,000,000
                                                      ==========            ==========           ==========

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 1 -- Basis of Financial Statements Presentation and
          Reorganization (Continued)

The Company is an investment holding company. Details of each of the companies comprising the Group and its principal activities as of March 31, 2001 are summarized below:

                                                                               Equity Interest
                                       Date of                Place of             Owned by           Principal
Name of Company                     Incorporation          Incorporation          the Company         Activities
---------------                    ---------------         -------------      -------------------     ----------
                                                                              Direct     Indirect
                                                                              ------     --------
Interact Contracting
  Company Limited                  January 21, 1992          Hong Kong         100%                   Construction,
                                                                                                      engineering,
                                                                                                      decoration and
                                                                                                      design services
Interact (China) Design &
  Contracting Company
  Limited                          December 20, 1994         Hong Kong         100%                   General
                                                                                                      contracting
                                                                                                      and decoration
                                                                                                      services
                                                                                                      in the PRC

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

Pado (Holdings) Limited            March 11, 1993            Hong Kong         100%                   Investment holding

Good Prominent Technology
 Company Limited                   April 18, 1990            Hong Kong         100%                   Construction and
                                                                                                      installation of light
                                                                                                      emitting diode
Good Prominent Engineering
  Company Limited                  October 1, 1992           Hong Kong                     100%       Trading and
                                                                                                      installation of
                                                                                                      lighting materials
Good Prominent Trading
  Limited                          December 28, 1987         Hong Kong         100%                   Trading of
                                                                                                      building materials

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 1 -- Basis of Financial Statements Presentation and
          Reorganization (Continued)

                                                                               Equity Interest
                                       Date of                Place of             Owned by           Principal
Name of Company                     Incorporation          Incorporation          the Company         Activities
---------------                    ---------------         -------------      -------------------     ----------
                                                                              Direct     Indirect
                                                                              ------     --------
Linux Systems Solutions
Limited                            April 23, 1999            Hong Kong          72.5%                 Provision of
                                                                                                      professional
                                                                                                      consulting and
                                                                                                      support services,
                                                                                                      systems integration
                                                                                                      and application
                                                                                                      development for Linux
                                                                                                      operating systems

RDC Limited                        December 8, 2000          Hong Kong         100%                   Dormant

Quintalinux Investment
Holdings Limited                   October 25, 2000          Hong Kong         100%                   Investment holding

Quinta (China) Company
Limited                            January 10, 2001          Hong Kong                    100%        Dormant

W & T System Technology
Company Limited                    November 13, 2000         Hong Kong                     51%        Dormant

Interact (Asia) Contracting
Company Limited                    November 10, 2000         Hong Kong          50%        50%        Dormant

Jext Company Limited               October 23, 2000          Hong Kong         100%                   Trading of software
                                                                                                      applications

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 1 -- Basis of Financial Statements Presentation and
          Reorganization (Continued)

                                                                               Equity Interest
                                       Date of                Place of             Owned by           Principal
Name of Company                     Incorporation          Incorporation          the Company         Activities
---------------                    ---------------         -------------      -------------------     ----------
                                                                              Direct     Indirect
                                                                              ------     --------
Intelligent-Wireless
Automation Systems Limited         December 1, 2000          Hong Kong           70%                  Development of
                                                                                                      intelligent-wireless
                                                                                                      automation systems

IB Consultants Limited             October 24, 1997          Hong Kong          100%                  Intelligent building
                                                                                                      solution consultants

Sonik Interior Contracting
Company Limited                    January 10, 1991          Hong Kong          100%                  Interior contracting
                                                                                                      works


Note 2 -- Summary of Significant Accounting Policies

         (a)      Basis of accounting

         The consolidated financial statements are presented in Hong Kong dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

         (b)      Deferred offering costs

         In connection with the public offerings, the Company incurred certain costs associated with these offerings. These costs were deferred and offset against the proceeds from the sale of the securities.

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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 2 -- Summary of Significant Accounting Policies (Continued)

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

         (f)      Marketable equity securities

         Investments in marketable equity securities represents available for sale securities and are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income.

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

         Depreciation is provided to write off the cost of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 2 -- Summary of Significant Accounting Policies (Continued)

         (h)      Goodwill

         Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is amortized on a straight-line method over 7-20 years.

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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 2 -- Summary of Significant Accounting Policies (Continued)

         (m)      Revenue recognition (Continued)

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

         For the convenience of the readers of these consolidated financial statements, translation of amounts from Hong Kong dollars (HK$) into United States dollars (US$) has been made at the exchange rate of US$1.00 = HK$7.75 on March 31, 2001. No representation is made that the Hong Kong dollars amounts could have been or could be, converted into the United States dollars at that rate on March 31, 2001 or at any other rates.

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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 2 -- Summary of Significant Accounting Policies (Continued)

         (q)      Fair value of consolidated financial statements

         The carrying amounts of the Group's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values because of the short-term maturity of those instruments.

         (r)      Comprehensive income

         The Group adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

         (s)      Earnings per share (Net income per share)

         According to the requirements of SFAS No. 128, "Earnings Per Share," basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares. There were no diluted securities outstanding during the years ended March 31, 1999 and 2000. The exercise of warrants outstanding during the year ended March 31, 2001 is not assumed as the result is antidilutive to the loss per share.

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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 2 -- Summary of Significant Accounting Policies (Continued)

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

         New accounting standards not yet adopted

         In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities" which delayed the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for one year. SFAS No. 133 provides guidance for the recognition and measurement of derivatives and hedging activities. It requires an entity to record, at fair value, all derivatives as either assets or liabilities in the balance sheet, and it establishes specific accounting rules for certain types of hedges. SFAS No. 133 is now effective for fiscal years beginning after June 15, 2000 and will be adopted by the Group when required, if not earlier. The adoption of this new standard is not expected to have a significant impact on the Group's financial position or results of operations.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue recognition in financial statements", which provides guidance on applying generally accepted accounting principles for recognizing revenue. SAB 101 is effective for fiscal years beginning after December 15, 1999. The adoption of SAB 101 did not have an impact on the Group's consolidated financial position, results of operations and cash flows.

         In June 2001, the FASB issued SFAS No. 141, "business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The pooling of interest method is no longer permitted for business combinations after June 30, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. The Company is not required to adopt this new standard until fiscal year ended March 31, 2003 and is currently evaluating its impact.

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 3 -- Acquisition

Effective October 1, 2000, the Company acquired all the issued and outstanding shares of Sonik Interior Contracting Limited (Sonik) for HK$6,000. The acquisition was accounted for using the purchase method of accounting, with the excess of purchase price over fair value of the underlying assets allocated to goodwill. Goodwill is being amortized over twenty years. The contract also included certain guarantees to be provided by the selling shareholders, Mr. Lam and Mr. Sham, such as a guarantee of net income of not less than HK$12,000 for the period from October 1, 2000 to March 31, 2003 and a guarantee of the payment of the outstanding accounts receivables from the debtors of Sonik. Due to the uncertainty of collection of related party receivables acquired in the acquisition and the uncertainty of the sellers to reimburse the Company upon default, the Company has provided an allowance on these items in the amount of HK$9,237, as of March 31, 2001, with an offsetting adjustment to goodwill. Should any cash be realized in the future on these receivables, the goodwill would be reduced accordingly.

Note 4 -- Operating Risks

         (a)      Concentration of major customers and suppliers

                                                                                   Years Ended March 31,
                                                               ----------------------------------------------------------
                                                                1999              2000             2001             2001
                                                                 HK$               HK$              HK$              US$
                                                               -------           -------           ------           -----
Major customers with revenues of
  more than 10% of  contract
  revenue
     Sales to major customers                                  168,104           111,365           22,942           2,961
     Percentage of contract revenue                                 98%               59%              17%             17%
     Number                                                          2                 2                1               1

Major suppliers with purchases of
  more than 10% of contract cost
     Purchases from major suppliers                             99,643                --               --              --
     Percentage of contract cost                                    78%               --               --              --
     Number                                                          2                --               --              --

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 4 -- Operating Risks (Continued)

         Accounts receivable related to the Group's major customers was 66% and 55% of all accounts receivable as of March 31, 2000 and 2001, respectively.

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when there are similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentration of credit risk arises from the Group's receivables, primarily from customers whose operations are commercial in nature. Even though the Group does have a major customer, it does not consider itself exposed to significant credit risk with regards to collection of the related receivable.


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

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 5 -- Construction Contracts

                                                                              Years Ended March 31,
                                                                --------------------------------------------------
                                                                  2000                2001                  2001
                                                                   HK$                 HK$                   US$
                                                                --------             --------             --------
         Accumulated contract costs
           incurred                                              265,842              226,139               29,179
         Add: Attributable profits                                56,246               31,239                4,031
                                                                --------             --------             --------

         Less: Progress payments                                 322,088              257,378               33,210
               Received/receivable                              (299,688)            (254,470)             (32,834)
                                                                --------             --------             --------

                                                                  22,400                2,908                  376
                                                                ========             ========             ========
         Amounts disclosed as:
              Costs and estimated earnings
                In excess of billings                             24,219                9,360                1,208
              Billings in excess of costs
                and estimated earnings                            (1,819)              (6,452)                (832)
                                                                --------             --------             --------

                                                                  22,400                2,908                  376
                                                                ========             ========             ========

Note 6 -- Property, Plant and Equipment, Net

                                                                              Years Ended March 31,
                                                                --------------------------------------------------
                                                                  2000                2001                  2001
                                                                   HK$                 HK$                   US$
                                                                --------             --------             --------
             Yacht                                                 1,301                1,301                  168
             Leasehold land and buildings                         37,632               38,463                4,962
             Furniture and fixtures                                4,618                9,477                1,223
             Motor vehicles                                          745                2,132                  275
             Plant and machinery                                     234                   --                   --
             Others and computer
                equipment                                          1,910                2,099                  271
                                                                --------             --------             --------

                                                                  46,440               53,472                6,899
         Accumulated depreciation                                 (5,920)              (7,490)                (966)
                                                                --------             --------             --------

                                                                  40,520               45,982                5,933
                                                                ========             ========             ========

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 7 -- Banking Facilities

The Group had various letters of credit and import loans and overdraft under banking facilities as of March 31, 2000 and 2001 as follows:

                                                                              Years Ended March 31,
                                                                --------------------------------------------------
                                                                  2000                2001                  2001
                                                                   HK$                 HK$                   US$
                                                                --------             --------             --------
         Facilities granted
             Letter of credit and import
               loans                                              22,600              24,800                3,200
             Overdrafts                                           21,500              24,530                3,165

         Utilized
         Letter of credit and import
           loans (Note 8)
                                                                  10,227               6,031                  778
         Overdrafts                                                9,589              23,985                3,095

         Unutilized facilities
         Letter of credit and import
           loans                                                  12,373              18,769                2,422
         Overdrafts                                               11,911                 545                   70

The bank overdrafts are denominated in Hong Kong dollars, bear interest at the floating commercial bank lending rates in Hong Kong, which ranged from 9.75% to 11.75% per annum as of March 31, 2000 and 2001, respectively, and are renewable annually with the consent of the relevant banks.

Under the banking facilities arrangements, the Group's banking facilities are collateralized by unlimited personal guarantees of certain directors of the Company and leasehold land and buildings owned by the Group. In addition, the Group is required to maintain certain cash balances based on the amount of facilities granted. These balances are reflected as restricted cash in the consolidated financial statements.

A key financial covenant provides that facilities granted to the Group must not exceed a certain percentage of the market value of leasehold land and buildings collateralized. As of March 31, 2000 and 2001, the Group was not in violation of the key financial covenant.

                               Quintalinux Limited

                 Notes to the Consolidated Financial Statements
                 (Dollars in thousands except per share amounts)
                    Years Ended March 31, 1999, 2000 and 2001

================================================================================

Note 8 -- Bank Loans

                                                                              Years Ended March 31,
                                                                --------------------------------------------------
                                                                  2000                2001                  2001
                                                                   HK$                 HK$                   US$
                                                                --------             --------             --------
         Bank loans, bearing interest ranging
           from 1.75% to 3% over the prime
           rate (8.00% as of March 31, 2001)
           and maturing on June, August and
           December 2001, January 2002
           and May 2004                                           10,227                6,031                  778
         Less: Amount due within one year
           included under current liabilities                     (4,197)              (5,095)                (657)
                                                                --------             --------             --------

                                                                   6,030                  936                  121
                                                                ========             ========             ========

Expected maturities of bank loans are as follows:

                                                                         HK$              US$
                                                                         ----            ----
                                Year ending March 31:
                                               2003                       411              53
                                               2004                       447              58
                                               2005                        78              10
                                                                         ----            ----

                                               Total                      936             121
                                                                         ====            ====

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 9  - Capital Lease Obligations

The Group leases certain equipment under agreements classified as capital leases. Equipment under these leases has a cost of HK$256 and accumulated depreciation of approximately HK$117 as of March 31, 2001. The following is a schedule of future minimum lease payments under capital leases as of March 31, 2001.


                                                       March 31,
                                         -------------------------------------
                                         2000             2001            2001
                                          HK$              HK$             US$
                                         ----             ----            ----

Future minimum lease payments             123              530              69
Less: Amount representing
  interest                                (31)            (104)            (14)
                                         ----             ----            ----

Present value of net minimum
  lease payments                           92              426              55
Less: Current portion                     (75)            (115)            (15)
                                         ----             ----            ----

                                           17              311              40
                                         ====             ====            ====


Expected maturities of capital lease are as follows:


                                                       March 31,
                                         -------------------------------------
                                         2000             2001            2001
                                          HK$              HK$             US$
                                         ----             ----            ----

2002                                       75              115              15
2003                                       17               99              13
2004                                       --               95              12
2005                                       --               74              10
2006                                       --               43               5
                                         ----             ----            ----

                                           92              426              55
                                         ====             ====            ====

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001


Note 10 - Marketable Equity Securities

Investment in a single marketable equity security available for sale as of March 31, 2000 and 2001 is as follows (See Note 12):


             Fair Value                                      Gross Unrealized Gain (Loss)
-------------------------------------                --------------------------------------
 2000           2001            2001                  2000           2001              2001
  HK$            HK$             US$                   HK$            HK$               US$
------         ------          ------                ------         -------           ------

12,594          1,073            138                   969          (11,521)          (1,487)
======          =====            ===                   ===          =======           ======


Note 11 - Common Stock

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

Pursuant to the Share Exchange Agreements entered into between the Company and certain stockholders of LSSL on November 11, 1999, the Company issued to them in aggregate 180,000 shares in exchange for their 72.5% equity interest in LSSL.

In the August 2000 initial public offering, the Company sold 1,500,000 shares of common stock priced at US$8.00 per share and 1,500,000 warrants priced at US$0.125 per warrant. Each warrant entitles the holder to purchase one share of common stock at US$10.88 per share through August 9, 2005. As a result, the Company raised approximately US$9,102 net of underwriting commissions and other offering costs.

The Company's common stock and warrants commenced trading on The Nasdaq National Market under the symbols "QLNX" and "QLNXW" on August 10, 2000.

As of March 31, 2001, authorized common stock amounted to 100,000,000 shares at par value of US$0.01 each, issued and outstanding amounted to 9,500,000 shares at par value of US$0.01. As of March 31, 2001 all warrants issued remained outstanding.

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 12 - Related Party Transactions

         a.       Name and relationship of related parties


                                                         Existing Relationships with the Company
                                                         ---------------------------------------

Mr. Chu                                                  Director and major stockholder of the Company

Genuine Interior Design & Associates                     Common director and a company owned by
  Limited ("GIDAL")                                      Mr. Chu, major stockholder of the Company

Prographic Productions Company ("PPC")                   Common director and a company owned by
                                                         Mr. Chu, major stockholder of the Company

Ba Wah Design & Construction Company                     Common director and a company owned by
  Limited ("BWDCCL")                                     Mr. Chu, major stockholder of the Company

Mr. Chan Kin Hang ("Mr. Chan")                           Director and stockholder of the Company

Mr. Liu Chuk Wang ("Mr. Liu")                            Stockholder of the Company

Mr. Li                                                   Director and stockholder of the Company

Good Prominent Fire Safety Company                       Common director and a company owned by Mr.
   Limited ("GPFSCL")                                    Li, major stockholder of the Company

Good Prominent Media Advertising Company                 Common director and a company owned by Mr.
   Limited ("GPMACL")                                    Li, major stockholder of the Company

BA Consulting (HK) Limited ("BACHKL")                    Common director and a company owned by Mr.
                                                         Chan, stockholder of the Company.

INT Design Company Limited ("IDCL")                      Entity owned by Mr. Lam Chi Yui and Mr. Sham Chi Kit,
                                                         being employees of the Company.(1)

INT Design Group (China) Limited ("IDGCL")               Entity owned by Mr. Lam Chi Yui and Mr. Sham Chi Kit,
                                                         being employees of the Company.(1)


(1) See Note 3 for additional related party disclosures regarding these individuals.

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 12 - Related Party Transactions (Continued)


         b.       Summary of related party transactions


                                                               March 31,
                                               -----------------------------------------
                                                2000              2001              2001
                                                 HK$               HK$               US$
                                               ------            ------            -----

Due from related parties (Note (i))
    Mr. Chan                                       --               300               39
    INT Design Company Limited                     --             4,434              572
    INT Design Group (China) Limited               --               649               84
                                               ------            ------            -----
                                                   --             5,383              695
                                               ======            ======            =====

Due to related parties (Note (ii))
    Mr. Chan                                       97                --               --
    Mr. Liu                                        27                --               --
    Mr. Chu                                       887            14,718            1,899
    Mr. Li                                      2,065                --
                                               ------            ------            -----
                                                3,076            14,718            1,899
                                               ======            ======            =====

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 12 - Related Party Transactions

         b.       Summary of related party transaction (Continued)


                                                                                  March 31,
                                                      --------------------------------------------------------
                                                       1999              2000             2001            2001
                                                        HK$               HK$              HK$             US$
                                                      ------            ------           ------          -----

General expenses and acquisitions of fixed
     assets (Note (iii))
     PPC                                                 242                --               --             --
     BACHKL                                               --                --            1,990            257
                                                       =====             =====            =====          =====

 Rental expenses (Note (iv))
     BWDCCL                                              150                --               --             --
     GIDAL                                             1,114               960            1,277            165
                                                      ------            ------            -----            ---

                                                       1,264               960            1,277            165
                                                      ======            ======           ======          =====

Management fee income (Note (v))
     PPC                                                  45                --               --             --
     GPMACL                                               --               144               --             --
                                                      ------            ------            -----            ---

                                                          45               144               --             --
                                                      ======            ======           ======          =====

Project income
     IDCL (Note (viii))                                   --                --              818            106
     GIDAL (Note (ix))                                    --               144               72              9
                                                      ------            ------            -----            ---

                                                          45               144              890            115
                                                      ======            ======           ======          =====

Project expenses (Note (xi))
     IDCL                                                 --                --              346             45
                                                      ======            ======           ======          =====

Rental deposit (Note (x))
     GIDAL                                                --                --              282             36
                                                      ======            ======           ======          =====

 Property, plant and equipment
     Mr. Chu (Note (vi))                                  --            27,000               --             --
     GIDAL (Note (iii))                                2,405                --            4,460            576
                                                      ------            ------            -----            ---

                                                       2,405            27,000            4,460            576
                                                      ======            ======           ======          =====

Marketable equity securities (Note (vii))
     Mr. Li                                               --            11,625               --             --
                                                      ======            ======           ======          =====

Rental income (Note (v))
     GPFSCL                                               --               140               --             --
                                                      ======            ======           ======          =====

Deposit on Investment
     Mr. Chan (Note (vi))                                --                --            25,000          3,226
                                                      ======            ======           ======          =====

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 12 - Related Party Transactions

         b.       Summary of related party transaction (Continued)

                  (i) The amounts due from IDGCL represents unsecured advances that are interest free and repayable on demand.

                           The amount due from Mr. Chen is due on or before May 9, 2001 and bears interest at 6.2%.

                           The amount due from IDCL is for sales with the accounts receivable due at normal trade terms.

                  (ii) The amounts due to related parties represent unsecured advances made from those parties from time to time. These amounts are interest free and repayable on demand.

                  (iii) The Group made payments to PPC, BACHKL and GIDAL for various general, management, subcontracting expenses and property, plant and equipment.

                  (iv) The Group made rental expenses to BWDCCL and GIDAL for the leasing of office premises.

                  (v) The Group received management fee income from PPC and GPMACL for management services provided.

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

                           On March 27, 2000, the Company entered into a conditional purchase agreement with Mr. Chu to acquire a majority interest in Uni-Zone Advanced Technology Company Limited (UAT), a company in which Mr. Chu is a major shareholder and director. The agreement calls for the acquisition of a majority shares of the shares of UAT at a per share price of 90% of the value per share as determined by an independent valuation report. The Company has the option to acquire upto 100% of the shares outstanding of UAT. Pending the outcome of the independent valuation, the Company has made an initial deposit of HK$ 25,000 to Mr. Chu.

                  (vii) Pursuant to an arrangement made with Mr. Li, the amount owing from Mr. Li and companies owned and controlled by him as of December 28, 1999 amounted to HK$22,443 was partially repaid by means of transferring good title of 400,000 shares in Intermost Corporation, a company listed on NASDAQ OTC Bulletin Board (OTCBB) to the Company. The shares were valued at US$3.75 per share which was the closing trade value as listed on the OTCBB as of December 3, 1999 and the transfer was completed on December 28, 1999. Consequently, HK$11.6 million was repaid. The market value as of March 31, 2000 and 2001 was US$4.0625 and US$0.344 per share, respectively.

                           In addition, HK$12 million was paid to the Company by PCDCL, a company owned and controlled by Mr. Li on January 26, 2000 as final settlement of a debt to the Li Group.

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 12 - Related Party Transactions

         b.       Summary of related party transaction (Continued)

                  (viii)   The group made sales to IDCL.

                  (ix)     The group made sales to GIDAL.

                  (x) The group paid rental deposit to GIDAL for properties rented out.

                  (xi)     The group paid project expenses to IDCL.

         c. The stockholders have undertaken to indemnify the Group against any contingent liabilities including tax liabilities and claims that may result from the operating activities of the Group in Hong Kong, the PRC and elsewhere occurring before March 31, 1999. Any such payments by the stockholders will be recorded as expenses by the Group with the corresponding credit to the equity.


Note 13 - Operating Leases

As of March 31, 2001, the Group had commitments under noncancelable operating leases for land and buildings as follows:


                                           March 31,
                                   -----------------------
                                     2001            2001
                                      HK$             US$
                                   -------         -------
                  2002               3,271             480
                  2003               1,964             253
                  2004               1,195             154
                                   -------         -------
                  Total              6,430             887
                                   =======         =======

Total rent expense for the years ended March 31, 1999, 2000 and 2001 was HK$1,682, HK$1,505 and HK$2,892 respectively.


Note 14 - Performance Bonds

There were contingent liabilities as of March 31, 2000 and 2001 in respect of performance bonds issued by third parties which are inherent in the nature of the business in which the Group operates. The directors do not anticipate material losses from these matters.


Note 15 - Pension Costs

The Group operates a defined contribution retirement plan ("Plan") for all qualified employees. The assets of the Plan are held separately from those of the Group in a provident fund managed by an independent trustee. The pension cost charge represents contributions payable to the fund by the Group at rates specified in the rules of the Plan. Where employees leave the Plan prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contribution.

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


The pension expense for the years ended March 31, 1999, 2000 and 2001 was HK$80, HK$177 and HK$277, respectively.


Note 16 - Income Taxes

The parent Company is not subject to any tax in the British Virgin Islands ("BVI") or in Hong Kong. Under current BVI and Hong Kong laws, dividends and capital gains arising from the investment are not subject to income taxes. No withholding tax is imposed on payments of dividends.

Companies comprising the subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each of the companies is domiciled and operates.

Companies with income arising in or derived from Hong Kong are subject to Hong Kong Profits Tax at a rate of 16% .

Income tax expense is composed of the following:


                                                           March 31,
                                       -----------------------------------------------
                                        1999           2000         2001         2001
                                         HK$            HK$          HK$          US$
                                       -----           ----        -----        -----

     Current tax                       1,200            893           --           --
     Deferred tax                         --             --           --           --
                                       -----           ----        -----        -----

         Income tax expense            1,200            893           --           --
                                       =====           ====        =====        =====

Reconciliation to the expected statutory tax rate in Hong Kong is as follows:


                                              1999            2000              2001
                                               %                %                %
                                             -----            -----            -----

Statutory rate                                16.0             16.0             16.0
Nontaxable income                             (8.8)             (.7)              --
Tax effect on net operating loss               (.9)           (12.0)           (16.1)
Others                                          .2               .6               .1
                                             -----            -----            -----

Effective tax rate                             6.5              3.9               --
                                             =====            =====            =====

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 17 - Report on Segment Information

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

Segment information for the years 1999, 2000 and 2001 are as follows:


                                               Design and Contracting Section           High-Technology Products Section
                                          -------------------------------------        ----------------------------------
                                                                Years Ended March 31,
                                          -------------------------------------------------------------------------------
                                           1999           2000           2001           1999          2000          2001
                                            HK$            HK$            HK$            HK$           HK$           HK$
                                          -------        -------        -------        ------        ------        ------

Segment revenue                           105,334        177,729        124,721        66,161        10,374        13,350

Segment profits (loss)                      9,928         19,322        (33,810)        7,099         2,718       (11,751)

Included in segment profits (loss):
   Depreciation and
     amortization                            (617)          (619)        (2,395)          (32)         (165)       (1,033)
   Interest income                            104            127          1,045            88             1           185
   Interest expense                          (810)        (1,297)        (2,257)         (180)         (219)       (1,391)

Segment assets                             67,509        111,912        170,579        10,853        76,211        55,646

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


                              Total
        --------------------------------------------------
          1999          2000          2001           2001
           HK$           HK$           HK$            US$
        -------       -------       -------         ------

        171,495       188,103       138,071         17,816

         17,027        22,040       (45,561)        (5,877)



           (649)         (784)       (3,428)          (442)
            192           128         1,230            159
           (990)       (1,516)       (3,648)          (471)

         78,362       188,123       226,225         29,190

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 17 - Report on Segment Information (Continued)

Segment information for the years 1999, 2000 and 2001 relating to the Group's operations by geographic areas are as follows:


                                                  Years Ended March 31,
                           ---------------------------------------------------------------
                            1999               2000               2001              2001
                             HK$                HK$                HK$                US$
                           -------            -------            -------            ------

Segment Revenue
    Hong Kong               94,500            104,441            103,637            13,373
    PRC                     76,995             83,662             34,434             4,443
                           -------            -------            -------            ------

                           171,495            188,103            138,071            17,816
                           =======            =======            =======            ======

All long-lived assets are situated in Hong Kong for the years 1999, 2000, and 2001.


Note 18 - Financial Instruments

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


Note 19 - Contingencies

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

                              Quintalinux Limited

                  Notes to Consolidated Financial Statements
                (Dollars in thousands except per share amounts)
                   Years Ended March 31, 1999, 2000 and 2001

===============================================================================


Note 19 - Contingencies (Continued)

(b) On April 29, 1999, an action has been brought against the Tat Group in the PRC by an entity ("claimant") which performed certain construction works for its subcontractor for HK$14,019 (US$1,809). In the initial litigation filed in a provincial court in the PRC, the court ruled that the claimant has no merit to the case, and accordingly, the claimant withdrew its legal proceeding on June 18, 1999.

         The claimant subsequently pursued the claim in another litigation ("trial") and, on October 20, 1999, received a favorable ruling against the Tat Group, resulting in a judgment of HK$15,731 (US$2,030).

         The legal environment in the PRC is still not well defined and the Tat Group has appealed against the latest ruling on December 23, 1999. The Tat Group's legal counsel advised that having perused and considered all the legal documents and the evidence, there has not been any legal binding subcontracting or sub-subcontracting obligations between the claimant and Tat Group. Accordingly, the Tat Group could never be a Defendant. As such, the Tat Group has not recorded any provision for loss in connection with this claim. Management intends to continue to vigorously contest this action.

(c) Except as described above, the Group has not been a party to any material legal proceedings and there have been no material legal proceedings pending with respect to the Group's property.

NOTE 20 - SUBSEQUENT EVENT

         On January 22, 2001, the Company adopted the 2001 Stock Compensation Plan (the "Plan"), which was approved by the stockholders on April 20, 2001. The Plan permits the issuance of options to certain officers, directors, employees and advisors of the Company. The purpose of the Plan is to promote the interests of the Company and its stockholders by providing such persons with additional incentives and the opportunity, through stock ownership, to increase their proprietary interests in the Company and their personal interest in its continued success. Under the terms of the Plan, options granted may be either nonqualified or incentive stock options. Incentive stock options shall only be granted to employees of the Company. The Plan reserves two million shares of common stock for grant and provides that the term of each award be determined by the Board of Directors or a committee of the Board.

         Options granted must be exercisable at not less than the fair market value of a share on the date of grant ( 110% of fair market value if the incentive options are owned by a 10% or greater stockholder). Generally, the exercise price of each stock option equals the market price of the Company's stock on the date of grant. The Plan will terminate on January 22, 2011, unless terminated sooner by action of the Board. Options are exercisable for a period of up to ten years from the respective exercise date. As of March 31, 2001, no options had been granted under the Plan.